

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

4 April 2006



06013044

Securities & Exchange
Division of Corporate
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
MAY 0 2 2006
WASH. D.C.
152
SECTION

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 3 April 2006, Re: Notice of Extraordinary General Meeting;

2) Circular to shareholders dated 4 April 2006 in relation to:

PART A
Proposed disposal of up to 21,616,069 ordinary shares of RM1.00 each in Amalgamated Containers Berhad ("ACB") representing approximately 28.94% equity interest in ACB to Lion Corporation Berhad ("LCB") for a total disposal consideration of up to approximately RM18.88 million, to be settled by the issuance and allotment of up to 14,410,710 new ordinary shares of RM1.00 each in LCB at an issue price of RM1.31 each via a conditional take-over offer by LCB ("Proposed Disposal"); and

PART B
Independent Advice Letter to minority shareholders of Amsteel in relation to the Proposed Disposal.

Please contact the undersigned if you have any query.

PROCESSED
MAY 0 4 2006
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 03/04/2006 06:18:22 PM
Submitted by AMSTEEL on 03/04/2006 06:23:56 PM
Reference No AA-060403-899B9

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 21 April 2006 at 10.00 a.m., for the purpose of considering and, if thought fit, passing the following Ordinary Resolution:-

ORDINARY RESOLUTION

PROPOSED DISPOSAL OF UP TO 21,616,069 ORDINARY SHARES OF RM1.00 EACH IN AMALGAMATED CONTAINERS BERHAD ("ACB") REPRESENTING APPROXIMATELY 28.94% EQUITY INTEREST IN ACB TO LION CORPORATION BERHAD ("LCB") VIA A CONDITIONAL TAKE-OVER OFFER BY LCB

THAT subject to the relevant approvals being obtained, approval be and is hereby given to the Company and its wholly-owned subsidiary, Umatrac Enterprises Sdn Bhd ("Umatrac"), to dispose of up to 991,000 ordinary shares of RM1.00 each of the Company's direct shareholding in ACB representing approximately 1.33% equity interest in ACB and up to 20,625,069 ordinary shares of RM1.00 each of indirect shareholdings held through Umatrac representing approximately 27.61% equity interest in ACB (collectively referred to as the "Sale Shares") to be settled by the issuance and allotment of two (2) new ordinary shares of RM1.00 each in LCB at an issue price of RM1.31 each for every three (3) Sale Shares held via the acceptance of the Conditional Take-Over Offer by LCB ("Offer") based on the terms and conditions as set out in the Notice of the Offer dated 25 November 2004 issued by K & N Kenanga Bhd, on behalf of LCB, and served on the Board of ACB in respect of the Offer ("Proposed Disposal");

AND THAT the Directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to give effect to and complete the Proposed Disposal, with full powers to assent to any conditions, modifications, variations and/or amendments deemed necessary or expedient in the interest of the Company and/or its subsidiary, or as may be required by the relevant authorities and to take all steps and actions as may be required to give effect to and complete the Proposed Disposal.

By Order of the Board

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

3 APR 2006

CHAN POH LAN
WONG PHOOI LIN
Secretaries

Kuala Lumpur
4 April 2006

Notes:-

1. *A member entitled to attend and vote at the Extraordinary General Meeting of the Company is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the meeting.*

4. *Form of Proxy sent through facsimile transmission shall not be accepted.*

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary

3 APR 2006

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your ordinary shares in Amsteel Corporation Berhad ("Amsteel" or the "Company"), you should at once hand this Circular together with the accompanying Form of Proxy, to the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.



AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS
IN RELATION TO

PART A

PROPOSED DISPOSAL OF UP TO 21,616,069 ORDINARY SHARES OF RM1.00 EACH IN AMALGAMATED CONTAINERS BERHAD ("ACB") REPRESENTING APPROXIMATELY 28.94% EQUITY INTEREST IN ACB TO LION CORPORATION BERHAD ("LCB") FOR A TOTAL DISPOSAL CONSIDERATION OF UP TO APPROXIMATELY RM18.88 MILLION, TO BE SETTLED BY THE ISSUANCE AND ALLOTMENT OF UP TO 14,410,710 NEW ORDINARY SHARES OF RM1.00 EACH IN LCB AT AN ISSUE PRICE OF RM1.31 EACH VIA A CONDITIONAL TAKE-OVER OFFER BY LCB ("PROPOSED DISPOSAL")

AND

PART B

INDEPENDENT ADVICE LETTER TO MINORITY SHAREHOLDERS OF AMSTEEL IN RELATION TO THE PROPOSED DISPOSAL

Independent Adviser


PM
SECURITIES

PM Securities Sdn. Bhd.
(66299-A) An Approved Universal Broker

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Notice of the Extraordinary General Meeting of the Company to be convened at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 21 April 2006 at 10.00 a.m. together with the Form of Proxy are enclosed herewith.

You are requested to complete the enclosed Form of Proxy and deposit it at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on or before the time and date indicated below if you are not able to attend the meeting. The lodging of the Form of Proxy shall not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

Last date and time for lodging the Form of Proxy	:	19 April 2006, 10.00 a.m.
Date and time of the Extraordinary General Meeting	:	21 April 2006, 10.00 a.m.

This Circular is dated 4 April 2006

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular and the IAL:-

"ACB"	:	Amalgamated Containers Berhad
"ACB Group"	:	ACB, its subsidiary companies and associated companies, collectively
"ACB Share(s)"	:	Ordinary share(s) of RM1.00 each in ACB
"Accepting Holder"	:	Holder who accepts the Offer
"Act"	:	The Companies Act 1965, as amended from time to time and any re-enactment thereof
"Amsteel" or the "Company"	:	Amsteel Corporation Berhad
"Amsteel Group"	:	Amsteel, its subsidiaries and associated companies, collectively
"Announcement"	:	The announcement dated 25 November 2004 made by Kenanga on behalf of LCB in respect of the Offer
"Bursa Securities"	:	Bursa Malaysia Securities Berhad
"Board"	:	Board of Directors
"Circular"	:	This circular to shareholders of Amsteel dated 4 April 2006 in relation to the Proposed Disposal
"Closing Date"	:	The First Closing Date or in the event the Offer is revised or extended, such other revised or extended closing date as may be decided by the Offeror with the consent of the SC and announced in accordance with the Code
"Code"	:	The Malaysian Code on Take-overs and Mergers 1998 (as amended from time to time and any re-enactment thereof)
"Consideration Share(s)"	:	Up to 47,681,981 new LCB Shares as consideration for the Offer Shares to be issued and allotted on the basis of two (2) new LCB Shares for every three (3) existing Offer Shares held at an issue price of RM1.31 each
"DAC"	:	Datuk Cheng Yong Kim
"Despatch Date"	:	23 March 2006, being the date of despatch of the Offer Document
"Disposal Consideration"	:	Up to approximately RM18.88 million to be settled by the issuance and allotment of up to 14,410,710 new LCB Shares at an issue price of RM1.31 each on the basis of two (2) new LCB Shares for every three (3) existing Offer Shares held
"EGM"	:	Extraordinary general meeting
"EPS"	:	Earnings per share
"FIC"	:	Foreign Investment Committee, Malaysia

"First Closing Date"	:	13 April 2006, being twenty-one (21) days from the Despatch Date
"FYE"	:	Financial year ended
"GDP"	:	Gross Domestic Product
"Holder(s)"	:	Holder(s) of the Offer Shares
"IAL"	:	The independent advice letter dated 4 April 2006 prepared by PM Securities in relation to the Proposed Disposal
"Implied Offer Price"	:	RM0.87, being the implied offer price for each Offer Share based on the Issue Price
"Issue Price"	:	RM1.31, being the issue price per Consideration Share
"Kenanga"	:	K & N Kenanga Bhd
"LAP"	:	Lion Asiapac Limited, a public company incorporated in Singapore and listed on the SGX-ST
"Latest Practicable Date"	:	28 March 2006, being the latest practicable date prior to the printing of this Circular
"LCB"	:	Lion Corporation Berhad
"LCB Group"	:	LCB, its subsidiary companies and associated companies, collectively
"LCB Share(s)"	:	Ordinary share(s) of RM1.00 each in LCB
"Limpahjaya"	:	Limpahjaya Sdn Bhd, a wholly-owned subsidiary of LCB
"Lion General"	:	Lion General Trading & Marketing (S) Pte Ltd, a wholly-owned subsidiary of LCB
"Listing Requirements"	:	Listing Requirements for the Main Board and Second Board of Bursa Securities, as amended from time to time
"LPM"	:	Lion Plate Mills Sdn Bhd, a wholly-owned subsidiary of LCB
"LPM Acquisition"	:	The acquisition by LCB, through Lion General of the entire issued and paid-up capital of LPM for a total purchase consideration of RM70,000,000 from Sims Holdings Sdn Bhd, Lion Realty Pte Ltd and DAC, satisfied by the issue and allotment of 53,435,115 new LCB Shares at an issue price of RM1.31 each to Sims Holdings Sdn Bhd, Lion Realty Pte Ltd and DAC in proportion to their respective shareholdings in LPM
"LPS"	:	Loss per share
"Notice"	:	Notice of the Offer dated 25 November 2004 issued by Kenanga, on behalf of LCB, and served on the Board of ACB pursuant to the Code
"NA"	:	Net assets
"NTA"	:	Net tangible assets
"NTL"	:	Net tangible liabilities

"Offer"	:	The conditional take-over offer by LCB to acquire the Offer Shares, at a purchase consideration of up to approximately RM62.46 million or approximately RM0.87 per Offer Share to be settled by the issuance of the Consideration Shares
"Offeror"	:	LCB and Limpahjaya, collectively
"Offer Document"	:	The offer document dated 23 March 2006 issued by Kenanga, on behalf of LCB, in relation to the Offer together with the Form of Acceptance and Transfer
"Offer Period"	:	The period commencing 25 November 2004, being the date of the announcement of the Notice, until the Closing Date
"Offer Share(s)"	:	As at the Latest Practicable Date, the remaining 71,522,971 ACB Shares not already owned by the Offeror
"PAT"	:	Profit after taxation
"PB Multiple"	:	Price-to-book multiple
"PE Multiple"	:	Price earnings multiple
"PM Securities" or "Independent Adviser"	:	PM Securities Sdn Bhd, an approved Universal Broker, being independent adviser for the Proposed Disposal
"RM" and "sen"	:	Ringgit Malaysia and sen respectively
"Proposed Disposal"	:	Proposed Disposal of 21,616,069 ACB Shares representing approximately 28.94% equity interest in ACB to LCB via the Offer
"SC"	:	Securities Commission of Malaysia
"SC Act"	:	Securities Commission Act 1993, as amended from time to time and any re-enactment thereof
"SC Guidelines"	:	The SC's Policies and Guidelines on Issue/Offer of Securities (as amended from time to time and any re-enactment thereof)
"SGD"	:	Singapore Dollar
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"SIC"	:	Securities Industry Council of Singapore
"SICDA"	:	Securities Industry (Central Depositories) Act 1991 (as amended from time to time and any re-enactment thereof)
"Singapore Code"	:	Singapore Code on Take-overs and Mergers
"TSWC"	:	Tan Sri William H.J. Cheng
"Umatrac"	:	Umatrac Enterprises Sdn Bhd, a wholly-owned subsidiary of Amsteel
"WAMP"	:	Volume weighted average market price

In this Circular, words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter gender and vice versa. Reference to persons shall include corporations, unless otherwise specified.

For the purpose of this Circular, references to time relates to Malaysian time, unless otherwise stated.

TABLE OF CONTENTS PAGE

PART A

**LETTER FROM THE
BOARD OF AMSTEEL TO THE SHAREHOLDERS OF AMSTEEL**

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Registered Office:
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur

4 April 2006

Board of Directors:

Jen (B) Tan Sri Dato' Zain Mahmud Hashim *(Chairman)*
Ong Kek Seng *(Managing Director)*
Tan Sri William H.J. Cheng
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Munajat bin Idris
M. Chareon Sae Tang @ Tan Whye Aun
Tan Siak Tee

To: The Shareholders of Amsteel Corporation Berhad

Dear Sir/Madam

PROPOSED DISPOSAL OF UP TO 21,616,069 ORDINARY SHARES OF RM1.00 EACH IN ACB REPRESENTING APPROXIMATELY 28.94% EQUITY INTEREST IN ACB TO LCB FOR A TOTAL DISPOSAL CONSIDERATION OF UP TO APPROXIMATELY RM18.88 MILLION, TO BE SETTLED BY THE ISSUANCE AND ALLOTMENT OF UP TO 14,410,710 NEW ORDINARY SHARES OF RM1.00 EACH IN LCB AT AN ISSUE PRICE OF RM1.31 EACH VIA A CONDITIONAL TAKE-OVER OFFER BY LCB

---

1. INTRODUCTION

The Board of Amsteel had on 20 March 2006, announced the following proposed disposals pursuant to the Offer:-

(i) by Amsteel of its entire 1.33% equity interest in ACB or approximately 0.99 million Offer Shares to LCB, to be satisfied by the issuance of approximately 0.66 million Consideration Shares for the Offer; and

(ii) by Umatrac of its entire 27.61% equity interest in ACB or approximately 20.62 million Offer Shares to LCB, to be satisfied by the issuance of approximately 13.75 million Consideration Shares for the Offer.

(collectively referred to as the "Proposed Disposal")

Certain Directors and substantial shareholders of Amsteel are deemed to be interested in the Proposed Disposal (details of which are set out in Section 7 of Part A of this Circular), and as such, the Proposed Disposal is deemed a related party transaction under the Listing Requirements. In relation thereto and in compliance with Paragraph 10.08(2) of the Listing Requirements, PM Securities has been appointed by the Company on 18 January 2006 to act as the Independent Adviser to advise the minority shareholders of Amsteel on whether the Proposed Disposal is fair and reasonable as far as the shareholders are concerned and whether the Proposed Disposal is to the detriment of the minority shareholders of Amsteel. PM Securities had vide its letter dated 21 March 2006 confirmed to Bursa Securities of its independence and eligibility to act as the Independent Adviser. A copy of the IAL to the minority shareholders is attached as Part B of this Circular.

The purpose of this Circular is to provide you with the relevant information on the Proposed Disposal, to set out your Board's recommendation thereon and to seek your approval for the ordinary resolution in relation to the Proposed Disposal to be tabled at the forthcoming EGM of Amsteel to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 21 April 2006 at 10.00 a.m. to give effect to the same. The notice convening the EGM is enclosed with this Circular.

Shareholders of Amsteel should take note that the Offer will be kept open for acceptances for 21 days from the posting of the Offer Document, i.e. until 5.00 p.m. on 13 April 2006, unless extended or revised by the Offeror, or such date as may be announced by the Offeror in accordance with the Code. In relation thereto, the Proposed Disposal is subject to the extension by the Offeror. In view of the aforesaid, Amsteel had by a letter dated 31 March 2006 requested the Offeror to consider extending the Offer Period to enable the Company to take up the Offer upon obtaining all relevant approvals for the Proposed Disposal. As at the day immediately prior to the printing of this Circular, the Offeror has not made any announcement on the extension of the Offer Period for the Offer. If the Offeror does not make the relevant announcement on or before the First Closing Date, the EGM to consider the ordinary resolution for the Proposed Disposal shall be cancelled and the Company will make the necessary announcement to Bursa Securities.

SHAREHOLDERS OF AMSTEEL ARE ADVISED TO READ AND CAREFULLY CONSIDER THE CONTENTS OF THIS CIRCULAR TOGETHER WITH THE APPENDICES BEFORE VOTING ON THE ORDINARY RESOLUTION TO GIVE EFFECT TO THE PROPOSED DISPOSAL AT THE FORTHCOMING EGM.

2. DETAILS OF THE PROPOSED DISPOSAL

2.1 Particulars of the Proposed Disposal

On 2 December 2004, Amsteel and Umatrac each received a notice of receipt of the Offer from ACB, in relation to LCB's intention to acquire the remaining 71,522,971 ACB Shares, representing approximately 95.73% of the issued and paid-up capital in ACB which are not already owned by LCB and Limpahjaya, on the basis of LCB issuing two (2) new ordinary shares of RM1.00 each in LCB at an issue price of RM1.31 each for every three (3) existing Offer Shares held.

On 28 March 2006, Amsteel and Umatrac had each received the Offer Document.

As at the Latest Practicable Date, Amsteel has a 1.33% direct equity interest or approximately 0.99 million Offer Shares and 27.61% indirect equity interest or approximately 20.62 million Offer Shares through Umatrac in ACB. Assuming full acceptance from the holders of the ACB Shares and upon completion of the Offer, the Amsteel Group will eventually hold a total of 14,410,710 new LCB Shares constituting 1.40% of the enlarged issued and paid-up share capital of LCB of 1,026,710,718 shares.

2.2 Salient Terms and Conditions of the Offer

The salient terms and conditions of the Offer as contained in the Offer Document are as follows:-

(i) Consideration

LCB proposes to issue up to 47,681,981 new LCB Shares in exchange for the Offer Shares on the basis of two (2) new LCB Shares at the issue price of RM1.31 each for every three (3) existing Offer Shares held.

The issue price of the Consideration Shares of RM1.31 each represents the five (5) market-day WAMP of the LCB Shares from 18 November 2004 to 24 November 2004, being the last market day preceding the date of the announcement of the Offer and the date of the Notice.

(ii) Conditions

The Offer is conditional upon the following:-

(a) LCB receiving by 5:00 p.m. (Malaysian time) on the First Closing Date or such later date as the Board of LCB may decide with the consent of the SC, acceptances (provided that they are not, where permitted, withdrawn), which would result in the Offeror holding in aggregate, together with those ACB Shares already held or entitled to be acquired, of **more than 50%** of the voting shares of ACB.

(b) Approvals being obtained from the following:-

(i) the SC, which was obtained on 29 September 2005 and 28 March 2006 for the extension of time to complete the acquisition of ACB via the Offer as detailed below;

(ii) the FIC (through the SC), which was obtained on 29 September 2005;

(iii) the shareholders of LCB, which was obtained on 20 December 2005;

(iv) Bursa Securities' approval-in-principle for the listing of and quotation for the Consideration Shares for the Offer to be issued pursuant to the Offer which was obtained on 23 November 2005; and

(v) the LCB lenders, which was obtained on 21 December 2005.

(c) The receipt by LCB of the SIC's confirmation that a mandatory general offer in respect of LAP pursuant to the Singapore Code will not be required to be undertaken after the Offer, in view of ACB's 30.65% shareholding interests in LAP.

This condition is no longer applicable given that on 16 March 2006, LAP announced that ACB's indirect interest in LAP was less than 30%, which is the shareholding threshold required to undertake a mandatory general offer pursuant to the Singapore Code.

(d) Since 30 June 2004, being the date of the last audited accounts of ACB prior to the date of the Notice (i.e. 25 November 2004) (except as disclosed in the annual report and accounts of ACB for the FYE 30 June 2004):-

i. there are no materially adverse changes in the business, financial or trading position or prospects of the ACB Group; and

ii. there is no contingent liability that arose, which might have a materially adverse effect on the ACB Group.

(e) No government or regulatory body or any other person having, prior to the closing of the Offer proposed, threatened or effected any action, proceedings, suit, investigation or enquiry, or enacted, made or proposed, and there not continuing to be outstanding any statute, regulation or order that would or might make the Offer or the acquisition of any of the Offer Shares by LCB and/or its assigns void, unenforceable or illegal.

LCB reserves the right to waive all or any of the above conditions of the Offer, in whole or in part, other than those stated in Paragraphs 2.2 (ii)(a) and (b) above.

Save for paragraph 2.2 (ii)(e) above which is still not met, paragraph 2.2 (ii)(a) is subject to the level of acceptances by Accepting Holders and its fulfillment will only be determined upon the Closing Date.

In respect of paragraph 2.2 (ii)(b)(i) above, under Paragraph 18.02 of the SC Guidelines, proposals involving acquisitions should be completed within six (6) months from the date of SC's approval. Since the Offer was approved on 29 September 2005, the deadline to complete the Offer under the SC Guidelines would then be 28 March 2006, after which the condition would be deemed unfulfilled pending an extension to be granted by the SC. As a result of this, LCB had on 14 March 2006 submitted an application to the SC to extend the completion deadline and SC had on 28 March 2006 approved and granted an extension of time of five (5) months to 28 August 2006 for LCB to complete the Offer.

Pursuant to Paragraph 19(1) and 19(2) of the Code, all conditions attached to the Offer, other than paragraph 2.2 (ii)(a) above, shall be fulfilled within twenty-one (21) days after the First Closing Date or the date after paragraph 2.2 (ii)(a) is fulfilled, whichever is the later. Notwithstanding this, the said date shall not be later than seven (7) days after the sixtieth (60th) day from the Despatch Date, failing which the Offer shall lapse.

(iii) Revision of Offer

Where the terms to the Offer are revised, a written notification of the Offer, as so revised, shall be despatched to all the Holders, including those who have previously accepted the Offer. If the Offer is revised after the Despatch Date, it will remain open for acceptances for a period of at least **fourteen (14) days** from the date of despatch of the written notification of the revision to the Holders.

(iv) Ranking of the Consideration Shares

The Consideration Shares to be issued pursuant to the Offer shall, upon allotment and issue, rank *pari passu* in all respects with the then existing LCB Shares save that the holder of the Consideration Shares shall not be entitled to any rights, dividends and/or distributions which may be declared by LCB for the FYE 30 June 2005. Based on LCB's annual report for the FYE 2005, LCB did not declare any dividends for the FYE 30 June 2005.

(v) Fractional Entitlements

Fractional entitlements to the Consideration Shares will not be allotted or issued to Accepting Holders and entitlements to the Consideration Shares will be rounded down to the nearest whole Consideration Share.

(vi) Compulsory Acquisition

Pursuant to the SC Act, if the Offeror receives acceptances of not less than 90% of the Offer Shares (other than shares already held at the date of the Offer Document by the Offeror or by a nominee for or a related corporation of LCB) within four months after the making of the Offer, the Offeror would be entitled to, subject to complying with the provisions of Section 34 of the SC Act, compulsorily acquire any remaining Offer Shares for which acceptances have not been received under the Offer.

If the above situation arises, LCB intends to invoke the provisions of Section 34 of the SC Act to compulsorily acquire the remaining Offer Shares from the Holders who have not elected to accept, whether in whole or in part, the Offer on the basis of two (2) Consideration Shares for every three (3) existing Offer Shares held at the issue price of RM1.31 each. **Under such circumstances, the Offeror will not retain the listing status of ACB on the Main Board of Bursa Securities.**

(vii) Listing Status of ACB

In the event the Offeror attains more than 75% but less than 90% of the issued and paid-up share capital of ACB upon completion of the Offer, and in the further event that Bursa Securities requires ACB to comply with the shareholding spread in paragraph 8.15 of the Listing Requirements, **it is the intention of the Offeror to maintain the listing status of ACB on the Main Board of Bursa Securities.** The Offeror will explore options and proposals to maintain the listing status of ACB, which may include placement of ACB Shares at price(s) mutually acceptable to both the Offeror and non-related placee(s), to ensure that the required shareholding spread is met. The Offeror will use its best endeavours to rectify the shareholding spread situation within three (3) months from the completion of the Offer or such other extension of time as approved by the relevant authorities.

2.3 Original Cost of Investment

ACB became a wholly-owned subsidiary of Amsteel in November 1988 at a cost of investment of RM2.00 then. Umatrac first acquired shares in ACB in September 1993 for RM5.15 million.

In 1993, ACB ceased to be a subsidiary of Amsteel upon its listing on the Main Board of Bursa Securities.

As at 31 December 2005, the carrying value of ACB in Amsteel and Umatrac is approximately RM1.0 million and RM20.75 million respectively. However, the carrying value of ACB in the Amsteel Group (including the post-acquisition reserves) is approximately RM24.50 million.

2.4 Basis of arriving at the Consideration Shares

The Consideration Shares was arrived at after taking into consideration, *inter-alia*, the following:-

(a) The five (5)- market day WAMP of ACB Shares from 18 November 2004 to 24 November 2004 of RM0.84 and the closing market price of ACB Shares on 24 November 2004 of RM0.81 (being the last market day prior to the date of the Announcement and the Notice);

(b) ACB's audited consolidated PAT for the FYE 30 June 2004 of approximately RM8.77 million; and

(c) ACB's audited consolidated NTA as at 30 June 2004 of approximately RM58.88 million.

3. INFORMATION ON ACB

ACB was incorporated in Malaysia under the Act on 26 August 1982 as a private limited company under the name of Amalgamated Cement Mills Sdn Bhd. It then changed its name to Amalgamated Containers Sdn Bhd on 27 August 1988 and assumed its present name on 17 August 1992 upon its conversion to a public company. ACB was listed on the Main Board of Bursa Securities on 28 October 1993.

ACB is primarily an investment holding company and its subsidiaries are engaged in a range of activities, principally those relating to the manufacturing, trading, sale and distribution of steel and iron products; the processing and sale of steel coils and sheets; and the manufacturing, marketing and distribution of pre-painted steel sheets and related products.

An associated company of ACB is principally involved in international trading and distribution of electronic components, manufacture and distribution of automotives and components and investment holding.

As at the Latest Practicable Date, the authorised share capital of ACB is RM100,000,000 comprising 100,000,000 ACB Shares, while the issued and paid-up share capital of ACB is RM74,711,000 comprising 74,711,000 ACB Shares. The audited consolidated NA of ACB as at 30 June 2005 was approximately RM102.53 million and the audited consolidated PAT (and after minority interest) for the FYE 30 June 2005 was approximately RM15.03 million.

Further information on ACB is set out in Appendix I of this Circular.

4. INFORMATION ON LCB

LCB was incorporated in Malaysia under the Act on 27 September 1972 as a private limited company under the name of Lion (Teck Chiang) Sdn Bhd. It then changed its name to Lion Corporation Sdn Bhd on 18 May 1981 and assumed its present name on 30 May 1981 upon its conversion to a public company. LCB was listed on the Main Board of Bursa Securities on 17 March 1982.

LCB is an investment holding company which subsidiaries are involved in the manufacturing of hot-rolled and cold-rolled coils, bands, plates and sheets; the manufacturing, distribution and trading of flat steel, office equipment and related steel products; assembly, sale and distribution of private and commercial vehicles; and share registration and secretarial services.

As at the Latest Practicable Date, the authorised share capital of LCB is RM2,000,000,000 comprising 2,000,000,000 LCB Shares, while the issued and paid-up share capital of LCB is RM979,028,737 comprising 979,028,737 LCB Shares. The audited consolidated NA of LCB as at 30 June 2005 was RM1,080.89 million and the audited consolidated PAT (after minority interest) for the FYE 30 June 2005 was approximately RM231.77 million.

Further information on LCB is set out in Appendix II of this Circular.

5. RATIONALE OF THE PROPOSED DISPOSAL

The Proposed Disposal is in line with the Amsteel Group's corporate and debt restructuring scheme ("GWRS") which is to rationalise the Amsteel Group's financial position and to further streamline its operation by divesting its non-core and peripheral assets and business.

The Amsteel Group's investment in ACB is one of the non-core and peripheral assets and businesses to be disposed of pursuant to the proposed divestment program, which forms part of the GWRS.

The Proposed Disposal provides an opportunity for the Amsteel Group to swap its investments in ACB for LCB Shares in view that there will be operational synergies in terms of improving efficiency and productivity in the enlarged LCB Group after the completion of the Offer. The LCB Shares also have a larger market capitalisation and are more liquid than ACB Shares. The LCB Shares will eventually be placed out at appropriate times and proceeds of such placements will be utilised to repay the lenders under the Amsteel Group's GWRS.

6. FINANCIAL EFFECTS OF THE PROPOSED DISPOSAL

6.1 Share Capital and Shareholdings of the Substantial Shareholders

The Proposed Disposal will not have any effect on the issued and paid-up share capital and the shareholdings of the substantial shareholders of Amsteel as the Proposed Disposal does not involve any issuance of new ordinary shares by Amsteel.

6.2 Earnings

The Proposed Disposal is expected to be completed by July 2006 and is not expected to have an impact on the earnings of Amsteel Group for the financial year ending 30 June 2006. However, the Proposed Disposal is expected to result in a loss of approximately RM0.3 million to the Amsteel Group for the financial year ending 30 June 2007.

6.3 NA

On a proforma basis, the Proposed Disposal is not expected to have a material impact on the NA of Amsteel Group based on the audited consolidated balance sheet as at 30 June 2005.

7. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Save as disclosed below, none of the other Directors and/or substantial shareholders of Amsteel and persons connected with them has any interest, direct or indirect, in the Proposed Disposal.

The Proposed Disposal is deemed to be a related party transaction by virtue of the following:-

i. TSWC is the Chairman and Managing Director of LCB and a director of ACB. He is also a substantial shareholder of Amsteel, LCB and ACB;

ii. Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim, is an employee of a subsidiary of Amsteel, a company in which TSWC has a substantial interest and is therefore deemed to be a person connected with TSWC. He is also the Chairman of ACB;

iii. Mr Ong Kek Seng, is an employee of Amsteel, a company in which TSWC has a substantial interest and is therefore deemed to be a person connected with TSWC; and

iv. Mr M. Chareon Sae Tang @ Tan Whye Aun is a Director of LCB and a person acting in concert with LCB in relation to the Offer as defined by the Code.

The following Directors and substantial shareholders of Amsteel and persons connected with them who are interested and/or deemed interested in the Proposed Disposal have the following direct and/or indirect shareholdings in Amsteel, as at the Latest Practicable Date:-

	Amsteel			
	Direct		Indirect	
Name	No. of Shares	%	No. of Shares	%
Interested Directors				
TSWC	-	-	629,038,255	47.25
Jen (B) Tan Sri Dato' Zain Mahmud Hashim	-	-	-	-
Ong Kek Seng	-	-	-	-
M. Chareon Sae Tang @ Tan Whye Aun	-	-	-	-
Interested Substantial Shareholders				
TSWC	-	-	629,038,255[a]	47.25
Lion Realty Pte Ltd	-	-	594,686,450[b]	44.67
DAC	87,000	0.01	595,025,650[c]	44.70
Lion Development (Penang) Sdn Bhd	-	-	594,686,450[b]	44.67
Horizon Towers Sdn Bhd	-	-	594,686,450[b]	44.67
LCB	508,147,977	38.17	86,538,473[d]	6.50
Lion Industries Corporation Berhad	38,781,283	2.91	555,905,167[e]	41.76
Amsteel Mills Sdn Bhd	19,211,931	1.44	575,474,519[f]	43.23
LLB Steel Industries Sdn Bhd	-	-	594,686,450[b]	44.67
Steelcorp Sdn Bhd	-	-	594,686,450[b]	44.67
Lion Diversified Holdings Berhad	3,318,501	0.25	591,367,949[g]	44.42
LDH (S) Pte Ltd	-	-	594,686,450[b]	44.67
Persons connected with the Interested Directors and/or Interested Substantial Shareholders				
Puan Sri Datin Hajjah Salifah bt. Mohd Esa[i]	53,321	0.004	-	-
Puan Sri Chan Chau Ha @ Chan Chow Har[j]	75,200	0.006	339,200[h]	0.03
Datin Ng Seok Kuan[k]	240	*	-	-
Cheng Chai Hai[l]	102,600	0.008	-	-
Cheng Yoong Choong[m]	1,000	*	-	-
Cheng Wei Meng[n]	2,800	*	-	-
Joseph Thiang Thin Poh[o]	2,063	*	-	-
Limpahjaya[p]	25,226,758	1.90	-	-
Silverstone Corporation Berhad[p]	34,012,605	2.56	-	-
Sin Seng Investments Pte Ltd[p]	339,200	0.03	-	-

Notes:

* Negligible

(a) Deemed interested by virtue of Section 6A of the Act held through Sin Seng Investments Pte Ltd, LCB, Limpahjaya, Silverstone Corporation Berhad, Lion Industries Corporation Berhad, Amsteel Mills Sdn Bhd and Lion Diversified Holdings Berhad.

(b) Deemed interested by virtue of Section 6A of the Act held through LCB, Limpahjaya, Lion Industries Corporation Berhad, Amsteel Mills Sdn Bhd and Lion Diversified Holdings Berhad.

(c) Deemed interested by virtue of Section 6A of the Act held through Sin Seng Investments Pte Ltd, LCB, Limpahjaya, Lion Industries Corporation Berhad, Amsteel Mills Sdn Bhd and Lion Diversified Holdings Berhad.

(d) Deemed interested by virtue of Section 6A of the Act held through Limpahjaya, Lion Industries Corporation Berhad, Amsteel Mills Sdn Bhd and Lion Diversified Holdings Berhad.

(e) Deemed interested by virtue of Section 6A of the Act held through LCB, Limpahjaya, Amsteel Mills Sdn Bhd and Lion Diversified Holdings Berhad.

(f) Deemed interested by virtue of Section 6A of the Act held through LCB, Limpahjaya, Lion Industries Corporation Berhad and Lion Diversified Holdings Berhad.

(g) Deemed interested by virtue of Section 6A of the Act held through LCB, Limpahjaya, Lion Industries Corporation Berhad and Amsteel Mills Sdn Bhd.

(h) Deemed interested by virtue of Section 6A of the Act held through Sin Seng Investments Pte Ltd.

(i) Puan Sri Datin Hajjah Salifah bt Mohd Esa is the spouse of Jen (B) Tan Sri Dato' Zain Mahmud Hashim.

(j) Puan Sri Chan Chau Ha @ Chan Chow Har is the spouse of TSWC.

(k) Datin Ng Seok Kuan is the spouse of DAC.

(l) Cheng Chai Hai is the sister of TSWC.

(m) Cheng Yoong Choong is the brother of DAC.

(n) Cheng Wei Meng is the sister of DAC.

(o) Joseph Thiang Thin Poh is the brother-in-law of DAC.

(p) Limpahjaya, Silverstone Corporation Berhad and Sin Seng Investments Pte Ltd are companies in which TSWC and DAC each has substantial interests.

Accordingly, TSWC, Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim, Mr Ong Kek Seng and Mr M. Chareon Sae Tang (collectively, the "Interested Directors") have abstained and will continue to abstain from all Board deliberation and voting at the Board meetings in relation to the Proposed Disposal. Furthermore, the Interested Directors will abstain from voting in respect of their direct and/or indirect shareholdings in the Company on the resolution pertaining to the Proposed Disposal at the forthcoming EGM.

The Interested Substantial Shareholders will abstain from voting in respect of their direct and indirect shareholdings in Amsteel on the resolution pertaining to the Proposed Disposal at the forthcoming EGM.

Furthermore, the Interested Directors and Interested Substantial Shareholders will undertake to ensure that persons connected with them and having interests in the shares in Amsteel will also abstain from voting in respect of their direct and/or indirect shareholdings in Amsteel on the resolution pertaining to the Proposed Disposal at the forthcoming EGM.

8. RISK FACTORS

8.1 Business Operating Risk

The LCB Group is principally involved in the steel industry. As such, the LCB Group is subject to certain risks inherent in the steel industry. These risks include changes in general economic conditions such as (but which are not limited to) general downturn in the global and the Malaysian economies, government regulations, inflation, changes in business conditions such as deterioration in prevailing market conditions, constraints in labour supply, increase in costs of labour and materials, introduction of new players into the market and dependence on imported supplies and raw material.

Although the LCB Group seeks to mitigate these risks through, amongst others, maintaining good business relationships with its customers and suppliers, efficient cost control, product development to improve the quality and to reduce the production costs of its products, investment in new machinery and equipment to increase production and integration, and development and introduction of other synergistic products into the LCB Group's product line, there is no assurance that any occurrence of the aforementioned mitigating factors will not have a material adverse effect on its businesses.

8.2 Political, Economic and Environmental Consideration

Given the nature of the steel industry, the operations of the LCB Group are closely linked to the economic performance of the nation in general.

Adverse developments in political and economic uncertainties or changes in social conditions in Malaysia, which are not within the control of LCB, may materially affect the financial performance of the LCB Group. Economic uncertainties include (but are not limited to) the risks of war, renegotiation or nullification of existing contracts and unfavourable change in government policies such as the introduction of new regulations.

8.3 Dependence on Key Personnel

The continued success of the LCB Group will depend, to a certain extent, upon the ability and continued participation and efforts of its existing directors and senior management. The loss of any key personnel may affect the future prospects of the LCB Group.

However, in the event of any loss of LCB's existing key personnel and the management, LCB has adequate succession plans in place, which will ensure a smooth transition from the existing directors and senior management to the other members of the management team, if necessary.

8.4 Cost Fluctuation of Raw Material

The LCB Group's business as steel manufacturer depends, amongst others, on the supply of its raw materials. As such, its business depends on the continued supply, cost, quality and reliability of such supplies from its existing suppliers, some of whom might supply most of a particular raw material.

Any fluctuation in the prices of the raw materials required by the LCB Group may adversely impact its profitability. Surging demand coupled with rising prices of steel scrap may also result in a shortage of steel supply.

Although LCB is able to find substitute suppliers in the event of a disruption in its supplies, there can be no assurance that the non-availability of suppliers, disruption of supplies or increase in the costs of such supplies will have no material effects on the performance of the LCB Group.

8.5 Fluctuation of Selling Price

The selling price of steel products is dependent on the demand and supply condition of steel in the domestic and global market and the price of raw materials. As a result of this, the price for steel products may go up as well as down. Since the price of the steel products will fluctuate subject to local and global demand requirements, there can be no assurances that any adverse selling price movements will not have a material effect on the financial performance of LCB.

9. ESTIMATED TIMEFRAME FOR COMPLETION OF THE PROPOSED DISPOSAL

The Proposed Disposal is expected to be completed by July 2006.

10. APPROVALS REQUIRED

The Proposed Disposal is subject to the approval of the following:-

(i) the shareholders of Amsteel at the EGM to be convened;

(ii) the lenders of Amsteel. Approval from the lenders of Amsteel for the proposed disposal of all the ACB Shares held by Amsteel and for the 4,000,000 ACB Shares held by Umatrac, has been obtained as at 21 December 2005. As at the Latest Practicable Date, the approval for the proposed disposal of the balance 16,625,069 ACB Shares held by Umatrac has yet to be obtained as the criteria for majority vote from the lenders for the approval has yet to be met. Amsteel expects to obtain the approval in April 2006; and

(iii) any other relevant authorities (if required).

11. DIRECTORS' RECOMMENDATION

The Board of Amsteel (except for the Interested Directors), having considered all aspects and the terms of the Proposed Disposal, is of the opinion that the Proposed Disposal is in the best interest of Amsteel and its shareholders.

Accordingly, the Board of Amsteel (except for the Interested Directors) recommends that you vote in favour of the ordinary resolution pertaining to the Proposed Disposal to be tabled at the forthcoming EGM.

12. INDEPENDENT ADVISER

PM Securities has been appointed to advise the minority shareholders of Amsteel as to whether the Proposed Disposal is fair and reasonable so far as the shareholders are concerned and whether the Proposed Disposal is to the detriment of the minority shareholders.

The IAL to the minority shareholders in respect of the Proposed Disposal is set out in Part B of this Circular.

13. EGM

The EGM, notice of which is enclosed with this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 21 April 2006 at 10.00 a.m., for the purpose of considering and, if thought fit, passing the ordinary resolution pertaining to the Proposed Disposal.

Shareholders of Amsteel should take note that the Offer will be kept open for acceptances for 21 days from the posting of the Offer Document, i.e. until 5.00 p.m. on 13 April 2006, unless extended or revised by the Offeror, or such date as may be announced by the Offeror in accordance with the Code. In relation thereto, the Proposed Disposal is subject to the extension by the Offeror. In view of the aforesaid, Amsteel had by a letter dated 31 March 2006 requested the Offeror to consider extending the Offer Period to enable the Company to take up the Offer upon obtaining all relevant approvals for the Proposed Disposal. As at the day immediately prior to the printing of this Circular, the Offeror has not made any announcement on the extension of the Offer Period for the Offer. If the Offeror do not make the relevant announcement on or before the First Closing Date, the EGM to consider the ordinary resolution for the Proposed Disposal shall be cancelled and the Company will make the necessary announcement to Bursa Securities.

If you are unable to attend and vote in person at the EGM, you are requested to complete, sign and return the enclosed Form of Proxy in accordance with the instructions contained therein as soon as possible and in any event so as to arrive at the Registered Office of the Company, not less than forty-eight (48) hours before the time fixed for the EGM. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

14. FURTHER INFORMATION

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully
For and on behalf of the Board of Directors
AMSTEEL CORPORATION BERHAD

MUNAJAT BIN IDRIS
Independent Director

THIS INDEPENDENT ADVICE LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. YOU SHOULD READ THIS INDEPENDENT ADVICE LETTER IN CONJUNCTION WITH PART A AND THE ACCOMPANYING APPENDICES IN THE CIRCULAR DATED 4 APRIL 2006.

PART B

INDEPENDENT ADVICE LETTER FROM PM SECURITIES SDN BHD, ACTING AS INDEPENDENT ADVISER TO THE MINORITY SHAREHOLDERS OF AMSTEEL CORPORATION BERHAD IN RELATION TO THE PROPOSED DISPOSAL

Independent Adviser


PM
SECURITIES

PM Securities Sdn. Bhd.
(66299-A) *An Approved Universal Broker*

Corporate Finance Department
10th Floor, Menara PMI
No. 2, Jalan Changkat Ceylon
50200 Kuala Lumpur
Tel: 03-2715 1330 Fax: 03-2715 1323

Registered Office:

5th Floor, Menara PMI,
No. 2, Jalan Changkat Ceylon
50200 Kuala Lumpur

4 April 2006

To: The Minority Shareholders of Amsteel Corporation Berhad

Dear Sir/Madam

INDEPENDENT ADVICE IN RELATION TO THE PROPOSED DISPOSAL OF UP TO 21,616,069 ORDINARY SHARES OF RM1.00 EACH IN ACB REPRESENTING APPROXIMATELY 28.94% EQUITY INTEREST IN ACB TO LCB FOR A TOTAL DISPOSAL CONSIDERATION OF UP TO APPROXIMATELY RM18.88 MILLION, TO BE SETTLED BY THE ISSUANCE AND ALLOTMENT OF UP TO 14,410,710 NEW ORDINARY SHARES OF RM1.00 EACH IN LCB AT AN ISSUE PRICE OF RM1.31 EACH VIA A CONDITIONAL TAKE-OVER OFFER BY LCB

1. INTRODUCTION

This IAL has been prepared for inclusion in this Circular. All definitions used in this IAL shall have the same meanings as the words and expressions defined in the definitions section of Part A of the Circular, except where the content requires otherwise or otherwise defined herein.

On 2 December 2004, Amsteel and Umatrac each received a notice of receipt of the Offer from ACB, in relation to LCB's intention to acquire the remaining 71,522,971 ACB Shares, representing approximately 95.73% of the issued and paid-up capital in ACB which are not already owned by LCB and Limpahjaya, on the basis of LCB issuing two (2) new ordinary shares of RM1.00 each in LCB at an issue price of RM1.31 each for every three (3) existing Offer Shares held.

The Board of Amsteel had on 20 March 2006 announced the following proposed disposals pursuant to the Offer:-

(i) by Amsteel of its entire 1.33% equity interest in ACB or approximately 0.99 million Offer Shares to LCB, to be satisfied by the issuance of approximately 0.66 million Consideration Shares for the Offer; and

(ii) by Umatrac of its entire 27.61% equity interest in ACB or approximately 20.62 million Offer Shares to LCB, to be satisfied by the issuance of approximately 13.75 million Consideration Shares for the Offer.

On 28 March 2006, Amsteel and Umatrac had each received the Offer Document.

PM Securities Sdn. Bhd. (66299-A)
A Participating Organisation of Bursa Malaysia Securities Berhad

Corporate Finance Division
10th Floor, Menara PMI, No. 2, Jalan Changkat Ceylon, 50200 Kuala Lumpur.
General Line: 03-2715 1330, 2146 3000 Fax : 03-2715 1323, 2031 7289

A member of The MUI Group



In view of the interests of certain Directors and substantial shareholders of Amsteel in the Proposed Disposal (details of which are set out in Section 7 of Part A of this Circular), the Proposed Disposal is deemed a related party transaction under the Listing Requirements. As such, in compliance with Paragraph 10.08(2) of the Listing Requirements, PM Securities has been appointed by Amsteel to act as the Independent Adviser to advise the minority shareholders of Amsteel in relation to the Proposed Disposal. PM Securities had on 21 March 2006 confirmed to Bursa Securities of its independence and eligibility to act as the Independent Adviser.

Bursa Securities had on 28 March 2006 given its clearance to the contents of this IAL. The clearance of Bursa Securities for the despatch of this IAL is not to be taken to imply that Bursa Securities concurs with the views and recommendation of PM Securities contained herein but indicates that this IAL has been prepared in compliance with the provisions of the Listing Requirements.

The purpose of this IAL is to provide the minority shareholders of Amsteel with an independent evaluation of the Proposed Disposal and to comment as to whether the Proposed Disposal is fair and reasonable so far as the shareholders are concerned and whether the Proposed Disposal is detrimental to the minority shareholders of the Company and accordingly recommend to you the course of action to be taken in respect of the ordinary resolution set out in this Circular in relation to the Proposed Disposal to be tabled at the forthcoming EGM of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 21 April 2006 at 10.00 a.m.

THE MINORITY SHAREHOLDERS OF AMSTEEL ARE ADVISED TO READ BOTH THIS IAL AND PART A OF THIS CIRCULAR TOGETHER WITH THE ACCOMPANYING APPENDICES AND CONSIDER CAREFULLY OUR OPINION AS CONTAINED HEREIN BEFORE VOTING ON THE RESOLUTION TO GIVE EFFECT TO THE PROPOSED DISPOSAL AT THE FORTHCOMING EGM OF AMSTEEL.

IF YOU ARE IN ANY DOUBT AS TO THE COURSE OF ACTION TO BE TAKEN, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

2. LIMITATIONS TO THE EVALUATION OF THE PROPOSED DISPOSAL

PM Securities has not been involved in the formulation or any deliberations and negotiations pertaining to the Proposed Disposal. As the Independent Adviser, PM Securities has evaluated the Proposed Disposal and in forming our opinion on the fairness and reasonableness of the Proposed Disposal, we have taken into consideration pertinent matters which we believe are of general importance to the assessment of the financial implications of the Proposed Disposal and would be of significant relevance and of general concern to the shareholders of Amsteel as a whole.

The scope of PM Securities' responsibility with regard to its evaluation and recommendation as contained herein is confined to the financial terms of the Proposed Disposal only, and where comments or points of consideration are included on certain pertinent matters which may be commercially oriented, these are incidental to our overall financial evaluation and concern matters which may be deemed material for disclosure and to have possible implications on the financial prospects of the business of the Amsteel Group. Further, in arriving at our opinion, we have not considered the legal and tax implications arising from the Proposed Disposal.

PM Securities does not have any financial relationship with the Amsteel Group, save for the advisory fees arising from its appointment as the Independent Adviser. In addition, PM Securities does not have any equity interest, direct or indirect, in the Amsteel Group which could result in any conflict of interest in its capacity as the Independent Adviser.



In the evaluation of the Proposed Disposal, PM Securities has not given consideration to the specific investment objective, financial situation and particular needs of any individual minority shareholder or any specific group of minority shareholders. Our evaluation is rendered solely for the benefit of the minority shareholders of Amsteel as a whole. We recommend that any individual shareholder or any group of shareholders who are in doubt as to the action to be taken or who require advice in relation to the Proposed Disposal in the context of its individual objectives, financial situation or particular needs, consults its respective stockbrokers, bankers, solicitors, accountants or other professional advisers.

In performing our evaluation, we have relied mainly on the following sources of information/documents:-

(a) information contained in Part A of this Circular and the appendices attached thereto;

(b) the Offer Document dated 23 March 2006 relating to the Offer;

(c) discussions with and confirmations by the Directors and senior management of Amsteel and other relevant documents and information furnished to us by the Directors and management of Amsteel; and

(d) other publicly available information.

PM Securities has not independently verified the abovementioned information and documents for its accuracy, validity and/or completeness and expresses no opinion on any such information/documents. In formulating our recommendation, we have also relied on the reasonableness, accuracy and completeness of the information/documents provided to us by Amsteel. We shall not be responsible or liable for any mis-statement of facts or any omissions therein.

Nonetheless, we have obtained written confirmation from the Board that, the Board collectively and individually accepts full responsibility for the accuracy of the information given to us and confirms that, to the best of its knowledge and belief, all material facts and information required for the purpose of our evaluation of the Proposed Disposal have been disclosed to us accurately and that there are no facts and/or statements and/or information, the omission of which would make any information supplied to us false or misleading.

3. BACKGROUND OF THE PROPOSED DISPOSAL

3.1 Details of the Offer

On 25 November 2004, Kenanga had, on behalf of the Board of LCB, served the Notice on the Board of ACB to acquire the remaining 71,522,971 ACB Shares, representing approximately 95.73% of the issued and paid-up share capital in ACB, not already owned by LCB and Limpahjaya, on the basis of LCB issuing two (2) Consideration Shares at an issue price of RM1.31 each for every three (3) existing Offer Shares held.

On 28 March 2006, Amsteel and Umatrac had each received the Offer Document.

On 25 November 2004, Kenanga had also, on behalf of the Board of LCB, announced that, LCB and Lion General, a wholly-owned subsidiary of LCB, had entered into a conditional sale and purchase of shares agreement with Sims Holdings Sdn Bhd, Lion Realty Pte Ltd and DAC, for Lion General to acquire an aggregate of 10,000 ordinary shares of RM1.00 each in LPM for a total purchase consideration of RM70,000,000 to be satisfied entirely by the issuance of 53,435,115 new LCB Shares at an issue price of RM1.31 each to Sims Holdings Sdn Bhd, Lion Realty Pte Ltd and DAC in proportion to their respective shareholdings in LPM. The LPM Acquisition was completed on 17 March 2006.



The Offer can be viewed as part of a larger scheme of proposals to be undertaken by LCB to consolidate and streamline the various businesses of the LCB Group. Pursuant to the Offer and the LPM Acquisition, companies with complementary businesses would be added to LCB's current core businesses.

Please refer to Section 2 in Part A of this Circular for further details on the Proposed Disposal and the salient terms and conditions of the Offer.

3.2 Brief Information on ACB

ACB was incorporated in Malaysia under the Act on 26 August 1982 as a private limited company under the name of Amalgamated Cement Mills Sdn Bhd. It then changed its name to Amalgamated Containers Sdn Bhd on 27 August 1988 and assumed its present name on 17 August 1992 upon its conversion to a public company. ACB was listed on the Main Board of Bursa Securities on 28 October 1993.

ACB is primarily an investment holding company and its subsidiaries are engaged in a range of activities, principally those relating to the manufacturing, trading, sale and distribution of steel and iron products; the processing and sale of steel coils and sheets; and the manufacturing, marketing and distribution of pre-painted steel sheets and related products.

An associated company of ACB is principally involved in international trading and distribution of electronic components, manufacture and distribution of automotives and components and investment holding.

As at the Latest Practicable Date, the authorised share capital of ACB is RM100,000,000 comprising 100,000,000 ACB Shares, while the issued and paid-up share capital of ACB is RM74,711,000 comprising 74,711,000 ACB Shares. The audited consolidated NA of ACB as at 30 June 2005 was approximately RM102.53 million and the audited consolidated PAT (and after minority interest) for the FYE 30 June 2005 was approximately RM15.03 million.

Further information on ACB is set out in Appendix I of this Circular.

3.3 Brief Information on LCB

LCB was incorporated in Malaysia under the Act on 27 September 1972 as a private limited company under the name of Lion (Teck Chiang) Sdn Bhd. It then changed its name to Lion Corporation Sdn Bhd on 18 May 1981 and assumed its present name on 30 May 1981 upon its conversion to a public company. LCB was listed on the Main Board of Bursa Securities on 17 March 1982.

LCB is an investment holding company which subsidiaries are involved in the manufacturing of hot-rolled and cold-rolled coils, bands, plates and sheets; the manufacturing, distribution and trading of flat steel, office equipment and related steel products; assembly, sale and distribution of private and commercial vehicles; and share registration and secretarial services.

As at the Latest Practicable Date, the authorised share capital of LCB is RM2,000,000,000 comprising 2,000,000,000 LCB Shares, while the issued and paid-up share capital of LCB is RM979,028,737 comprising 979,028,737 LCB Shares. The audited consolidated NA of LCB as at 30 June 2005 was RM1,080.89 million and the audited consolidated PAT (after minority interest) for the FYE 30 June 2005 was approximately RM231.77 million.

Further information on LCB is set out in Appendix II of this Circular.



4. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Save as disclosed below, none of the other Directors and/or substantial shareholders of Amsteel and persons connected with them has any interest, direct or indirect, in the Proposed Disposal.

The Proposed Disposal is deemed to be a related party transaction by virtue of the following:-

i. TSWC is the Chairman and Managing Director of LCB and a director of ACB. He is also a substantial shareholder of Amsteel, LCB and ACB;

ii. Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim is an employee of a subsidiary of Amsteel, a company in which TSWC has a substantial interest and is therefore deemed to be a person connected with TWSC. He is also the Chairman of ACB;

iii. Mr Ong Kek Seng is an employee of Amsteel, a company in which TSWC has a substantial interest and is therefore deemed to be a person connected with TSWC; and

iv. Mr M. Chareon Sae Tang @ Tan Whye Aun is a Director of LCB and a person acting in concert with LCB in relation to the Offer as defined by the Code.



The following Directors and substantial shareholders of Amsteel and persons connected with them who are interested and/or deemed interested in the Proposed Disposal have the following direct and/or indirect shareholdings in Amsteel, as at the Latest Practicable Date:-

Name	Amsteel			
	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
Interested Directors				
TSWC	-	-	629,038,255	47.25
Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim	-	-	-	-
Ong Kek Seng	-	-	-	-
M. Chareon Sae Tang @ Tan Whye Aun	-	-	-	-
Interested Substantial Shareholders				
TSWC	-	-	629,038,255[a]	47.25
Lion Realty Pte Ltd	-	-	594,686,450[b]	44.67
DAC	87,000	0.01	595,025,650[c]	44.70
Lion Development (Penang) Sdn Bhd	-	-	594,686,450[b]	44.67
Horizon Towers Sdn Bhd	-	-	594,686,450[b]	44.67
LCB	508,147,977	38.17	86,538,473[d]	6.50
Lion Industries Corporation Berhad	38,781,283	2.91	555,905,167[e]	41.76
Amsteel Mills Sdn Bhd	19,211,931	1.44	575,474,519[f]	43.23
LLB Steel Industries Sdn Bhd	-	-	594,686,450[b]	44.67
Steelcorp Sdn Bhd	-	-	594,686,450[b]	44.67
Lion Diversified Holdings Berhad	3,318,501	0.25	591,367,949[g]	44.42
LDH (S) Pte Ltd	-	-	594,686,450[b]	44.67
Persons connected with the Interested Directors and/or Interested Substantial Shareholders				
Puan Sri Datin Hajjah Salifah bt. Mohd Esa[i]	53,321	0.004	-	-
Puan Sri Chan Chau Ha @ Chan Chow Har[j]	75,200	0.006	339,200[h]	0.03
Datin Ng Seok Kuan[k]	240	*	-	-
Cheng Chai Hai[l]	102,600	0.008	-	-
Cheng Yoong Choong[m]	1,000	*	-	-
Cheng Wei Meng[n]	2,800	*	-	-
Joseph Thiang Thin Poh[o]	2,063	*	-	-
Limpahjaya[p]	25,226,758	1.90	-	-
Silverstone Corporation Berhad[p]	34,012,605	2.56	-	-
Sin Seng Investments Pte Ltd[p]	339,200	0.03	-	-



Notes:

* *Negligible*

(a) *Deemed interested by virtue of Section 6A of the Act held through Sin Seng Investments Pte Ltd, LCB, Limpahjaya, Silverstone Corporation Berhad, Lion Industries Corporation Berhad, Amsteel Mills Sdn Bhd and Lion Diversified Holdings Berhad.*

(b) *Deemed interested by virtue of Section 6A of the Act held through LCB, Limpahjaya, Lion Industries Corporation Berhad, Amsteel Mills Sdn Bhd and Lion Diversified Holdings Berhad.*

(c) *Deemed interested by virtue of Section 6A of the Act held through Sin Seng Investments Pte Ltd, LCB, Limpahjaya, Lion Industries Corporation Berhad, Amsteel Mills Sdn Bhd and Lion Diversified Holdings Berhad.*

(d) *Deemed interested by virtue of Section 6A of the Act held through Limpahjaya, Lion Industries Corporation Berhad, Amsteel Mills Sdn Bhd and Lion Diversified Holdings Berhad.*

(e) *Deemed interested by virtue of Section 6A of the Act held through LCB, Limpahjaya and Amsteel Mills Sdn Bhd and Lion Diviersified Holdings Berhad.*

(f) *Deemed interested by virtue of Section 6A of the Act held through LCB, Limpahjaya, Lion Industries Corporation Berhad and Lion Diversified Holdings Berhad.*

(g) *Deemed interested by virtue of Section 6A of the Act held through LCB, Limpahjaya, Lion Industries Corporation Berhad and Amsteel Mills Sdn Bhd.*

(h) *Deemed interested by virtue of Section 6A of the Act held through Sin Seng Investments Pte Ltd.*

(i) *Puan Sri Datin Hajjah Salifah bt Mohd Esa is the spouse of Jen (B) Tan Sri Dato' Zain Mahmud Hashim.*

(j) *Puan Sri Chan Chau Ha @ Chan Chow Har is the spouse of TSWC.*

(k) *Datin Ng Seok Kuan is the spouse of DAC.*

(l) *Cheng Chai Hai is the sister of TSWC.*

(m) *Cheng Yoong Choong is the brother of DAC.*

(n) *Cheng Wei Meng is the sister of DAC.*

(o) *Joseph Thiang Thin Poh is the brother-in-law of DAC.*

(p) *Limpahjaya, Silverstone Corporation Berhad and Sin Seng Invetsments Pte Ltd are companies in which TSWC and DAC each has substantial interests.*



In view of the abovementioned interests, TSWC, Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim, Mr Ong Kek Seng and Mr. M. Chareon Sae Tang are deemed interested in the Proposed Disposal (collectively, the "Interested Directors"). Accordingly, the Interested Directors have abstained and will continue to abstain from all Directors' deliberations and voting at Board meetings relating to the Proposed Disposal. Furthermore, the Interested Directors will also abstain from voting in respect of their direct and/or indirect shareholdings in Amsteel on the resolution in relation to the Proposed Disposal at the forthcoming EGM.

The Interested Substantial Shareholders will abstain from voting in respect of their direct and indirect shareholdings in Amsteel on the resolution pertaining to the Proposed Disposal at the forthcoming EGM.

The Interested Directors and Interested Substantial Shareholders will undertake to ensure that persons connected with them and having interests in the shares of Amsteel will also abstain from voting in respect of their direct and/or indirect shareholdings in Amsteel on the resolution in relation to the Proposed Disposal at the forthcoming EGM.

5. EVALUATION OF THE PROPOSED DISPOSAL

In evaluating the Proposed Disposal, we have considered the following:-

5.1 Salient terms and conditions of the Offer;

5.2 Rationale of the Proposed Disposal;

5.3 Valuation of ACB Shares;

5.4 Historical trading volume and market prices of ACB Shares and LCB Shares;

5.5 Future prospects of LCB;

5.6 Financial effects of the Proposed Disposal;

5.7 Risk factors relating to the Proposed Disposal; and

5.8 Other salient considerations.



5.1 Salient Terms And Conditions of the Offer

The salient terms and conditions relating to the Proposed Disposal pursuant to the Offer are set out as follows:-

	Salient Terms of the Offer	Our Comments
(a)	**Conditions:** The Offer is conditional upon the following:- (i) Approvals being obtained from the following:- (a) the SC which was obtained on 29 September 2005 and 28 March 2006 for the extension of time to complete the acquisition of ACB via the Offer as detailed are stated in paragraph 2.2 of Part A of this Circular; (b) FIC (through the SC) which was obtained on 29 September 2005; (c) the shareholders of LCB at an EGM which was obtained on 20 December 2005; (d) Bursa Securities' approval-in-principle for the listing of and quotation for the Consideration Shares for the Offer to be issued pursuant to the Offer which was obtained on 23 November 2005; and (e) The LCB lenders which was obtained on 21 December 2005.	*The Offer is subject to approvals from relevant authorities, shareholders' consent and lenders' consent. Those approvals are normal whenever an Offer is made. We find that the conditions laid out are fair and reasonable.*
(b)	**Ranking of the Consideration Shares** The Consideration Shares to be issued pursuant to the Offer shall, upon allotment and issue, rank *pari passu* in all respects with the then existing ordinary shares of RM1.00 each in LCB save that the holder of the Consideration Shares shall not be entitled to any rights, dividends and/or distributions which may be declared by LCB for the FYE 30 June 2005.	*It is reasonable that the Consideration Shares should not be entitled to any rights, dividends and/or distributions which may be declared by LCB for the FYE 30 June 2005.* *Based on LCB's annual report for the FYE 2005, LCB did not declare any dividend for the FYE 30 June 2005.*



	Salient Terms of the Offer	Our Comments
(c)	**Warranty** The Offer Shares to be acquired on the basis of an acceptance by a Holder made to him/her in accordance with the provisions of the Offer Document and such acceptances will be deemed to constitute a warranty by him/her that the Offer Shares to which such acceptance relates to are sold, free from all claims, charges, liens, encumbrances and adverse interests together with all rights, benefits or entitlements attached to them as at the date of this Offer Document or which at any time prior to the completion of the Offer may become attached thereto, including the rights to all dividends and/or distributions declared, paid or made thereon after the date of acceptance.	*It is fair and reasonable that the Offer Shares are sold, free from all claims, charges, liens, encumbrances and adverse interests together with all rights, benefits or entitlements attached to them as at the date of the Offer Document.*

Our Commentary

After evaluating the salient terms and conditions relating to the Offer, we find the salient terms and conditions to be generally fair and reasonable as far as Amsteel's interests are concerned and that they are not detrimental to the minority shareholders of Amsteel.

5.2 Rationale of the Proposed Disposal

The Company has stated that the rationale for the Proposed Disposal, as extracted from Section 5 in Part A of the Circular, is as follows:-

"The Proposed Disposal is in line with the Amsteel Group's corporate and debt restructuring scheme ("GWRS") which is to rationalise the Amsteel Group's financial position and to further streamline its operation by divesting its non-core and peripheral assets and business.

The Amsteel Group's investment in ACB is one of the non-core and peripheral assets and businesses to be disposed of pursuant to the proposed divestment program, which forms part of the GWRS.

The Proposed Disposal provides an opportunity for the Amsteel Group to swap its investments in ACB for LCB Shares in view that there will be operational synergies in terms of improving efficiency and productivity in the enlarged LCB Group after the completion of the Offer. The LCB Shares also have a larger market capitalisation and are more liquid than ACB Shares. The LCB Shares will eventually be placed out at appropriate times and proceeds of such placements will be utilised to repay the lenders under the Amsteel Group's GWRS."

Our Commentary

The Amsteel Group had been subjected to a corporate and debt restructuring scheme. The Amsteel Group's investment in ACB had been identified as one of the non-core businesses and thus formed part of the divestment programme, the proceeds of which will be utilised to repay the lenders. The Proposed Disposal is in line with Amsteel divestment programme in that it allows the Amsteel Group to swap their investment in ACB for LCB Shares. The LCB Shares also have a larger market capitalisation and are more liquid than the ACB Shares. The LCB Shares will be placed out at appropriate times and proceeds of such placements will be utilised to repay the lenders under the Amsteel Group's GWRS.



Furthermore, we also note that the Offer can be viewed as part of a larger scheme to be undertaken by LCB to consolidate and streamline the various businesses of the LCB Group. Upon completion of the Offer and the LPM Acquisition, companies with complementary business would be added to LCB's current core business.

Premised on the above, we find that the rationale for the Proposed Disposal is reasonable, having considered that the rationalisation of Amsteel's business is to streamline its businesses, and proceeds from its divestment programme will be utilised to repay the lenders.

5.3 Valuation of ACB Shares

We set out below the implied valuation of the ACB Shares based on the Implied Offer Price, the 5-day and 3-month WAMP of LCB Shares up to Latest Practicable Date with the share swap ratio of two (2) new LCB Shares for every three (3) existing ACB Shares :-

	Offer Price pursuant to the Notice (RM)	**5-day WAMP (RM)**	**3-month WAMP (RM)**
Issue Price/ WAMP of LCB Shares up to Latest Practicable Date	1.31	0.65	0.61
Market value of two (2) new LCB Shares	2.62	1.30	1.22
Implied Offer Price / Implied value per ACB Share ***(on the basis of two(2) new LCB Shares for every three existing ACB Shares held)***	**0.87**	**0.43**	**0.41**

As the LCB Shares and ACB Shares are marketable securities, we have used the price performance analysis in our evaluation. The price performance analysis is to assess whether the implied value of the Offer based on the share exchange ratio as of the Latest Practicable Date compares favorably to the market prices of shares over different observation periods.

(a) Market Price of ACB Shares

Set out below is a comparison of the implied value per Offer Share with the WAMP of ACB Share:-

	Implied Offer Price pursuant to Notice (RM)	**5-day WAMP (RM)**	**3-month WAMP (RM)**
Implied Offer Price / implied value per ACB Share	0.87	0.43	0.41
WAMP of ACB Shares up to Latest Practicable Date	0.81	0.44	0.45
Premium/(Discount) to WAMP of ACB Shares:-			
RM	**0.06**	**(0.01)**	**(0.04)**
%	**7.41**	**(2.27)**	**(8.89)**

Based on the above, we observed that:-

(i) the Implied Offer Price per ACB Share pursuant to Notice represent a slight premium over the WAMP of ACB Share at the time of the Notice; and



(ii) the implied value per Offer Share represent a slight discount to the 5-day WAMP and 3-month WAMP of ACB Share up to the Latest Practicable Date.

The monthly highest and lowest prices of ACB Shares traded on Bursa Securities for the past 12 months up to Latest Practicable Date are set out below:-

ACB Shares		High *(RM)*	Low *(RM)*
2005			
April		0.730	0.655
May		0.660	0.570
June		0.700	0.555
July		0.620	0.560
August		0.660	0.480
September		0.505	0.435
October		0.480	0.390
November		0.440	0.400
December		0.410	0.350
2006			
January		0.400	0.350
February		0.510	0.400
March		0.480	0.400
Highest Price	:	RM0.73 on 13 April 2005	
Lowest Price	:	RM0.35 on 7 December 2005	

(Source: Bloomberg)

A comparison of the implied value per Offer Share based on the 5-day WAMP and 3-month WAMP of LCB Share price to the highest and the lowest ACB Share price up to Latest Practicable Date are shown below:-

		Implied value per ACB Share			**Implied value per ACB Share**		
			Premium/(Discount) against the Market Price			**Premium/(Discount) against the Market Price**	
	Market Price (RM)	**5-day WAMP (RM)**	**(RM)**	**%**	**3-month WAMP (RM)**	**(RM)**	**%**
Highest Price	0.73	0.43	(0.30)	(41.10)	0.41	(0.32)	(43.84)
Lowest Price	0.35	0.43	0.08	22.86	0.41	0.06	17.14



Based on the above, it can be noted that:-

(i) the implied value per ACB Share based on 5-day WAMP and 3-month WAMP of LCB Share price represents a discount to the highest traded price of ACB Shares for the past twelve months; and

(ii) the implied value per ACB Share based on 5-day WAMP and 3-month WAMP of LCB Share price represents a premium to the lowest traded prices of ACB Shares for the past twelve months.

Our Commentary

Based on the prevailing prices of LCB Shares and ACB Shares, the swap ratio of two (2) new LCB Shares for every three (3) existing ACB Shares is no longer fair though it was acceptable at the date of the Notice.

(b) Earnings Method

The past 5 years audited historical earnings/(loss) per ACB Share for the FYE 30 June are set out as follows:-

FYE 30 June *(Audited)*	**Earnings/(Loss) per share** *(sen)*
2001	6.4
2002	(2.6)
2003	(12.8)
2004	10.8
2005	20.1

The EPS for the FYE 2005 recorded the highest EPS over the last five (5) years. Using the audited EPS of ACB for the financial year ended 30 June 2005, the PE Multiple based on the implied value per ACB Share of different period are calculated as follows:-

	Implied Offer Price pursuant to the Notice (RM)	**5-day WAMP up to Latest Practicable Date (RM)**	**3-month WAMP up to Latest Practicable Date (RM)**
Implied value per ACB Share	0.87	0.43	0.41
EPS	0.20	0.20	0.20
PE Multiple *(times)*	4.35	2.15	2.05



For illustrative purpose, summarised below are the PE Multiples of selected companies which are involved in similar activities with ACB ("Selected Companies") as at Latest Practicable Date:-

Company	Principal activities	PE Multiple *(times)*
Mycron Steel Berhad	Investment holding, manufactures cold-rolled steel sheets in coils and operates cold rolling mill factory	4.01
Ann Joo Resources Berhad	Investment holding, trades, retails and supplies building and construction materials and steel and iron products, trade hardware and steel materials and property management.	4.39
Ornasteel Holdings Berhad	Manufactures and markets industrial steel products including steel pipes, cold-rolled coils, steel sheets and galvanized steel products.	3.51
Kinsteel Berhad	Investment holding, manufactures and trades steel bars and related products and operates in property investment	4.83
Malaysia Steel Works (KL) Berhad	Manufactures a wide range of steel bars and steel billets	3.65
	Average	**4.08**

(Source: Bloomberg)

Based on the table above, we have noted that:-

(a) the implied PE Multiple based on the 5-day WAMP and 3-month WAMP of LCB Shares of 2.15 times and 2.05 times respectively:-

(i) is not within the range of trading PE Multiples of Selected Companies from 3.51 times to 4.83 times; and

(ii) is below the average PE Multiple of Selected Companies of 4.08.

(b) However, the PE Multiple of 4.35 times based on the Implied Offer Price:-

(i) is within the range of the Selected Companies from 3.51 times to 4.83 times but;

(ii) is higher than the average of the Selected Companies involved in the similar industry of 4.08 times.

<u>Our Commentary</u>

Based on the earnings as shown above, the swap ratio of two (2) new LCB Shares for every three (3) existing ACB Shares based on the prevailing prices of LCB Shares is no longer fair though it was acceptable at the date of the Notice on 25 November 2004.

It should be noted that the PE Multiple of the Selected Companies serve as an illustration only as the Selected Companies may not be directly comparable to ACB



(c) ***PB Multiple***

The past 5 years audited consolidated NTA per ACB Share for FYE 30 June 2005 and the yearly highest and lowest market prices for the ACB Shares are as follows:

Financial Year Ended 30 June	NTA per ACB Share *(RM)*	Highest			Lowest		
		Market Price *(RM)*	Premium / (Discount) to the NTA		Market Price *(RM)*	(Discount) to the NTA	
			(RM)	*%*		*(RM)*	*%*
2001	0.96	1.24	0.28	29.17	0.45	(0.51)	(53.13)
2002	0.95	0.65	(0.30)	(31.58)	0.35	(0.60)	(63.16)
2003	0.67	0.47	(0.20)	(29.85)	0.29	(0.38)	(56.72)
2004	0.79	0.55	(0.24)	(30.38)	0.38	(0.41)	(51.90)
2005	0.99	1.18	0.19	19.19	0.35	(0.64)	(64.65)

(Source: Bloomberg and ACB's Annual Reports for the respective years)

We noted that the ACB Shares have been generally traded at a discount to its NTA per share for the past three (3) years out of the past five (5) financial years ended 30 June 2005 when compared to the highest market price during the year.

Against the lowest market price for the past five (5) financial years, ACB Shares have traded at a discount to its NTA for the respective financial years.

The Implied Offer Price of RM0.87 represents a discount of RM0.12 or 12.12% below the latest audited consolidated NTA per ACB Share of RM0.99 as at 30 June 2005. Meanwhile, the implied values per Offer Share of RM0.43 (based on 5-day WAMP) and RM0.41 (based on 3-month WAMP) represent a discount of RM0.56 or 56.57% and RM0.58 or 58.59% respectively against the ACB's latest audited NTA per share of RM0.99.

Based on the NTA per ACB Share as at 30 June 2005 of RM0.99 and the implied value per ACB Share based on different periods, the corresponding PB Multiple for the ACB Shares are as follows:-

	Implied Offer Price pursuant to the Notice (RM)	5-day WAMP up to Latest Practicable Date (RM)	3-month WAMP up to Latest Practicable Date (RM)
Implied value per ACB Share	0.87	0.43	0.41
NTA per ACB Share	0.99	0.99	0.99
PB Multiple *(times)*	0.88	0.43	0.41



For illustrative purpose, summarised below are the PB Multiple of Selected Companies as at Latest Practicable Date:-

Company	PB Multiple *(times)*
Mycron Steel Berhad	0.52
Ann Joo Resources Berhad	0.57
Ornasteel Holdings Berhad	0.53
Kinsteel Berhad	0.50
Malaysia Steel Works (KL) Berhad	0.38
Average	**0.50**

(Source: Bloomberg)

Based on the table above, we note that:-

(a) the PB Multiple based on the 5-day WAMP and 3-month WAMP of 0.43 and 0.41 times respectively:-

(i) are within the range of the PB Multiple of Selected Companies from 0.38 times to 0.57 times; and

(ii) are lower than the industry average of 0.50 times.

(b) However, the PB Multiple of 0.88 times based on the Implied Offer Price:-

(i) is higher than the range of the Selected Companies from 0.38 times to 0.57 times; and

(ii) is higher than the average of the Selected Companies involved in the similar industry of 0.50 times.

Our Commentary

Based on the PB Multiple as shown above, the PB Multiple of 0.43 times (based on 5-day WAMP) and 0.41 times (based on 3-month WAMP) is slightly lower than the average PB Multiple of Selected Companies of 0.50 times. As such, the swap ratio of two (2) new LCB Shares for every three (3) ACB Share is considered acceptable.

It should be noted that the PB Multiple of the Selected Companies serve as an illustration only as the Selected Companies may not be directly comparable to ACB in terms of the marketability of shares, size, diversity of business, profit track records, financial strength, management and future prospects.



5.4 Historical trading volume and market prices of ACB Shares and LCB Shares

We set out below the highest and lowest daily trading volume and the highest and lowest closing market prices of ACB Shares and LCB Shares for the respective periods up to the Latest Practicable Date:

(a) ACB Shares

	Highest daily trading volume (No. of shares)	**Lowest daily trading volume (No. of shares)**	**Highest market prices RM/ share**	**Lowest market prices RM/ share**
12 months up to the Latest Practicable Date	116,000	900	0.73	0.35
9 months up to the Latest Practicable Date	116,000	1,000	0.66	0.35
6 months up to the Latest Practicable Date	112,900	1,000	0.50	0.35
3 months up to the Latest Practicable Date	100,500	1,000	0.50	0.35
1 months up to the Latest Practicable Date	100,500	1,000	0.48	0.40
5 days up to the Latest Practicable Date	100,500	15,000	0.45	0.43

(Source: Bloomberg)

(b) LCB Shares

	Highest daily trading volume (No. of shares)	**Lowest daily trading volume (No. of shares)**	**Highest market prices RM/ share**	**Lowest market prices RM/ share**
12 months up to the Latest Practicable Date	19,894,900	29,000	1.24	0.35
9 months up to the Latest Practicable Date	19,894,900	29,000	0.93	0.35
6 months up to the Latest Practicable Date	19,894,900	29,000	0.78	0.35
3 months up to the Latest Practicable Date	19,894,900	138,000	0.78	0.41
1 months up to the Latest Practicable Date	5,921,600	309,900	0.67	0.55
5 days up to the Latest Practicable Date	5,797,700	309,900	0.67	0.58

(Source: Bloomberg)



(c) A comparison of the implied value per Offer Shares against the WAMP of ACB Shares for the respective period

	Implied value per Offer Shares RM	WAMP of ACB Shares RM	Discount against the WAMP of ACB Shares	
			RM	%
12 months up to the Latest Practicable Date	0.44	0.48	(0.04)	(8.33)
9 months up to the Latest Practicable Date	0.41	0.45	(0.04)	(8.89)
6 months up to the Latest Practicable Date	0.40	0.43	(0.03)	(6.98)
3 months up to the Latest Practicable Date	0.41	0.45	(0.04)	(8.89)
1 months up to the Latest Practicable Date	0.40	0.45	(0.05)	(11.11)
5 days up to the Latest Practicable Date	0.43	0.44	(0.01)	(2.27)

(Source: Bloomberg)

We set out below the chart showing the daily trading pattern of ACB Shares for the past twelve (12) months up to the Latest Practicable Date:-

Historical Trading rices of ACB Shares

RM
Share price
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
RM0.87- Implied Offer Price
RM0.43- Implied value per Offer Share (based on 5-day WAMP)
RM0.41- Implied value per Offer Share (based on 3-month WAMP)
3/29/2005 4/12/2005 4/26/2005 5/10/2005 5/24/2005 6/7/2005 6/21/2005 7/5/2005 7/19/2005 8/2/2005 8/16/2005 8/30/2005 9/13/2005 9/27/2005 10/11/2005 10/25/2005 11/8/2005 11/22/2005 12/6/2005 12/20/2005 1/3/2006 1/17/2006 1/31/2006 2/14/2006 2/28/2006 3/14/2006 3/28/2006
Date

(Source: Bloomberg)


PM
SECURITIES

As illustrated in the above chart, ACB Share prices have been generally traded on a downward trend for the past twelve months up to Latest Practicable Date. The ACB Share prices have been generally traded below the Implied Offer Price of RM0.87. The above chart and the analysis below are presented for illustrative purposes only, and are by no means representative of the future trading performance or prices of the ACB Shares. Based on a general observation of the analysis above and after taking into account the summary of the transacted share prices, we note that:

(a) The implied value per Offer Share based on the 12-month WAMP of LCB Shares represents a discount of approximately RM0.04 or 8.33% against the 12-month WAMP of ACB Shares up to the Latest Practicable Date.

(b) The implied value per Offer Share based on the 9-month and 6-month WAMP of LCB Shares represents a discount of approximately RM0.04 or 8.89% and RM0.03 or 6.98% respectively against the WAMP of ACB Shares for the respective periods up to the Latest Practicable Date.

(c) The implied value per Offer Share based on the 3-month WAMP of LCB Shares represents a discount of approximately RM0.04 or 8.89% against the 3-month WAMP ACB Shares up to the Latest Practicable Date

(d) The implied value per Offer Share based on the 1-month WAMP of LCB Shares represents a discount of approximately RM0.05 or 11.11% against the 1-month WAMP ACB Shares up to the Latest Practicable Date.

(e) The implied value per Offer Share based on the 5-day WAMP of LCB Shares represents a discount of approximately RM0.01 or 2.27% against the 5-day WAMP of ACB Shares up to the Latest Practicable Date.

Holders should note that the above comparisons are based on the market prices of LCB and ACB Share prices as at the respective periods. Therefore, any subsequent movements in the market price of the LCB and ACB Shares were not taken into account in the above analysis. The potential capital gain or loss in the capital value of the ACB Shares would be dependent on the movements in the market prices of the LCB and ACB Shares at the time of transaction.

We set out below the chart showing the historical trading volume of ACB Shares and LCB Shares for the past twelve (12) months up to the Latest Practicable Date:-


Historical Monthly Trading Volume
1,000,000,000
100,000,000
10,000,000
1,000,000
100,000
10,000
1,000
Volume
LCB
ACB
3/29/05 - 4/28/05
4/29/05 - 5/28/05
5/29/05 - 6/28/05
6/29/05 - 7/28/05
7/29/05 - 8/28/05
8/29/05 - 9/28/05
9/29/05 - 10/28/05
10/29/05 - 11/28/05
11/29/05 - 12/28/05
12/29/05 - 1/28/06
1/29/06 - 2/28/06
2/29/06 - 3/28/06
Date

(Source: Bloomberg)



The liquidity of any traded securities including shares, enhances the marketability of the given securities as it facilitates the disposal and acquisition whether in large blocks or small batches of the said securities and hence, a more liquid security would enable the holders to make better risk decision and investment management.

Based on the above, LCB Shares were trading with the lowest daily trading volume of 29,000 shares to the highest daily trading volume of 19,894,900 shares, while ACB Shares were trading with the lowest daily trading volume of 900 shares to the highest daily trading volume of 116,000 shares. Thus, the liquidity of LCB Shares is significantly higher than that of ACB Shares.

It is also anticipated that the LCB Shares' liquidity would be further enhanced arising from the completion of the Offer based on the enlarged LCB Share Capital as shown below:-

Company	No. of shares as at Latest Practicable Date	5-day WAMP up to Latest Practicable Date (RM)	Market Capitalisation (RM)
ACB	74,711,000	0.44	32,872,840
LCB	979,028,737	0.65	636,368,679
Enlarged LCB*	1,026,710,718	0.65	667,361,967

Note:

**Assuming full acceptances from the Offer.*

As shown in the table above, assuming all holders of the Offer Shares accept the Offer and the share price of LCB at RM0.65 each, the holders would be able to participate in the enlarged market capitalisation of LCB amounting up to approximately RM667 million as compared to the market capitalisation of ACB at RM33 million. The larger market capitalisation of LCB is expected to translate into higher liquidity and tradability of LCB Shares in the market, compared to the ACB Shares.

Pursuant to the GWRS, the ACB Shares are intended to be divested as part of Amsteel's divestment programme to raise cash to redeem/repay the lenders of the Amsteel Group. The higher liquidity of LCB Shares would facilitate Amsteel's divestment programme in realising its investment in ACB. This will eventually reduce the gearing level of the Company thus improving the performance of the Amsteel Group.

5.5 Future Prospects

(i) The Steel Industry In Malaysia

To a large extent the steel industry in Malaysia is centered on two main sectors i.e. the construction and manufacturing sectors. Steel production is no longer dominated by long products such as bars and wire-rods as the importance of flats and steel sections has increased in recent years with the rapid development of the country and economic prosperity of its population. With capacity now available for medium and heavy steel sections as well as for flat products, imports of such products have been significantly reduced in recent years. However, in the case of medium and heavy steel sections, imports have been on the rise again following the closure of Perwaja Steel Sdn Bhd's section mill in Gurun in February 2002.



With continued emphasis on the manufacturing sector as the engine of growth and a slower anticipated growth in construction activity, it is anticipated that Malaysia's consumption pattern for steel would witness a shift from longs to flats in the medium to long-term, as the per capita income of its population rises.

The Malaysian Iron and Steel Industry Federation ("MISIF") expect steel consumption to grow moderately at 8% in 2006 and 12% in 2007 before accelerating to about 15% in 2008 and 2009. Growth is expected to slow down slightly to 10% in 2010. Under such a scenario, steel consumption will register a 7.8 million mt in 2005 and 10.8 million mt in 2008 before escalating to 13.7 million mt in 2010. Such a growth scenario will enable steel consumption to breach the pre-crisis high of 8.3 million mt by end-2006.

(Source: The 7th Report of the Malaysian Iron and Steel Industry, 2005, Malaysian Iron and Steel Industry Federation, July 2005)

Based on the above, we anticipate that the prospects for the steel industry in Malaysia should augur well for the enlarged LCB Group post-rationalisation.

(ii) Prospects of the LCB Group

As mentioned in the 2005 LCB Annual Report, the key driver to LCB Group's future performance lies in the steel division. In this regard, LCB Group recognises the volatility of the steel business, and intends to work harder on critical areas such as quality, productivity and cost competitiveness, and at the same time, expand product and customer mix to bolster the expected downturn in demand.

Improvement plans entail, amongst others, procedural enhancement to shorten processing time and effective utilisation of assets. Simultaneously, marketing efforts would be aimed at expanding and widening the customer base to reduce concentration of risks in any one industry being served.

Based on LCB's second quarterly result ended 31 December 2005, it was stated that the outlook in the steel market remains uncertain although there are signs of price recovery in February 2006, indicating that steel prices may have bottomed out. The Board of LCB expects the next quarter's performance to improve provided that the international steel prices continue with their upward trend.

(Source: 2005 Annual Report of LCB and Interim Report for the Second Quarter ended 31 December 2005)

Based on the foregoing, we are of the view that the prospects of the enlarged LCB Group are expected to be encouraging and should augur well with the prospects in the Malaysian steel industry in the long term.



5.6 Financial Effects of the Proposed Disposal

5.6.1 Share Capital and Shareholdings of the Substantial Shareholders

The Proposed Disposal will not have any effect on the issued and paid-up capital and the shareholdings of the substantial shareholders of Amsteel as the Proposed Disposal does not involve any issuance of new ordinary shares by Amsteel.

5.6.2 Earnings

The Proposed Disposal is expected to be completed by July 2006 and is not expected to have an impact on the earnings of the Amsteel Group for the financial year ending 30 June 2006. However, the Proposed Disposal is expected to result in a loss of approximately RM0.3 million to the Amsteel Group for the financial year ending 30 June 2007.

5.6.3 NA

On a proforma basis, the Proposed Disposal is not expected to have a material impact on the NA of the Amsteel Group based on the audited consolidated balance sheet as at 30 June 2005.

5.7 Risk Factors Relating to the Proposed Disposal

5.7.1 Equity accounting of the results in ACB

Currently, Amsteel is equity accounting the results of ACB. In the event that Amsteel were to dispose of the investment in ACB, Amsteel would not be able to equity account ACB's results as Amsteel would be holding only 1.40% in the enlarged issued and paid-up share LCB, assuming full acceptances from the holders of the ACB Shares and upon completion of the Offer. Any income to Amsteel would be dependent on the ability of LCB to pay dividends.

5.7.2 Influence and Control by LCB

In the event that the level of acceptances to be received by LCB pursuant to the Offer results in the Offeror holding more than 50% of the issued and paid-up share capital in ACB, LCB will be the holding company of ACB. As such, LCB may be able to influence certain matters requiring the votes of the shareholders of ACB, unless they are required to abstain from voting by law, regulations and/or any of the relevant authorities.

5.7.3 Business risk

The LCB Group is principally involved in the steel industry. As such, the LCB Group is subject to certain risks inherent in the steel industry. These risks include changes in general economic conditions such as (but which are not limited to) general downturn in the global and the Malaysian economies, government regulations, inflation, changes in business conditions such as deterioration in prevailing market conditions, constraints in labour supply, increase in costs of labour and materials, introduction of new players into the market and dependence on imported supplies and raw material.



Although the LCB Group seeks to mitigate these risks through, amongst others, maintaining good business relationships with its customers and suppliers, efficient costs control, product development to improve the quality and to reduce the production costs of its products, investment in new machinery and equipment to increase production and integration, and development and introduction of other synergistic products into the LCB Group's product line, there is no assurance that any occurrence of the aforementioned mitigating factors will not have a material adverse effect on its businesses.

5.7.4 Competition

The completion of the Proposed Disposal will see that LCB will consolidate and enhance the enlarged group's focus on its steel activities, which is expected to contribute to the enlarged LCB's Group's competitiveness in the steel industry. However, the enlarged LCB Group still face competition from other steel producers and related products. In view of the presence of the competitors who offer similar products and services in the market place, the enlarged LCB Group will be faced with competitive factors such as pricing, quality and reputation. As such, no assurance can be given that the enlarged LCB Group will be able to maintain their respective market shares in the future.

5.7.5 Cost fluctuations of Raw Material

The enlarged LCB Group's business as steel manufacturers depends, amongst others, on the supply of its raw materials such as continued supply, cost, quality and reliability of such supplies from existing suppliers, some of whom might supply most of a particular raw material.

Any fluctuations in the prices of the raw materials may adversely affect the profitability of the enlarged LCB Group, especially the selling prices of certain steel products may be government regulated (as can be seen in certain specific steel products like long bars). Surging demand coupled with rising prices of steel scrap may also result in a shortage of steel supply.

In addition, although LCB is able to find substitute suppliers easily in the event of a disruption in supply, there can be no assurance that the non-availability of suppliers, disruption of supply or increase in the costs of supply will have no material effect on the performance of the enlarged LCB Group.

5.7.6 Political and Economic Considerations

Given the nature of the steel industry, the operations of the LCB Group are closely linked to the economic performance of the nation in general.

Adverse developments in political and economic uncertainties or changes in social conditions in Malaysia, which are not within the control of LCB, may materially affect the financial performance of the LCB Group. Economic uncertainties include (but are not limited to) the risks of war, renegotiation policies such as the introduction of new regulations.



5.8 Other Salient Considerations

5.8.1 Consent from the lender of the Offer Shares

The ACB Shares held by Amsteel and Umatrac are currently pledged in favour of the lenders and held by the security trustee.

Hence, the Proposed Disposal is subject to obtaining the consent from the lenders. Approval from the lenders of Amsteel for the proposed disposal of all the ACB Shares held by Amsteel and for the 4,000,000 ACB Shares held by Umatrac, has been obtained as at 21 December 2005. As at the Latest Practicable Date, the approval for the proposed disposal of the balance 16,625,069 ACB Shares held by Umatrac has yet to be obtained as the criteria for majority vote from the lenders for the approval has yet to be met. Amsteel expects to obtain the approval in April 2006.

5.8.2 Amsteel's share of results in ACB

The table below shows the breakdown between ACB's contribution to Amsteel from FYE 2003 to 2005 and the unaudited 6 months ended 31 December 2005.

	FYE 30 June			Unaudited 6 months ended 31.12.2005 RM'000
	2003 RM'000	2004 RM'000	2005 RM'000	
Amsteel's share of results in ACB	(2,762)	2,326	4,351	(614)

As disclosed in the annual reports of Amsteel, the Company has adopted the accounting policy to equity account its investments in associated companies in the consolidated financial statements. Equity accounting involves recognising in the income statement of Amsteel's shares in the results of associated companies for the financial year.

Based on the above, ACB has contributed profitable results to Amsteel from financial years ended 2004 to 2005. In the event that Amsteel were to dispose of the investment in ACB, Amsteel would no longer be able to equity account the results of ACB.

As noted in the unaudited results for the 6 months ended 31 December 2005, ACB has recorded a loss due to the steel division being negatively impacted by the soft steel market environment and accordingly, recorded a loss in its operations.



6. CONCLUSION AND RECOMMENDATION

In arriving at our opinion on the Proposed Disposal, we have considered various pertinent factors summarised as follow:-

The financial valuation of ACB Shares as set out under Section 5.3 indicates that the Offer undertaken by LCB is no longer fair though it was acceptable at the date of the Notice. However, based on the rationale for the Proposed Disposal as set out in Section 5.2, ACB Shares have been earmarked for disposal under the GWRS as agreed with the lenders of the Amsteel Group. Based on the low trading liquidity of ACB Shares as established in Section 5.4, Amsteel would not be able to dispose of its substantial block of approximately 28.94% in ACB in the open market readily, without depressing the price of ACB Shares. In this respect, the Offer represents an opportunity for the Amsteel Group to exchange its investment in ACB with LCB Shares which have better market liquidity.

Based on the 5-day WAMP of LCB and ACB Shares, the implied value per ACB Share vis-à-vis WAMP of ACB Share would result in a paper loss to Amsteel of approximately RM0.22 million (assuming Amsteel accepts the Offer for its entire holdings, direct and indirect, in ACB shares). The paper loss of RM0.22 million was derived as a result of discount to the Implied Value per ACB Share of RM0.01 per ACB Share held based on 5-day WAMP. This amount represents approximately 0.09% of the NA value of Amsteel Group as at 30 June 2005. The paper loss is negligible compare to the benefit from the interest saving arising from the redemption of borrowings using proceeds from disposal of exchanged LCB Shares. The ultimate disposal of the exchanged LCB Shares in the open market, assuming at 5-day WAMP of RM0.65 per LCB Share and the average interest rate of borrowings of 6% per annum, will result in interest savings of approximately RM0.56 million per annum. Premised on the above, we are of the view that the Proposed Disposal is justifiable despite at a slight discount to the value of ACB Shares.

The outlook and prospects of the Malaysian economy particularly in the steel industry as set out in Section 5.5 suggest that the prospects of LCB as an enlarged group remain favourable. This may translate into improved prices for LCB Shares thereby increasing the disposal proceeds to the Amsteel Group when the LCB Shares are placed out eventually.

As set out in Section 5.6, the Proposed Disposal is not expected to have a material impact on the share capital, shareholdings of the substantial shareholders and the NA of Amsteel Group. The Proposed Disposal is not expected to have an impact on the earnings of Amsteel for the FYE 30 June 2006 and also not expected to have a material impact on the earnings of Amsteel for the FYE 30 June 2007. However, the Amsteel Group will no longer be able to equity account for the results of its investment in ACB after the exchange with LCB Shares.

Based on the aforementioned circumstances, we are of the opinion that the Proposed Disposal can be justified as fair and reasonable and not detrimental to the minority shareholders of Amsteel.

Accordingly, we recommend that the minority shareholders of Amsteel VOTE IN FAVOUR of the resolution pertaining to the Proposed Disposal to be tabled at the forthcoming EGM of Amsteel.



Shareholders should note that even if the resolution in relation to the Proposed Disposal is approved by minority shareholders of Amsteel, consent from lenders of Amsteel and Umatrac as disclosed in Section 5.8.1 must also be obtained.

Yours faithfully,
For and on behalf of
PM SECURITIES SDN. BHD.

ROBERT TI
Executive Director/
Head of Corporate Finance

TAN KOK TIAM
General Manager
Corporate Finance

INFORMATION ON ACB

1. HISTORY AND PRINCIPAL ACTIVITIES

ACB was incorporated in Malaysia under the Act on 26 August 1982 as a private limited company under the name of Amalgamated Cement Mills Sdn Bhd. It then changed its name to Amalgamated Containers Sdn Bhd on 27 August 1988 and assumed its present name on 17 August 1992 upon its conversion to a public company. ACB was listed on the Main Board of Bursa Securities on 28 October 1993.

ACB is primarily an investment holding company and its subsidiaries are engaged in a range of activities, principally those relating to the manufacturing, trading, sale and distribution of steel and iron products, the processing and sale of steel coils and sheets, and the manufacturing, marketing and distribution of pre-painted steel sheets and related products.

An associated company of ACB is principally involved in international trading and distribution of electronic components, manufacture and distribution of automotives and components and investment holding. The principal activities of its subsidiaries and associated companies are disclosed in Section 5 of this Appendix.

2. SHARE CAPITAL

2.1 Authorised and paid-up ordinary share capital

The authorised and paid-up ordinary share capital of ACB as at the Latest Practicable Date is as follows:-

Share Capital	No. of ACB Shares	Par value RM	Amount RM
Authorised	100,000,000	1.00	100,000,000
Issued and paid-up	74,711,000	1.00	74,711,000

2.2 Changes in issued and paid-up share capital

Details of the changes in the issued and paid-up ordinary share capital of ACB since incorporation date up to the Latest Practicable Date are as follows:-

Date	No. of ACB Shares	Par value RM	Consideration	Total Cumulative RM
26.08.1982	2	1.00	Subscriber's shares	2
01.08.1989	13,172,793	1.00	Cash	13,172,795
14.08.1989	12,177,205	1.00	Acquisition of a piece of land in Bukit Raja Industrial Estate measuring approximately 24.8024 acres	25,350,000
09.09.1989	4,650,000	1.00	Cash at par	30,000,000
01.11.1989	1,900,000	1.00	Cash at RM1.20 per share	31,900,000
17.05.1993	15,950,000	1.00	Rights issue at 1:2 at par	47,850,000
08.09.1993	26,680,000	1.00	Issued at RM1.45 per share as consideration for the acquisition of 100% equity interest in Bright Steel Sdn Bhd	74,530,000
30.09.1996	2,000	1.00	Pursuant to exercise of ESOS at RM3.84 per share	74,532,000
22.10.1996	58,000	1.00	Pursuant to exercise of ESOS at RM3.84 per share	74,590,000

Date	No. of ACB Shares	Par value RM	Consideration	Total Cumulative RM
31.10.1996	4,000	1.00	Pursuant to exercise of ESOS at RM3.84 per share	74,594,000
12.11.1996	2,000	1.00	Pursuant to exercise of ESOS at RM3.84 per share	74,596,000
19.12.1996	13,000	1.00	Pursuant to exercise of ESOS at RM3.84 per share	74,609,000
13.01.1997	3,000	1.00	Pursuant to exercise of ESOS at RM3.84 per share	74,612,000
12.03.1997	67,000	1.00	Pursuant to exercise of ESOS at RM3.84 per share	74,679,000
24.03.1997	4,000	1.00	Pursuant to exercise of ESOS at RM3.84 per share	74,683,000
21.04.1997	28,000	1.00	Pursuant to exercise of ESOS at RM3.84 per share	74,711,000

3. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders of ACB as at the Latest Practicable Date are as follows:-

	Direct		Indirect	
Shareholders	No. of ACB Shares	%	No. of ACB Shares	%
TSWC	10,000	0.01	31,349,190 [a]	41.96
DAC	-	-	30,644,805 [b]	41.02
Lion Realty Pte Ltd	-	-	30,643,805 [c]	41.02
Lion Development (Penang) Sdn Bhd	-	-	27,478,098 [d]	36.78
Horizon Towers Sdn Bhd	2,674,000	3.58	24,804,098 [e]	33.20
Umatrac	20,625,069	27.61	-	-
Amsteel	991,000	1.33	20,625,069 [f]	27.61
LCB	2,233,029	2.99	22,571,069 [g]	30.21
Timuriang Sdn Bhd	-	-	20,625,069 [f]	27.61
Chun Yuan Steel Industry Co Ltd	6,678,750	8.94	-	-
Lembaga Tabung Angkatan Tentera	4,524,732	6.06	-	-
Lion Industries Corporation Berhad	-	-	24,804,098 [e]	33.20
LLB Steel Industries Sdn Bhd	-	-	24,804,098 [e]	33.20
Steelcorp Sdn Bhd	-	-	24,804,098 [e]	33.20
Amsteel Mills Sdn Bhd	-	-	24,804,098 [e]	33.20
Lion Diversified Holdings Berhad	-	-	24,804,098 [e]	33.20
LDH (S) Pte Ltd	-	-	24,804,098 [e]	33.20
Pantalent Consolidated Sdn Bhd	6,000,000	8.03	-	-
Ding Chu Hua	-	-	6,000,000 [h]	8.03
Fort Victory Sdn Bhd [j]	23,850,000	31.92	-	-
Anim Bin Harun [j]	-	-	23,850,000 [i]	31.92
Ling Hee Leong [j]	-	-	23,850,000 [i]	31.92

Notes:

(a) *Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Horizon Towers Sdn Bhd, Actual Best Limited, LCB, Limpahjaya, Umatrac, Amsteel and Sin Seng Investments Pte Ltd*

(b) *Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Horizon Towers Sdn Bhd, LCB, Limpahjaya, Umatrac, Amsteel and Sin Seng Investments Pte Ltd*

(c) *Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Horizon Towers Sdn Bhd, LCB, Limpahjaya, Umatrac and Amsteel*

(d) *Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd, LCB, Limpahjaya, Umatrac and Amsteel*

(e) *Deemed interested by virtue of Section 6A of the Act held via LCB, Limpahjaya, Umatrac and Amsteel*

(f) *Deemed interested by virtue of Section 6A of the Act held via Umatrac*

(g) *Deemed interested by virtue of Section 6A of the Act held via Limpahjaya, Umatrac and Amsteel*

(h) *Deemed interested by virtue of Section 6A of the Act held via Pantalent Consolidated Sdn Bhd*

(i) *Deemed interested by virtue of Section 6A of the Act held via Fort Victory Sdn Bhd*

(j) *Fort Victory Sdn Bhd, Anim bin Harun and Ling Hee Leong (collectively, the **"Purchasers"**) had each filed with ACB, a Form 29A pursuant to a sale and purchase agreement dated 29 October 1996 (**"S&P"**) entered into between the Purchasers and Umatrac, LCB, Tirta Enterprise Sdn Bhd, Horizon Towers Sdn Bhd and Amanvest (M) Sdn Bhd (collectively, the **"Vendors"**). The Vendors had similarly filed a Form 29B each for the change of their shareholding in ACB pursuant to the S&P. The Vendors had on 20 October 1997 filed another Form 29B each stating therein the termination of the S&P. However, the Purchasers had not todate, filed their respective Form 29C in respect of the termination. In this regard, the Board of ACB believes that the Purchasers have ceased to be substantial shareholders of ACB.*

4. DIRECTORS AND THEIR SHAREHOLDINGS

The Board of ACB and their respective, direct and indirect, shareholdings in ACB as at the Latest Practicable Date are as follows:-

ACB Director	Direct		Indirect	
	No. of ACB Shares	%	No. of ACB Shares	%
Jen (B) Tan Sri Dato' Zain Mahmud Hashim	-	-	-	-
Lim Poon Thoo	-	-	-	-
TSWC	10,000	0.01	31,349,190[(a)]	41.96
Tan Sri Dato' Jaffar bin Abdul	350,000	0.47	-	-
Dato' Hassan bin Abdul Mutalip	-	-	-	-
Dato Murad Mohamed Hashim	-	-	-	-
Lin Chung Dien	1,506,437	2.02	-	-
Tsai Charng Yi	-	-	-	-
Cheng Sin Yeng	-	-	-	-
Folk Jee Yoong	-	-	-	-
Mohamed Hussein bin Nabi Bux	-	-	-	-

Notes:

(a) Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Horizon Towers Sdn Bhd, Actual Best Limited, LCB, Limpahjaya, Umatrac, Amsteel and Sin Seng Investments Pte Ltd

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary companies and the associated company of ACB as at the Latest Practicable Date are as follows:-

Name	Date and Place of Incorporation	Issued and Paid-Up Capital	Effective Equity Interest of ACB (%)	Principal Activities
Subsidiary:-				
Bright Steel Sdn Bhd	11.10.1973 Malaysia	RM32,143,500	100.00	Manufacturing, sale and distribution of steel and iron products
Subsidiaries of Bright Steel Sdn Bhd:-				
Bright Steel Service Centre Sdn Bhd	08.07.1986 Malaysia	RM20,000,000	57.10	Processing and selling of steel coils and sheets
Bright Enterprise (Sdn) Berhad	30.04.1975 Malaysia	RM1,600,000	51.00	Trading in steel and iron products
B.A.P Industries Sdn Bhd	13.12.1983 Malaysia	RM6,000,000	77.50	Manufacturing, marketing and distribution of pre-painted steel sheets and related products
Omali Corporation Sdn Bhd	17.07.1984 Malaysia	RM2.00	100.00	Investment holding
Century Container Industries Sdn Bhd	11.01.1984 Malaysia	RM40,000,000	100.00	Property investment, letting of building space and plant and machinery facilities
Associated company of Omali Corporation Sdn Bhd:-				
Lion Asiapac Limited	06.12.1968 Singapore	SGD40,548,772	29.98	Investment holding

6. KEY FINANCIAL DATA

A summary of the audited consolidated financial results of the ACB Group for the past five (5) years from FYE 30 June 2001 to FYE 30 June 2005 and unaudited results for the six (6) months ended 31 December 2005 are as follows:-

	<---- Audited				---->	Unaudited results for the 6 months ended 31 December 2005
	30 June 2001*	30 June 2002	30 June 2003	30 June 2004	30 June 2005	
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Revenue	378,931	359,319	255,524	262,272	324,560	112,163
Profit before tax and exceptional items	28,916	1,197	893	16,141	23,911	366
Exceptional items	-	-	-	-	-	-
Profit before tax	28,916	1,197	893	16,141	23,911	366
Taxation	(14,485)	(1,623)	(7,676)	(7,373)	(7,196)	(2,321)
Profit/(loss) after tax before extraordinary items	14,431	(426)	(6,783)	8,768	16,715	(1,955)
Extraordinary items	-	-	-	-	-	-
Profit/(loss) after tax and extraordinary items	14,431	(426)	(6,783)	8,768	16,715	(1,955)
Minority interests	(9,136)	(1,532)	(2,761)	(729)	(1,682)	(166)
Profit/(loss) after tax and minority interests	5,295	(1,958)	(9,544)	8,039	15,033	(2,121)
Shareholders' funds	98,717	96,959	64,839	72,901	87,485	86,392
Issued and paid-up ordinary share capital	74,711	74,711	74,711	74,711	74,711	74,711
NTA	71,624	71,241	49,973	58,876	74,300	73,626
NTA per share (RM)	0.96	0.95	0.67	0.79	0.99	0.99
Gross EPS / (LPS) ^ (sen)	26.48	(0.45)	(2.50)	20.63	29.75	0.54 #
Net EPS / (LPS) ^ (sen)	7.09	(2.62)	(12.77)	10.76	20.12	(5.68) #
Gross dividend rate (%)	0.1	0.1	0.1	0.1	1.0	-

Notes:

* *Deferred tax for FYE 30 June 2001 was based on the audited financial statements of the ACB Group and has not incorporated the retrospective adjustments arising from the adoption of MASB 25 in the FYE 30 June 2003*

^ *Calculated based on the weighted average number of shares*

\# *Annualised*

COMMENTARIES ON MATERIAL CHANGES IN FINANCIAL DATA

FYE 30 June 2001

In the FYE 30 June 2001, the ACB Group's revenue increased significantly from the FYE 30 June 2000, mainly attributable to the international trading and distribution segment, which capitalised on its strength in high value design projects for lead players in the global electronics industry. Combined with the steel segment, both these segments have enabled the ACB Group to record an impressive PBT of approximately RM28.9 million. After accounting for taxation and minority interest, the ACB Group posted a PAT (after minority interest) of approximately RM5.3 million.

FYE 30 June 2002

In the FYE 30 June 2002, the ACB Group achieved lower revenues as compared to the FYE 30 June 2001 following the imposition of 30% import tariff by the government of USA to protect its domestic steel industry. The ACB Group further wrote down its remaining assets in the discontinued marine food operation by a one-off provision of RM11.3 million.

The decrease in taxation in FYE 30 June 2002 was due to a refund of approximately RM5.0 million received from the local tax bureau in the PRC for losses relating to prior financial years. The ACB Group subsequently recorded LAT (after minority interest) of approximately RM2.0 million.

FYE 30 June 2003

In the FYE 30 June 2003, the ACB Group's revenue fell significantly as compared to the FYE 30 June 2002 due to the dilution of ACB's equity interest in LAP, a 50.2%-owned subsidiary then, which became an associated company of the ACB Group via its allotment of shares for the acquisition of automotive businesses in the PRC. Subsequent to the dilution, the ACB Group equity accounted for LAP's results for seven (7) months instead of the full 12-month financial year. As LAP is the sole contributor to the international trading segment, revenues for the segment fell significantly by 56.3% in FYE 30 June 2003. Correspondingly, the ACB Group's PBT also declined.

Taxation for the FYE 30 June 2003 was high, as losses of certain subsidiaries are not available to be set off against taxable profits of other subsidiaries.

The 33.1% decrease in shareholder's equity from the previous financial year is due to a loss on the dilution of ACB Group's equity interest in LAP amounting to RM23.3 million.

FYE 30 June 2004

In the FYE 30 June 2004, the improvement in the ACB Group's revenue was solely attributable to the steel segment which has benefited from the surge in the global steel and scrap prices in the financial year. Correspondingly, profit from operations of the ACB Group increased significantly by approximately 61.4% as compared to FYE 30 June 2003. An associated company of ACB, via its automotive operation, also achieved better results following the continued strong economic growth in the PRC. The ACB Group's PBT jumped to RM16.1 million and was able to turnaround the ACB Group's performance to record a PAT (after minority interest) of approximately RM8.0 million for FYE 30 June 2004.

FYE 30 June 2005

In the FYE 30 June 2005, the ACB Group's steel division benefited from the upsurge in international steel prices, which had prompted customers to increase their inventory levels to hedge against upward price fluctuations. Correspondingly, revenue of the ACB Group was 24% higher at RM325 million, whilst profit before tax jumped 48% to RM23.9 million. The ACB Group's associated company, LAP, via improved performance in its automotive operation in the PRC and international trading business, contributed RM16.9 million to the ACB Group's PBT.

6 months period ended 31 December 2005

For the six months ended 31 December 2005, the ACB Group's steel division continued to be negatively impacted by the soft steel market environment and accordingly, recorded a loss in its operations. However, better performance by the ACB Group associates' operations in China has largely mitigated these losses resulting in the ACB Group recording a cumulative profit before taxation of RM0.4 million as against RM12.3 million in the preceding year corresponding period.

INFORMATION ON LCB

1. HISTORY AND PRINCIPAL ACTIVITIES

LCB was incorporated in Malaysia under the Act on 27 September 1972 as a private limited company under the name of Lion (Teck Chiang) Sdn Bhd. It then changed its name to Lion Corporation Sdn Bhd on 18 May 1981 and assumed its present name on 30 May 1981 upon its conversion to a public company. LCB was listed on the Main Board of Bursa Securities on 17 March 1982.

LCB is an investment holding company which subsidiaries are involved in the manufacturing of hot-rolled and cold-rolled coils, bands, plates and sheets, the manufacturing, distribution and trading of flat steel, office equipment and related steel products, assembly, sale and distribution of private and commercial vehicles; and share registration and secretarial services.

2. SHARE CAPITAL

2.1 Authorised and paid-up ordinary share capital

The authorised and paid-up ordinary share capital of LCB as at the Latest Practicable Date is as follows:-

	No. of ordinary shares	Par value (RM)	Amount (RM)
Authorised	2,000,000,000	1.00	2,000,000,000
Issued and paid-up	979,028,737	1.00	979,028,737

2.2 Changes in issued and paid-up share capital

Details of the changes in the issued and paid-up ordinary share capital of LCB since incorporation date up to the Latest Practicable Date are as follows:-

Date of Allotment	No. of shares	Par Value (RM)	Consideration	Total Cumulative (RM)
27.09.1972	2	1.00	Subscriber's Shares	2
08.10.1973	3,000,000	1.00	Cash at RM1.00 per share	3,000,002
30.12.1976	1,500,001	1.00	Bonus issue of 1 for 2	4,500,003
26.04.1981	3,699,997	1.00	Bonus issue of 3,699,997 for 4,500,003	8,200,000
28.04.1981	800,000	1.00	Consideration for acquisition of 100% equity in Lion Engineering Sdn Bhd at RM1.00 per share	9,000,000
19.02.1982	3,000,000	1.00	Public issue at RM1.00 per share	12,000,000
20.09.1983	6,000,000	1.00	Bonus issue of 1 for 2	18,000,000
13.10.1983	12,000,000	1.00	Rights issue of 1 for 1 at RM1.40 per share	30,000,000
24.10.1983	12,794,000	1.00	Special issue to Bumiputera Investors at RM1.40 per share	42,794,000
24.10.1983	31,206,000	1.00	Acquisition of Lion Plantations Sdn Bhd, Ladang Cantawan (Sabah) Sdn Bhd and 18,300,000 shares in Amalgamated Steel Mills Berhad at RM2.05 per share.	74,000,000

Date of Allotment	No. of shares	Par Value (RM)	Consideration	Total Cumulative (RM)
15.12.1989	9,648,000	1.00	Special issue to Bumiputera Investors at RM1.70 per share	83,648,000
17.02.1990	37,000,000	1.00	Rights issue of 1 for 2 at RM1.70 per share	120,648,000
05.03.1991	1,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,649,000
25.03.1991	6,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,655,000
09.04.1991	6,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,661,000
29.04.1991	32,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,693,000
14.05.1991	3,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,696,000
25.05.1991	4,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,700,000
12.06.1991	3,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,703,000
20.06.1991	12,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,715,000
23.10.1991	2,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,717,000
26.08.1992	1,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,718,000
29.04.1993	16,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,734,000
11.05.1993	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,735,000
25.05.1993	13,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,748,000
25.05.1993	3,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,751,000
04.06.1993	18,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,769,000
04.06.1993	19,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,788,000
10.06.1993	4,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,792,000
10.06.1993	18,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,810,000
22.06.1993	8,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,818,000
22.06.1993	19,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,837,000
29.06.1993	3,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,840,000
29.06.1993	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,841,000
02.09.1993	60,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,901,000
02.09.1993	66,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,967,000

Date of Allotment	No. of shares	Par Value (RM)	Consideration	Total Cumulative (RM)
02.09.1993	1,000	1.00	Pursuant to exercise of ESOS at RM2.16 per share	120,968,000
13.09.1993	8,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,976,000
13.09.1993	15,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,991,000
12.11.1993	4,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,995,000
12.11.1993	16,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,011,000
17.01.1994	3,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,014,000
17.01.1994	2,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,016,000
18.08.1994	39,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,055,000
26.08.1994	2,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,057,000
26.08.1994	176,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,233,000
07.09.1994	2,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,235,000
07.09.1994	40,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,275,000
20.09.1994	26,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,301,000
29.09.1994	1,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,302,000
29.09.1994	3,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,305,000
29.09.1994	24,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,329,000
13.10.1994	1,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,330,000
13.10.1994	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,331,000
13.10.1994	47,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,378,000
25.10.1994	12,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,390,000
28.11.1994	10,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,400,000
31.12.1994	2,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,402,000
31.12.1994	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,403,000
31.12.1994	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,405,000
18.08.1995	3,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,408,000
29.08.1995	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,410,000

Date of Allotment	No. of shares	Par Value (RM)	Consideration	Total Cumulative (RM)
29.08.1995	68,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,478,000
05.09.1995	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,479,000
05.09.1995	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,481,000
05.09.1995	47,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,528,000
16.09.1995	1,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,529,000
16.09.1995	9,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,538,000
29.09.1995	7,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,545,000
11.10.1995	4,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,549,000
26.10.1995	1,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,550,000
10.11.1995	5,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,555,000
14.12.1995	3,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,558,000
09.01.1996	13,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,571,000
12.01.1996	6,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,577,000
24.01.1996	1,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,578,000
24.01.1996	27,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,605,000
05.02.1996	1,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,606,000
05.02.1996	4,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,610,000
05.02.1996	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,611,000
05.02.1996	9,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,620,000
12.02.1996	1,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,621,000
12.02.1996	2,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,623,000
15.02.1996	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,625,000
15.02.1996	35,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,660,000
29.02.1996	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,662,000
29.02.1996	9,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,671,000
14.03.1996	4,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,675,000

Date of Allotment	No. of shares	Par Value (RM)	Consideration	Total Cumulative (RM)
30.03.1996	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,677,000
30.03.1996	9,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,686,000
16.04.1996	16,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,702,000
30.04.1996	8,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,710,000
30.04.1996	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,712,000
09.05.1996	60,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,772,000
09.05.1996	60,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,832,000
29.05.1996	3,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,835,000
18.06.1996	4,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,839,000
25.09.1996	1,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,840,000
08.04.1997	1,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,841,000
09.01.1998	24,368,200	1.00	Bonus issue of 1 for 5	146,209,200
11.06.1998	36,552,300	1.00	Rights issue of 3 for 10 at RM1.10 per share	182,761,500
22.06.1999	7,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,768,500
24.06.1999	8,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,776,500
25.06.1999	26,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,802,500
02.07.1999	9,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,811,500
02.07.1999	1,000	1.00	Pursuant to exercise of ESOS at RM2.15 per share	182,812,500
08.07.1999	5,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,817,500
08.07.1999	2,000	1.00	Pursuant to exercise of ESOS at RM1.79 per share	182,819,500
08.07.1999	2,000	1.00	Pursuant to exercise of ESOS at RM2.09 per share	182,821,500
08.07.1999	6,000	1.00	Pursuant to exercise of ESOS at RM2.15 per share	182,827,500
08.07.1999	6,000	1.00	Pursuant to exercise of ESOS at RM3.02 per share	182,833,500
14.07.1999	2,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,835,500
14.07.1999	7,000	1.00	Pursuant to exercise of ESOS at RM3.02 per share	182,842,500
22.07.1999	8,000	1.00	Pursuant to exercise of ESOS at RM3.02 per share	182,850,500

Date of Allotment	No. of shares	Par Value (RM)	Consideration	Total Cumulative (RM)
28.07.1999	4,000	1.00	Pursuant to exercise of ESOS at RM3.02 per share	182,854,500
02.08.1999	5,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,859,500
02.08.1999	2,000	1.00	Pursuant to exercise of ESOS at RM1.78 per share	182,861,500
02.08.1999	2,000	1.00	Pursuant to exercise of ESOS at RM1.79 per share	182,863,500
02.08.1999	3,000	1.00	Pursuant to exercise of ESOS at RM2.09 per share	182,866,500
02.08.1999	2,000	1.00	Pursuant to exercise of ESOS at RM2.15 per share	182,868,500
06.08.1999	1,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,869,500
06.08.1999	4,000	1.00	Pursuant to exercise of ESOS at RM2.15 per share	182,873,500
06.08.1999	2,000	1.00	Pursuant to exercise of ESOS at RM3.02 per share	182,875,500
09.11.1999	20,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,895,500
13.03.2003	-	-	Capital reduction of 30% and consolidation of 10 ordinary shares of RM0.70 into 7 ordinary shares of RM1.00 each pursuant to the Corporate and Debt Restructuring Exercise ("LCB Scheme")	128,026,850
14.03.2003	264,417,021	1.00	Consideration for the acquisition of equity interest in Megasteel Sdn Bhd and Lion Industries Corporation Berhad pursuant to the LCB Scheme issued at RM1.00 per share	392,443,871
14.03.2003	399,296,172	1.00	Consideration for the acquisition of equity interest in Amsteel Corporation Berhad pursuant to the LCB Scheme issued at RM1.05 per share	791,740,043
14.03.2003	127,300,579	1.00	Consideration pursuant to the LCB Scheme issued at RM1.00 per share	919,040,622
02.11.2004	5,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	919,045,622
08.11.2004	191,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	919,236,622
18.11.2004	383,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	919,619,622
24.11.2004	44,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	919,663,622
01.12.2004	271,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	919,934,622
03.12.2004	291,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	920,225,622
09.12.2004	541,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	920,766,622

Date of Allotment	No. of shares	Par Value (RM)	Consideration	Total Cumulative (RM)
15.12.2004	567,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	921,333,622
17.12.2004	583,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	921,916,622
22.12.2004	230,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	922,146,622
24.12.2004	304,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	922,450,622
29.12.2004	912,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	923,362,622
04.01.2005	209,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	923,571,622
06.01.2005	207,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	923,778,622
11.01.2005	38,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	923,816,622
14.01.2005	76,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	923,892,622
1901.2005	67,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	923,959,622
24.01.2005	6,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	923,965,622
28.01.2005	22,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	923,987,622
04.02.2005	168,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	924,155,622
18.02.2005	31,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	924,186,622
24.02.2005	38,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	924,224,622
01.03.2005	98,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	924,322,622
04.03.2005	110,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	924,432,622
15.03.2005	4,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	924,436,622
22.03.2005	4,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	924,440,622
29.03.2005	12,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	924,452,622
12.04.2005	19,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	924,471,622
25.04.2005	87,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	924,558,622
27.04.2005	95,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	924,653,622
04.05.2005	177,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	924,830,622
09.05.2005	46,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	924,876,622
11.05.2005	235,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	925,111,622

Date of Allotment	No. of shares	Par Value (RM)	Consideration	Total Cumulative (RM)
16.05.2005	379,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	925,490,622
17.05.2005	103,000	1.00	Pursuant to exercise of ESOS at RM1.00 per share	925,593,622
17.03.2006	53,435,115	1.00	Consideration for the acquisition of 100% equity in Lion Plate Mills Sdn Bhd at RM1.31 per share	979,028,737

3. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders of LCB as at the Latest Practicable Date are as follows:-

	<---------------- No. Of LCB Shares Held		------------->		LCB
	Direct	%	Indirect	%	Warrants*
TSWC	452,019	0.05	713,197,502[(a)]	72.85	42,160,189
DAC	9,209,517	0.94	437,395,444[(b)]	44.68	-
Lion Realty Pte Ltd	6,946,565	0.71	428,988,959[(c)]	43.82	-
Lion Development (Penang) Sdn Bhd	2,541,093	0.26	369,896,680[(d)]	37.78	-
Horizon Towers Sdn Bhd	367,722,825	37.56	-	-	-
LDH (S) Pte Ltd	226,716,252	23.16	-	-	-
Lion Industries Corporation Berhad	1,727,361	0.18	228,138,397[(e)]	23.30	-
Lion Diversified Holdings Berhad	431,977	0.04	226,716,252[(f)]	23.16	-
Amsteel Mills Sdn Bhd	985,968	0.10	227,148,229[(g)]	23.20	-
Steelcorp Sdn Bhd	-	-	228,134,197[(h)]	23.30	-
LLB Steel Industries Sdn Bhd	-	-	228,134,197[(h)]	23.30	-

Notes:-

(a) Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd, Lion Holdings Sdn Bhd, Lion Diversified Holdings Berhad, Lion Industries Corporation Berhad, Bayview Properties Sdn Bhd, Lion Management Sdn Bhd, Horizon Towers Sdn Bhd, Lancaster Trading Company Limited, Araniaga Holdings Sdn Bhd, Panoron Sdn Bhd, Happyvest (M) Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Holdings Pte Ltd, Viewtrain Company Limited, Billion Grow Limited, Lion Development (Penang) Sdn Bhd, Trillionvest Sdn Bhd, Silverstone Corporation Berhad, Projek Jaya Sdn Bhd, Ceemax Electronics Sdn Bhd, Amsteel Mills Sdn Bhd, Exuniq Sdn Bhd, LDH (S) Pte Ltd.and Sims Holdings Pte Ltd

(b) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Lion Management Sdn Bhd, Horizon Towers Sdn Bhd, Araniaga Holdings Sdn Bhd, Panoron Sdn Bhd, Happyvest (M) Sdn Bhd, Billion Grow Limited, Amanvest (M) Sdn Bhd, Bayview Properties Sdn Bhd, Lion Development (Penang) Sdn Bhd, Viewtrain Company Limited.and Lion Realty Pte Ltd

(c) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Lion Management Sdn Bhd, Horizon Towers Sdn Bhd, Araniaga Holdings Sdn Bhd, Panoron Sdn Bhd, Happyvest (M) Sdn Bhd, Amanvest (M) Sdn Bhd, Bayview Properties Sdn Bhd and Lion Development (Penang) Sdn Bhd.

(d) Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd, Lion Management Sdn Bhd and Bayview Properties Sdn Bhd

(e) *Deemed interested by virtue of Section 6A of the Act held via Projek Jaya Sdn Bhd, Lion Diversified Holdings Berhad, Amsteel Mills Sdn Bhd and LDH (S) Pte Ltd*

(f) *Deemed interested by virtue of Section 6A of the Act held via LDH (S) Pte Ltd*

(g) *Deemed interested by virtue of Section 6A of the Act held via Lion Diversified Holdings Berhad and LDH (S) Pte Ltd*

(h) *Deemed interested by virtue of Section 6A of the Act held via Lion Diversified Holdings Berhad, Amsteel Mills Sdn Bhd and LDH (S) Pte Ltd*

* *Warrants with a right to subscribe for one new share at a subscription price of RM2.60 for every one warrant held which expire on 10 June 2008*

4. DIRECTORS AND THEIR SHAREHOLDINGS

The Board of LCB and their respective, direct and indirect, shareholdings in LCB as at the Latest Practicable Date are as follows:-

	<----No. Of LCB Shares Held---->				
	Direct		Indirect		
LCB Director	**No. of LCB Shares**	**%**	**No. of LCB Shares**	**%**	**LCB Warrants***
TSWC	452,019	0.05	713,197,502[(a)]	72.85	42,160,189
Raja Dato' Zainal Abidin bin Raja Haji Tachik	175,280	0.02	442,940[(b)]	0.05	-
DAC	9,209,517	0.94	437,395,444[(c)]	44.68	-
Dato' Haji Yahya bin Haji Talib	-	-	80,060[(d)]	0.01	-
Datuk Emam Mohd Haniff bin Emam Mohd Hussain	-	-	-	-	-
M Chareon Sae Tang @ Tan Whye Aun	-	-	-	-	-
Folk Fong Shing @ Kok Fong Hing	-	-	-	-	-

Notes:-

(a) *Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd, Lion Holdings Sdn Bhd, Lion Diversified Holdings Berhad, Lion Industries Corporation Berhad, Bayview Properties Sdn Bhd, Lion Management Sdn Bhd, Horizon Towers Sdn Bhd, Lancaster Trading Company Limited, Araniaga Holdings Sdn Bhd, Panoron Sdn Bhd, Happyvest (M) Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Holdings Pte Ltd, Viewtrain Company Limited, Billion Grow Limited, Lion Development (Penang) Sdn Bhd, Trillionvest Sdn Bhd, Silverstone Corporation Berhad, Projek Jaya Sdn Bhd, Ceemax Electronics Sdn Bhd, Amsteel Mills Sdn Bhd, Exuniq Sdn Bhd, LDH (S) Pte Ltd.and Sims Holdings Sdn Bhd*

(b) *Deemed interested by virtue of Section 6A of the Act held via RAZA Sendirian Berhad and Kumpulan RZA Sdn Bhd*

(c) *Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Lion Management Sdn Bhd, Horizon Towers Sdn Bhd, Araniaga Holdings Sdn Bhd, Panoron Sdn Bhd, Happyvest (M) Sdn Bhd, Amanvest (M) Sdn Bhd, Bayview Properties Sdn Bhd, Lion Development (Penang) Sdn Bhd, Viewtrain Company Limited and Lion Realty Pte Ltd*

(d) *Deemed interested by virtue of Section 6A of the Act held via Hayazeen Sdn Bhd.*

* *Warrants with a right to subscribe for one new share at a subscription price of RM2.60 for every one warrant held which expire on 10 June 2008*

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary companies and the associated company of LCB as at the Latest Practicable Date are as follows:-

Name	Date And Place Of Incorporation	Issued And Paid-Up Share Capital	Effective Equity Interest	Principal Activities
Subsidiaries:				
Lion Steelworks Sdn Bhd	04.03.1978 Malaysia	RM15,000,010	100.00	Manufacture and distribution of security equipment, office equipment and steel related products
Kinabalu Motor Assembly Sendirian Berhad	12.06.1974 Malaysia	RM38,550,000	50.01	Assembly and sale of private and commercial vehicles
Lion Rubber Works Sdn Bhd	07.06.1983 Malaysia	RM2,500,000	100.00	Ceased operations
Lion Trading & Marketing Sdn Bhd	02.11.1983 Malaysia	RM101,247	100.00	Trading and marketing of security equipment, office equipment and steel related products
Lion Construction & Engineering Sdn Bhd	18.05.1976 Malaysia	RM8,008,510	100.00	Construction and civil engineering work
Lion Excellent Sdn Bhd	17.07.1984 Malaysia	RM1,600,000	100.00	Ceased operations
Lion General Trading & Marketing (S) Pte Ltd	29.04.1983 Singapore	SGD10,000	100.00	General merchant
Limpahjaya	13.02.1986 Malaysia	RM7,202	100.00	Investment holding
LCB Harta (M) Sdn Bhd	09.03.2002 Malaysia	RM2	100.00	Managing of debts novated from LCB and certain of its subsidiary companies pursuant to a debt restructuring exercise undertaken by LCB and certain of its subsidiary companies
LCB Venture Pte Ltd	09.11.2004 Singapore	SGD2	100.00	Investment holding
Subsidiaries of Lion Steelworks Sdn Bhd:				
Lion Fichet Sdn Bhd	26.02.1975 Malaysia	RM3,000,000	100.00	Ceased operations
Lion-Fichet (HK) Limited	18.08.1987 Hong Kong SAR	HK$100,000	100.00	Ceased operations

Name	Date And Place Of Incorporation	Issued And Paid-Up Share Capital	Effective Equity Interest	Principal Activities
Subsidiaries of Kinabalu Motor Assembly Sendirian Berhad:				
KMA Marketing Sdn Bhd	27.03.1978 Malaysia	RM3,111,656	50.10	Trading and distribution of private and commercial vehicles, vehicle parts and providing related services
Kinabalu Car Distributors Sdn Bhd	12.03.1980 Malaysia	RM2	50.01	Dormant
Subsidiary of Lion Construction & Engineering Sdn Bhd:				
PMB Building System Sdn Bhd	16.05.1983 Malaysia	RM1,500,000	100.00	Investment holding
Subsidiary of PMB Building System Sdn Bhd:				
PMB Jaya Sdn Bhd	26.04.1985 Malaysia	RM5,000,000	100.00	Ceased operations
Subsidiary of Lion General Trading & Marketing (S) Pte Ltd:				
Lion Plate Mills Sdn Bhd	17.02.1997 Malaysia	RM10,000	100.00	Manufacturing and marketing of hot rolled steel plates
Subsidiaries of Limpahjaya:				
Umevest Sdn Bhd	25.08.1983 Malaysia	RM3,500,000	100.00	Investment holding
Megasteel Sdn Bhd	18.04.1989 Malaysia	RM600,866,701	90.00	Manufacturing of hot rolled coils, cold rolled coils, bands, plates and sheets
Bersatu Investments Company Limited	02.04.1982 Hong Kong SAR	HK$600,000	71.00	Ceased operations
Lion Com Sdn Bhd	28.11.1987 Malaysia	RM500,000	100.00	Investment holding
Lyn (Pte) Ltd	07.05.1981 Singapore	SGD1,555,555	79.00	Investment holding
Subsidiary of Megasteel Sdn Bhd:				
Secomex Manufacturing (M) Sdn Bhd	24.07.1990 Malaysia	RM500,000	90.00	Manufacturing and marketing of industrial gases
Megasteel Harta (L) Limited	17.08.2005 Malaysia	USD1	90.00	To manage the holdings company's proposed United States Dollars guaranteed senior notes

Name	Date And Place Of Incorporation	Issued And Paid-Up Share Capital	Effective Equity Interest	Principal Activities
Subsidiaries of Umevest Sdn Bhd:				
Logic Concepts (M) Sdn Bhd	09.11.1983 Malaysia	RM100,000	71.00	Ceased operations
Logic Furniture (M) Sdn Bhd	12.06.1990 Malaysia	RM100,000	91.00	Ceased operations
Subsidiary of Bersatu Investments Company Limited:				
Glit Investments Company Limited	02.04.1982 Hong Kong SAR	HK$600,000	71.00	Dormant
Subsidiary of Lion Com Sdn Bhd:				
Secretarial Communications Sdn Bhd	27.10.1982 Malaysia	RM20,000	100.00	Share registration and secretarial services
Subsidiary of Lyn (Pte) Ltd:				
Logic Furniture (S) Pte Ltd	09.03.1983 Singapore	SGD700,000	79.00	Ceased operations
Associated companies of LCB:				
Amsteel	10.10.1974 Malaysia	RM1,331,174,812	40.07	Investment holding
Lion Industries Corporation Berhad	17.03.1924 Malaysia	RM697,056,465	41.78	Investment holding and property development
Lion Plantation Sdn Bhd	11.05.1979 Malaysia	RM8,000,000	30.00#	Investment holding
Lion Insurance Company Limited	30.06.2005 Malaysia	USD80,000	37.00#	Captive insurance business

Note:

\# *Held through Lion Steelworks Sdn Bhd*

6. KEY FINANCIAL DATA

A summary of the audited consolidated financial results of the LCB Group for the past five (5) years from FYE 30 June 2001 to FYE 30 June 2005 and unaudited results for the six (6) months ended 31 December 2005 are as follows:-

	<---- Audited				---->	Unaudited results for the 6 months ended 31 December 2005
	30 June 2001	30 June 2002	30 June 2003	30 June 2004	30 June 2005	
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Revenue	1,041,064	1,209,103	1,837,840	2,445,442	3,977,086	896,086
Profit / (loss) before tax and exceptional items	(330,744)	(138,260)	111,951	100,427	211,241	(191,256)
Exceptional items	-	-	-	-	-	-
Profit / (loss) before tax	(330,744)	(138,260)	111,951	100,427	211,241	(191,256)
Taxation	1,496	(93)	(11,705)	(45,309)	53,719	6,360
Profit / (loss) after tax before extraordinary items	(329,248)	(138,353)	100,246	55,118	264,960	(184,896)
Extraordinary items	-	-	-	-	-	-
Profit / (loss) after tax and extraordinary items	(329,248)	(138,353)	100,246	55,118	264,960	(184,896)
Minority interests	82,127	35,641	(44,569)	(11,887)	(33,195)	11,312
Profit / (loss) after tax and minority interests	(247,121)	(102,712)	55,677	43,231	231,765	(173,584)
Shareholders' funds	(242,748)	(353,843)	651,318	705,475	919,463	727,585
Issued and paid-up ordinary share capital	182,896	182,896	919,041	919,041	925,594	925,594
NTA / (NTL)	(394,656)	(489,849)	(51,125)	42,542	367,625	188,096
NTA / (NTL) per share (sen)	(215.8)	(267.8)	(5.6)	4.6	39.7	20.3
Gross EPS / (LPS) (sen)^	(180.0)	(108.0)	25.5	6.0	28.9	(40.0)#
Net EPS / (LPS) (sen)^	(135.1)	(80.2)	14.2	4.7	25.1	(37.5)#
Gross dividend per share (sen)	0.1	-	-	-	-	-

Notes:

^ *Calculated based on the weighted average number of shares*

\# *Annualised.*

COMMENTARIES ON MATERIAL CHANGES IN FINANCIAL DATA

FYE 30 June 2001

In the FYE 30 June 2001, the 215.6% increase in its revenue was contributed by the inclusion of the results of Megasteel Sdn Bhd which contributed approximately 84.8% to the LCB Group's total revenue. The tax claim was due mainly to the over provision of tax in prior years after netting off against share of associated companies' tax charges.

FYE 30 June 2002

In the FYE 30 June 2002, the LCB Group's revenue and loss before taxation increased by 16.7% and reduced by 58.2% respectively as compared to the FYE 30 June 2001. The improvement was due mainly to better performance recorded by Megasteel Sdn Bhd, a then 50%-owned subsidiary of LCB. Share in losses of associated companies reduced during the same financial year, as the LCB Group has fully shared the losses up to its investment cost of an associated company. Tax charges arose primarily from certain profitable subsidiary companies which for tax purposes cannot be offset against losses from other companies within the LCB Group.

FYE 30 June 2003

For the FYE 30 June 2003, the LCB Group recorded a 52.0% increase in revenue as compared to the FYE 30 June 2002. The improvement was mainly attributed to the better performance of its steel segment which recorded higher sales volume in tandem with the favourable operating environment for the flat steel industry. Coupled with the gain from a waiver of principal by lenders under the GWRS of approximately RM48.9 million, the LCB Group reported a PAT (before minority interest) of approximately RM100.2 million.

FYE 30 June 2004

For the FYE 30 June 2004, the LCB Group recorded a 33.0% increase in revenue as compared to FYE 30 June 2003, attributable to higher sales achieved in its steel segment. Share of associated companies results increased substantially, arising from the disposal of their retail and brewery operations. Correspondingly, the LCB Group also shared substantially higher associated companies taxes. Thus, the LCB Group recorded lower PAT (before minority interest) of approximately RM55.1 million for the financial year. Minority interests was lower this year as the LCB Group's equity interest in a subsidiary has increased pursuant to the GWRS.

FYE 30 June 2005

For the FYE 2005, the LCB Group recorded a 62.6% increase in revenue as compared to FYE 30 June 2004, attributable to significant sales achieved in its steel segment. Share of associated companies results declined due to weak performance in its property division. The LCB Group recorded higher PAT (before minority interest) of approximately RM265 million for the financial year. Minority interest was higher this year as a major subsidiary of which the LCB Group has 90% equity interest, recorded better performance this year.

6 months period ended 31 December 2005

For the first six months under review, the LCB Group encountered a significantly weaker business operating environment. Driven by the oversupply situation from China, the LCB Group's steel division faced declining prices and volumes. As a result, the LCB Group recorded lower revenue of RM896 million. Consequently, profit from operations also declined due to the reduction in revenues.

The share of associated companies' profit was lower at RM5 million compared to that of the previous year of RM139 million as the previous year incorporated a non-recurring gain from the sale of its subsidiaries. Overall, the LCB Group recorded a net loss of RM174 million for the 6 months in review.

7. MARKET PRICE OF LCB SHARES

The monthly highest and lowest prices of LCB shares traded on Bursa Securities for the past twelve (12) months up to Latest Practicable Date are set out below:

LCB Shares	High *(RM)*	Low *(RM)*
2005		
April	1.240	1.000
May	1.180	1.010
June	1.020	0.850
July	0.925	0.865
August	0.920	0.750
September	0.735	0.670
October	0.680	0.570
November	0.640	0.560
December	0.490	0.350
2006		
January 2006	0.550	0.410
February	0.775	0.545
March	0.670	0.545

Highest Price	:	RM0.775 on 7 February 2006
Lowest Price	:	RM0.350 on 15 December 2005

The last traded price of LCB on 31 March 2006, being the last trading day prior to the printing of this Circular was RM0.62.

FINANCIAL STATEMENTS

2005

For The Financial Year Ended 30 June 2005

DIRECTORS' REPORT

The Directors are pleased to submit their annual report to the members together with the audited financial statements of the Group and of the Company for the financial year ended 30 June 2005.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of the subsidiaries and associate consist of steel services, international trading and distribution of electronic components, manufacture and distribution of automotives and components and investment holding.

There have been no significant changes in the nature of these activities during the financial year.

FINANCIAL RESULTS

	GROUP RM'000	COMPANY RM'000
Profit/(loss) after taxation	16,715	(1,876)
Minority interests	(1,682)	-
Net profit/(loss) for the financial year	15,033	(1,876)

DIVIDENDS

The dividends paid or declared by the Company since 30 June 2004 were as follows:

	RM'000
In respect of the financial year ended 30 June 2004, as shown in the Directors' report of that financial year:	
First and final dividend of 0.1 sen per share on 74,711,000 ordinary shares, less income tax at 28%, paid on 31December 2004	54

Subject to the approval of members at the forthcoming Annual General Meeting of the Company, the Directors recommend the payment of a first and final dividend of 1.0 sen per share on 74,711,000 ordinary shares, less income tax at 28%, amounting to RM537,919 for the financial year ended 30 June 2005.

RESERVES AND PROVISIONS

All material transfers to or from reserves and provisions during the financial year are shown in the financial statements.

DIRECTORS

The Directors who have held office during the period since the date of the last report are as follows:

Jen (B) Tan Sri Dato' Zain Mahmud Hashim
Tan Sri William H.J. Cheng
Tan Sri Dato' Jaffar bin Abdul
Dato' Hassan bin Abdul Mutalip
Dato Murad Mohamed Hashim
Lin Chung Dien
Tsai Charng Yi
Cheng Sin Yeng
Folk Jee Yoong
Mohamed Hussein bin Nabi Bux

In accordance with Article 98 of the Company's Articles of Association, Y. Bhg. Tan Sri William H.J. Cheng and Encik Mohamed Hussein bin Nabi Bux retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim, Y. Bhg. Tan Sri Dato' Jaffar bin Abdul and Y. Bhg. Dato Murad Mohamed Hashim, each being over the age of 70 years, retire pursuant to Section 129(2) of the Companies Act, 1965 and seek re-appointment as Directors under the provisions of Section 129(6) of the said Act to hold office until the next Annual General Meeting.

DIRECTORS' BENEFITS

During and at the end of the financial year, no arrangements subsisted to which the Company is a party, being arrangements with the object or objects of enabling Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit (other than benefits disclosed as Directors' remuneration in Note 8 to the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in Note 31 to the financial statements.

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

According to the register of Directors' shareholdings, particulars of interests of Directors who held office at the end of the financial year in shares in the Company were as follows:

	Number of ordinary shares of RM1 each			
	At 1.7.2004	**Acquired**	**Disposed**	**At 30.6.2005**
Direct interest in shares				
Tan Sri William H.J. Cheng	10,000	-	-	10,000
Lin Chung Dien	1,506,437	-	-	1,506,437
Tan Sri Dato' Jaffar bin Abdul	350,000	-	-	350,000
Deemed interest in shares				
Tan Sri William H.J. Cheng	31,349,814	-	(624)	31,349,190

Deemed interests in shares in the related corporations held by a Director were as follows:

	Nominal value per ordinary share	Number of ordinary shares			
		At 1.7.2004	Acquired	Disposed	At 30.6.2005
Tan Sri William H.J. Cheng					
Bright Steel Service Centre Sdn Bhd	RM1.00	11,420,000	-	-	11,420,000
Bright Enterprise (Sdn) Berhad	RM1.00	816,000	-	-	816,000
B.A.P Industries Sdn Bhd	RM1.00	4,650,000	-	-	4,650,000

Other than as disclosed above, according to the register of Directors' shareholdings, the Directors in office at the end of the financial year did not hold any interest in shares in and debentures of the Company or its related corporations during the financial year.

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS

Before the income statements and balance sheets were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate allowance had been made for doubtful debts; and

(b) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their values as shown in the accounting records of the Group and Company had been written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Group and Company inadequate to any substantial extent; or

(b) which would render the values attributed to current assets in the financial statements of the Group and Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and Company misleading or inappropriate.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may affect the ability of the Group or Company to meet their obligations when they fall due.

At the date of this report, there does not exist:

(a) any charge on the assets of the Group or Company which has arisen since the end of the financial year which secures the liability of any other person; or

(b) any contingent liability of the Group or Company which has arisen since the end of the financial year.

At the date of this report, the Directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements misleading.

In the opinion of the Directors:

(a) the results of the Group's and Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Group or Company for the financial year in which this report is made.

Signed on behalf of the Board of Directors in accordance with their resolution dated 5 October 2005.

JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM
CHAIRMAN

TAN SRI WILLIAM H.J. CHENG
MANAGING DIRECTOR

Kuala Lumpur

INCOME STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	GROUP 2005 RM'000	GROUP 2004 RM'000	COMPANY 2005 RM'000	COMPANY 2004 RM'000
Revenue	6	**324,560**	262,272	**739**	691
Other operating income		**1,700**	462	**3,308**	2,961
Changes in inventories of finished goods and work-in-progress		**16,177**	8,082	**-**	-
Raw materials and consumables used		**(296,279)**	(231,542)	**-**	-
Staff costs	7	**(9,107)**	(8,617)	**(134)**	(132)
Depreciation and amortisation charges		**(4,392)**	(4,850)	**-**	-
Other operating expenses		**(14,486)**	(12,315)	**(440)**	(7,682)
Profit/(loss) from operations	8	**18,173**	13,492	**3,473**	(4,162)
Finance costs	9	**(11,162)**	(10,746)	**(5,349)**	(5,590)
Share of result of an associate		**16,900**	13,395	**-**	-
Profit/(loss) before taxation		**23,911**	16,141	**(1,876)**	(9,752)
Taxation:					
- Company and subsidiaries		**(2,993)**	(2,285)	**-**	12
- Associate		**(4,203)**	(5,088)	**-**	-
	10	**(7,196)**	(7,373)	**-**	12
Profit/(loss) after taxation		**16,715**	8,768	**(1,876)**	(9,740)
Minority interests		**(1,682)**	(729)	**-**	-
Net profit/(loss) for the financial year		**15,033**	8,039	**(1,876)**	(9,740)
Gross dividend per share (sen)	11	**0.1**	0.1	**0.1**	0.1
Basic earnings per share (sen)	12	**20.12**	10.76		

The notes on pages 75 to 105 form part of these financial statements.

BALANCE SHEETS
AS AT 30 JUNE 2005

	Note	GROUP 2005 RM'000	GROUP 2004 RM'000	COMPANY 2005 RM'000	COMPANY 2004 RM'000
NON-CURRENT ASSETS					
Property, plant and equipment	13	**37,482**	40,849	**-**	-
Subsidiaries	14	**-**	-	**38,686**	38,686
Associate	15	**119,665**	109,335	**-**	-
Other investments	16	**1,036**	595	**28**	31
Goodwill	17	**3**	3	**-**	-
Amounts due from subsidiaries	18	**-**	-	**95,774**	136,915
Deferred tax assets	26	**204**	190	**-**	-
		158,390	150,972	**134,488**	175,632
CURRENT ASSETS					
Inventories	19	**137,516**	83,398	**-**	-
Trade and other receivables	20	**65,899**	53,589	**22**	41
Tax recoverable		**598**	859	**398**	715
Cash and bank balances	21	**5,495**	1,759	**279**	109
		209,508	139,605	**699**	865
CURRENT LIABILITIES					
Trade and other payables	22	**135,729**	84,226	**252**	37,966
Amount due to a subsidiary	18	**-**	-	**40**	79
Post-employment benefit obligations	23	**107**	94	**-**	-
Borrowings (interest bearing)					
- bank overdrafts	24	**10,731**	7,573	**-**	-
- others	24	**105,973**	107,541	**32,410**	44,037
Tax liabilities		**887**	2,694	**-**	-
		253,427	202,128	**32,702**	82,082
NET CURRENT LIABILITIES		**(43,919)**	(62,523)	**(32,003)**	(81,217)
NON-CURRENT LIABILITIES					
Post-employment benefit obligations	23	**1,527**	1,212	**-**	-
Borrowings (interest bearing)	24	**10,000**	-	**10,000**	-
Hire purchase liabilities	25	**57**	83	**-**	-
Deferred tax liabilities	26	**359**	706	**-**	-
		11,943	2,001	**10,000**	-
		102,528	86,448	**92,485**	94,415

BALANCE SHEETS (continued)

AS AT 30 JUNE 2005

	Note	GROUP 2005 RM'000	GROUP 2004 RM'000	COMPANY 2005 RM'000	COMPANY 2004 RM'000
CAPITAL AND RESERVES					
Share capital	27	**74,711**	74,711	**74,711**	74,711
Share premium		**11,856**	11,856	**11,856**	11,856
Other reserves	28	**25,006**	23,393	**-**	-
(Accumulated losses)/ retained earnings	29	**(24,088)**	(37,059)	**5,918**	7,848
Shareholders' equity		**87,485**	72,901	**92,485**	94,415
Minority interests		**15,043**	13,547	**-**	-
		102,528	86,448	**92,485**	94,415
NET TANGIBLE ASSETS PER SHARE (RM)	30	**0.99**	0.79		

The notes on pages 75 to 105 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

		Issued and fully paid-up ordinary shares of RM1.00 each		Non-distributable		Accumulated losses	
	Note	Number of shares '000	Nominal value RM'000	Share premium RM'000	Other reserves RM'000	Accumulated losses RM'000	Total RM'000
At 1 July 2004		74,711	74,711	11,856	23,393	(37,059)	72,901
Net profit for the financial year		-	-	-	-	15,033	15,033
Dividend for the financial year ended 30 June 2004	11	-	-	-	-	(54)	(54)
Share of associate's transfer to capital reserves	28	-	-	-	2,008	(2,008)	-
Share of associate's currency translation differences	28	-	-	-	(2,067)	-	(2,067)
Currency translation differences	28	-	-	-	1,672	-	1,672
Net gain/(loss) not recognised in consolidated income statement		-	-	-	1,613	(2,008)	(395)
At 30 June 2005		74,711	74,711	11,856	25,006	(24,088)	87,485

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	Issued and fully paid-up ordinary shares of RM1.00 each		Non-distributable		Accumu-	
		Number of shares '000	Nominal value RM'000	Share premium RM'000	Other reserves RM'000	lated losses RM'000	Total RM'000
At 1 July 2003		74,711	74,711	11,856	22,249	(43,977)	64,839
Net profit for the financial year		-	-	-	-	8,039	8,039
Dividend for the financial year ended 30 June 2003	11	-	-	-	-	(54)	(54)
Share of associate's transfer to capital reserves	28	-	-	-	1,067	(1,067)	-
Share of associate's currency translation differences	28	-	-	-	(2,002)	-	(2,002)
Currency translation differences	28	-	-	-	2,079	-	2,079
Net gain/(loss) not recognised in consolidated income statement		-	-	-	1,144	(1,067)	77
At 30 June 2004		74,711	74,711	11,856	23,393	(37,059)	72,901

The notes on pages 75 to 105 form part of these financial statements.

COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

		Issued and fully paid-up ordinary shares of RM1.00 each		Non-distributable	Distributable	
	Note	Number of shares '000	Nominal value RM'000	Share premium RM'000	Retained earnings RM'000	Total RM'000
At 1 July 2004		**74,711**	**74,711**	**11,856**	**7,848**	**94,415**
Net loss for the financial year		**-**	**-**	**-**	**(1,876)**	**(1,876)**
Dividend for the financial year ended 30 June 2004	11	**-**	**-**	**-**	**(54)**	**(54)**
At 30 June 2005		**74,711**	**74,711**	**11,856**	**5,918**	**92,485**
At 1 July 2003		74,711	74,711	11,856	17,642	104,209
Net loss for the financial year		-	-	-	(9,740)	(9,740)
Dividend for the financial year ended 30 June 2003	11	-	-	-	(54)	(54)
At 30 June 2004		74,711	74,711	11,856	7,848	94,415

The notes on pages 75 to 105 form part of these financial statements.

CASH FLOW STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	GROUP		COMPANY	
		2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
OPERATING ACTIVITIES					
Profit/(loss) after taxation		**16,715**	8,768	**(1,876)**	(9,740)
Adjustments for:					
Interest expense		**11,162**	10,746	**5,349**	5,590
Taxation		**7,196**	7,373	**-**	(12)
Depreciation and amortisation charges		**4,392**	4,850	**-**	-
Bad debts:					
- written off		**3**	11	**-**	-
- recovered		**(295)**	-	**-**	-
Allowance for doubtful debts		**223**	229	**-**	7,251
Write back of allowance for doubtful debts		**(42)**	(213)	**-**	-
Allowance for diminution in value of investments		**13**	29	**3**	-
Write back of allowance for diminution in value of investments		**(448)**	-	**-**	-
Provision for defined benefit plan		**321**	301	**-**	-
Inventories:					
- written off		**-**	58	**-**	-
- allowance for slow moving		**2,450**	-	**-**	-
- reversal of allowance for obsolescence		**-**	(13)	**-**	-
Share of result of an associate		**(16,900)**	(13,395)	**-**	-
Unrealised gain on foreign exchange		**(8)**	(19)	**-**	-
Interest income		**(304)**	(15)	**(3,308)**	(2,961)
Gain on disposal of property, plant and equipment		**-**	(5)	**-**	-
Dividend income (gross)		**(9)**	(4)	**(739)**	(691)
		24,469	18,701	**(571)**	(563)
Changes in working capital:					
Increase in inventories		**(56,568)**	(14,401)	**-**	-
(Increase)/decrease in receivables		**(10,760)**	(4,045)	**44,674**	3,648
Increase/(decrease) in payables		**47,422**	15,993	**(39,752)**	21
Cash from operations		**4,563**	16,248	**4,351**	3,106
(Tax paid)/refund		**(4,900)**	(1,792)	**317**	-
Interest paid		**(7,062)**	(7,638)	**(3,349)**	(3,506)
Interest received		**2**	15	**-**	-
Retirement benefit paid		**(6)**	(18)	**-**	-
Net cash flow (used in)/from operating activities		**(7,403)**	6,815	**1,319**	(400)

CASH FLOW STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	GROUP 2005 RM'000	GROUP 2004 RM'000	COMPANY 2005 RM'000	COMPANY 2004 RM'000
INVESTING ACTIVITIES					
Purchase of property, plant and equipment		(184)	(303)	-	-
Purchase of investments		(6)	-	-	-
Proceeds from disposal of property, plant and equipment		-	5	-	-
Dividends received from:					
- subsidiary		-	-	532	497
- quoted investments		7	3	-	-
Net cash flow (used in)/from investing activities		(183)	(295)	532	497
FINANCING ACTIVITIES					
Dividends paid to:					
- shareholders of the Company		(54)	(54)	(54)	(54)
- minority shareholders		(186)	(267)	-	-
Drawdown of borrowings		143,323	147,394	-	-
Repayment of borrowings		(134,891)	(148,416)	(1,627)	-
Hire purchase principal payments		(28)	(47)	-	-
Net cash flow from/(used in) financing activities		8,164	(1,390)	(1,681)	(54)
NET INCREASE IN CASH AND CASH EQUIVALENTS		578	5,130	170	43
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE FINANCIAL YEAR		(5,814)	(10,944)	109	66
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL YEAR	21	(5,236)	(5,814)	279	109

The notes on pages 75 to 105 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2005

1 GENERAL INFORMATION

The principal activity of the Company is investment holding. The principal activities of the subsidiaries and associate consist of steel services, international trading and distribution of electronic components, manufacturing and distribution of automotives and components and investment holding.

The number of employees of the Group and of the Company at the end of the financial year were 257 and 1 (2004: 252 and 1) respectively.

The Company is a public limited liability company, incorporated and domiciled in Malaysia and listed on the Main Board of Bursa Malaysia Securities Berhad.

The address of the registered office and principal place of business of the Company is as follows:

Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur

2 GOING CONCERN

The Company incurred a loss after taxation of RM1.9 million during the financial year ended 30 June 2005. At that date, current liabilities of the Group and the Company exceeded current assets by RM43.9 million and RM32.0 million respectively. During the financial year, the Group and Company have managed to obtain their bankers' agreement to reschedule their term loans which were due for repayment on 16 April 2005. Arising from the rescheduling of the loan repayment dates, included in current liabilities are the Group's and the Company's term loans amounting to RM32.4 million which are due for repayment within the next 12 months from the balance sheet date. These conditions indicate that there may be an uncertainty over the Group's and the Company's ability to continue as a going concern and to realise their assets and discharge their liabilities in the normal course of business.

The Directors intend to repay the term loans via the proposed divestment of certain of the Group's landed assets and investments. The Directors are of the view that the proposed divestment of certain of the Group's landed assets and investments will be completed as planned. Should the proceeds from the above divestments be delayed, the Directors are of the opinion that the continuing financial support from the bankers will be forthcoming and therefore, have prepared the financial statements on a going concern basis.

Accordingly, the financial statements do not include any adjustments relating to the recoverability and reclassification of recorded asset amounts or to amounts and classification of liabilities that may be necessary if the Group and Company is unable to continue as a going concern.

3 BASIS OF PREPARATION

The financial statements of the Group and the Company, expressed in Ringgit Malaysia, have been prepared under the historical cost convention except as disclosed in the Significant Accounting Policies (Note 4). The financial statements comply with MASB approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

The preparation of financial statements in conformity with the provisions of the Companies Act, 1965 and MASB approved accounting standards in Malaysia requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported financial year. Although these estimates are based on the Directors' best knowledge of current events and actions, actual results could differ from those estimates.

4 SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements.

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to the end of the financial year. Subsidiaries are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. Subsidiaries are consolidated using the acquisition method of accounting.

Under the acquisition method of accounting, the results of subsidiaries acquired or disposed of are included from the date of acquisition up to the date of disposal. At the date of acquisition, the fair values of the subsidiaries' net assets are determined and these values are reflected in the consolidated financial statements. The excess of the cost of acquisition over the fair value of the Group's share of subsidiaries' identifiable net assets at the date of acquisition is reflected as goodwill on consolidation. See accounting policy Note 4(e) on goodwill.

Inter-company transactions, balances and unrealised gains on transactions are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure consistency of accounting policies adopted with those of the Group.

Minority interests are measured at the minorities' share of the post acquisition fair values of the identifiable assets and liabilities of the acquiree. Separate disclosure is made of minority interest.

(b) Associate

An associate is an enterprise in which the Group exercises significant influence, but which it does not control. Significant influence is the power to participate in the financial and operating policy decisions of the associate but not the power to exercise control over those policies. Investment in associate is accounted for in the consolidated financial statements by the equity method of accounting.

Equity accounting involves recognising the Group's share of the post acquisition results of associate for the period in the income statement and its share of post acquisition movements in reserves. The cumulative post acquisition movements in reserves are adjusted against the cost of the investment and include goodwill on acquisition (net of accumulated amortisation). The Group's investment in associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate. Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero, unless the Group has incurred obligations or made payments on behalf of the associate.

Unrealised gains and losses on transactions between the Group and its associate is eliminated to the extent of the Group's interest in the associate. Where necessary, in applying the equity method, adjustments are made to the financial statements of associate to ensure consistency of accounting policies with those of the Group.

The gain or loss on disposal of an associate is the difference between net disposal proceeds and the Group's share of its assets together with share of post acquisition results, which were previously recognised in the consolidated income statement.

4 SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Investments

Investments in subsidiaries and associate are shown at cost. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount.

Investment in other non-current investments are shown at cost and an allowance for diminution in value is made where, in the opinion of the Directors, there is a decline other than temporary in the value of such investments. Where there has been a decline other than temporary in the value of an investment, such a decline is recognised as an expense in the period in which the decline is identified.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

(d) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Leasehold land is amortised in equal instalments over the period of the respective leases that range from 60 to 100 years. Other property, plant and equipment are depreciated on a straight line basis to write off the cost of each asset over the term of its expected useful life. The principal annual rates used for this purpose are as follows:

Buildings	2%	-	7.32%
Plant and machinery			10%
Factory equipment			10%
Office equipment and vehicles	10%	-	20%
Furniture, fittings and other equipment	10%	-	20%

Gains and losses on disposals are determined by comparing net disposal proceeds with their carrying amounts and are included in profit/(loss) from operations.

Repairs and maintenance are charged to the income statement during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

(e) Goodwill

Goodwill represents the excess of cost of acquisition of subsidiaries and associate over the fair value of the Group's share of their identifiable net assets at the date of acquisition.

Capitalised goodwill is amortised using the straight line method over its estimated useful life of 25 years. Negative goodwill is presented in the balance sheet as reserve on consolidation and is not amortised.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity disposed of and such goodwill is charged to income statement.

(f) Impairment of assets

Property, plant and equipment and other non-current assets, including goodwill are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows. The impairment loss is charged to the income statement.

4 **SIGNIFICANT ACCOUNTING POLICIES** (continued)

(g) **Inventories**

Inventories comprising raw materials, work-in-progress, finished goods, stores and consumables are stated at the lower of cost and net realisable value. Cost is determined on a first-in, first-out method for trading steel and steel-related products and weighted average basis for other inventories. The cost of finished goods and work-in-progress comprises materials, direct labour and an appropriate proportion of production overheads.

Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

(h) **Receivables**

Receivables are carried at anticipated realisable value. Bad debts are written off in the period in which they are identified. An allowance is made for doubtful debts based on a review of all outstanding amounts at the financial year end.

(i) **Cash and cash equivalents**

Cash and cash equivalents comprise cash and bank balances, deposits held with licensed banks, net of bank overdrafts and short term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

(j) **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

(k) **Finance leases**

Leases of property, plant and equipment, including hire purchase agreements, where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases.

Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a periodic constant rate of interest on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance charge is charged to the income statement over the lease period.

Property, plant and equipment acquired under finance leases are depreciated over the estimated useful life of the asset in accordance with the accounting policy set out in Note 4(d). Where there is no reasonable certainty that the ownership will be transferred to the Group, the asset is depreciated over the shorter of the lease term and its useful life.

(l) **Taxation**

Current tax expense includes all taxes payable, based upon the taxable profits, by the Company, subsidiaries, associate and real property gains taxes payable upon disposal of properties.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences or unused tax losses can be utilised.

4 SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Taxation (continued)

Deferred tax is recognised on temporary differences arising on investments in subsidiaries and associate except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred tax.

(m) Dividends

Dividends on ordinary shares are recognised as liabilities when proposed or declared before the balance sheet date. A dividend proposed or declared after the balance sheet date, but before the financial statements are authorised for issue, is not recognised as a liability at the balance sheet date. When the dividend become payable upon the approval of members of the Company at the Annual General Meeting, it will be accounted for as a liability.

(n) Employee benefits

(i) Short term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as expenses in the financial year in which the associated services are rendered by employees of the Group. Short term accumulative compensated absences such as paid annual leave are recognised when services are rendered by employees that increases their entitlements to future compensated absences and short term non-accumulative compensated absences such as sick leave are recognised when such absences occur.

(ii) Defined contribution plans

The Group contributes to the Employees Provident Fund, the national defined contribution plan and certain subsidiaries of the Group contribute to the ACB Group Provident Fund, an approved defined contribution plan. Contributions made to these defined contribution plans are charged to the income statement in the year to which they relate. Once the contributions have been paid, the Group has no further payment obligations.

(iii) Defined benefit plan - unfunded

A subsidiary of the Group operates an unfunded retirement benefit scheme for all eligible employees. The eligible employees are stipulated in the Collective Agreement with its union employees. The provision for defined benefit plan as at balance sheet date represents contributions payable by the subsidiary to the fund.

The liability in respect of an unfunded defined benefit plan is the present value of the defined benefit obligation at balance sheet date, adjusted for any actuarial gains/losses and past service costs. The defined benefit obligation, calculated using the projected unit credit method, is determined by an independent qualified actuary, considering the estimated future cash outflows using market yields at balance sheet date of high quality corporate bonds.

Actuarial gains and losses arise from experience adjustments and changes in actuarial assumptions. The amount of net actuarial gains or losses recognised in the income statement is determined by the corridor method in accordance with FRS 119 and is charged or credited to income over the average remaining service lives of the related employees participating in the defined benefit plan.

4 SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) **Employees' benefits** (continued)

(iii) **Defined benefit plan - unfunded** (continued)

The cost of providing retirement benefit is charged to the income statement so as to spread the cost over the service lives of employees in accordance with the advice of an independent qualified actuary who carries out a full valuation of the plan every three years.

(o) **Revenue recognition**

Income from the sale of goods and services rendered is recognised upon delivery of goods and services, inspection and acceptance by customers' net of returns, discounts and allowances, after eliminating sales within the Group.

Interest income is recognised on an accrual basis, unless collectability is in doubt.

Dividend income is recognised when the Group's right to receive payment is established.

(p) **Foreign currency transactions and balances**

Foreign currencies transactions in Group companies are accounted for at exchange rates prevailing at the transaction dates, unless covered by forward foreign exchange contracts, in which case the rates specified in such forward contracts are used. Foreign currency monetary assets and liabilities are translated at exchange rates prevailing at the balance sheet date, unless covered by forward foreign exchange contracts, in which case the rates specified in such forward contracts are used. Exchange differences arising from the settlement of foreign currency transactions and from the translation of foreign currency monetary assets and liabilities are included in the income statement.

The principal closing rates used in translation of foreign currency amounts are as follows:

Foreign currency	2005 RM	2004 RM
1 US Dollar	3.79	3.80
1 Singapore Dollar	2.24	2.21

(q) **Financial instruments**

(i) **Description**

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

A financial asset is any asset that is cash, a contractual right to receive cash or another financial asset from another enterprise, a contractual right to exchange financial instruments with another enterprise under conditions that are potentially favourable or an equity instrument of another enterprise.

A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another enterprise, or to exchange financial instruments with another enterprise under conditions that are potentially unfavourable.

4 **SIGNIFICANT ACCOUNTING POLICIES** (continued)

(q) **Financial instruments** (continued)

(ii) **Financial instruments recognised on the balance sheet**

The particular recognition method adopted for financial instruments recognised on the balance sheet is disclosed in the individual policy statements associated with each item.

The financial assets and liabilities are denominated in Ringgit Malaysia unless otherwise indicated in the notes to the financial statements.

(iii) **Fair value estimation for disclosure purposes**

The fair value of publicly traded securities is based on quoted market prices at the balance sheet date. The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar instruments.

The carrying values of financial assets (less any estimated credit adjustments) and financial liabilities with a maturity period of less than one year are assumed to approximate their fair values.

(r) **Contingent liabilities**

The Group does not recognise contingent liability but disclose its existence in the financial statements. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in the extremely rare circumstance where there is a liability that cannot be recognised because it cannot be measured reliably.

(s) **Segment reporting**

Segment reporting is presented for enhanced assessment of the Group's risks and returns. Business segments provide products or services that are subject to risk and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those components operating in other economic environments.

Segment revenue, expense, assets and liabilities are those amounts resulting from the operating activities of a segment that are directly attributable to the segment and the relevant portion that can be allocated on a reasonable basis to the segment. Segment revenue, expense, assets and segment liabilities are determined before intragroup balances and intragroup transactions are eliminated as part of the consolidation process, except to the extent that such intragroup balances and transactions are between group enterprises within a single segment.

5 **FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES**

The Group's activities expose it to a variety of financial risks, including foreign currency exchange risk, interest rate risk, credit risk, market risk, liquidity and cash flow risk. Financial risk management is carried out through risk reviews, internal control systems and adherence to the Group's financial risk management policies.

(i) **Foreign currency exchange risk**

The Group's exposure to currency risks is very minimal since most of the foreign currency transactions are in US Dollar and are principally limited to trade receivables and payables which are short term in nature. Subsequent to the financial year end, the Ringgit Malaysia peg has been changed to a managed float and linked to a basket of foreign currencies. The exchange rate for US Dollar is not expected to deviate significantly from the previously pegged level in the short term. Exposures to other foreign currencies are monitored on an ongoing basis.

5 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(ii) **Interest rate risk**

The Group's income and operating cash flows are exposed to interest rate risk arising from the impact of interest rate charges on bank borrowings and overdrafts and these are closely monitored to ensure that the borrowings and overdrafts are maintained at favourable rates.

(iii) **Credit risk**

Credit risk arises when sales made are on deferred credit terms. The Group seeks to invest cash assets safely and profitably. It also seeks to control credit risk by setting counterparty limits and ensuring that sales of products and services are made to customers with an appropriate credit history. The Group considers the risk of material loss in the event of non-performance by a financial counterparty to be unlikely.

(iv) **Market risk**

The Group has in place policies to manage the Group's exposure to fluctuation in the prices of the key raw materials used in the operations.

(v) **Liquidity and cash flow risk**

The Group adopts a prudent liquidity risk management by maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group aims at maintaining flexibility in funding by keeping committed credit lines available.

6 REVENUE

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Sale of goods	**320,596**	259,030	**-**	-
Rendering of services	**3,964**	3,242	**-**	-
Dividend from a subsidiary	**-**	-	**739**	691
	324,560	262,272	**739**	691

7 STAFF COSTS

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Wages, salaries and bonuses	**7,580**	7,126	**120**	120
Defined contribution plans:				
- Employees Provident Fund	**772**	721	**14**	12
- ACB Group Provident Fund	**42**	44	**-**	-
Defined benefit plan (Note 23)	**321**	301	**-**	-
Other employee benefits	**392**	425	**-**	-
	9,107	8,617	**134**	132

Included in staff costs is the remuneration of an Executive Director of the Group and Company but excluding Director's fees as further disclosed in Note 8(b) to the financial statements.

8 PROFIT/(LOSS) FROM OPERATIONS

(a) The following items have been charged/(credited) in arriving at profit/(loss) from operations:

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Directors' remuneration:				
- fees	**168**	167	**168**	167
- salary	**120**	120	**120**	120
Auditors' remuneration:				
- current year	**90**	90	**20**	19
- (over)/under provision in prior year	**-**	(10)	**-**	3
Amortisation of goodwill	**841**	841	**-**	-
Property, plant and equipment:				
- depreciation charge	**3,551**	4,009	**-**	-
- gain on disposal	**-**	(5)	**-**	-
Bad debts:				
- written off	**3**	11	**-**	-
- recovered	**(295)**	-	**-**	-
Allowance for doubtful debts	**223**	229	**-**	7,251
Write back of allowance for doubtful debts	**(42)**	(213)	**-**	-
Rental expense	**981**	981	**-**	-
Allowance for diminution in value of investments	**13**	29	**3**	-
Write back of allowance for diminution in value of investments	**(448)**	-	**-**	-
Inventories:				
- written off	**-**	58	**-**	-
- allowance for slow moving	**2,450**	-	**-**	-
- reversal of allowance for obsolescence	**-**	(13)	**-**	-
Gain on foreign exchange:				
- unrealised	**(8)**	(19)	**-**	-
- realised	**(209)**	(37)	**-**	-
Dividend income (gross):				
- subsidiary	**-**	-	**(739)**	(691)
- quoted investments	**(9)**	(4)	**-**	-
Interest income from:				
- subsidiaries	**-**	-	**(3,308)**	(2,961)
- others	**(304)**	(15)	**-**	-

(b) The Directors' remuneration are categorised as follows:

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Executive Director:				
- fee	**10**	10	**10**	10
- salary	**120**	120	**120**	120
Non-Executive Directors:				
- fees	**158**	157	**158**	157
Total	**288**	287	**288**	287

8 PROFIT/(LOSS) FROM OPERATIONS (continued)

(b) The Directors' remuneration are categorised as follows (continued):

The number of Directors whose total remuneration fall into the respective bands are as follows:

	GROUP		COMPANY	
	2005	**2004**	**2005**	**2004**
Range of remuneration:				
Executive Director				
- RM100,000 to RM150,000	**1**	1	**1**	1
Non-Executive Directors				
- RM25,000 and below	**8**	8	**8**	8
- RM25,001 to RM50,000	**1**	1	**1**	1

9 FINANCE COSTS

	GROUP		COMPANY	
	2005 RM'000	**2004 RM'000**	**2005 RM'000**	**2004 RM'000**
Interest expense on:				
- amounts due to related parties	**4,100**	3,361	**2,000**	2,084
- term loans	**3,456**	3,695	**3,349**	3,506
- revolving credits, bankers' acceptances, trust receipts and letters of credit	**2,703**	2,658	**-**	-
- bank overdrafts	**899**	1,018	**-**	-
- hire purchase liabilities	**4**	6	**-**	-
- trade and other payables	**-**	8	**-**	-
	11,162	10,746	**5,349**	5,590

10 TAXATION

	GROUP		COMPANY	
	2005 RM'000	**2004 RM'000**	**2005 RM'000**	**2004 RM'000**
Malaysian tax				
Current taxation:				
- current year income tax	**3,785**	3,627	**-**	-
- over accrual in prior years	**(431)**	(706)	**-**	(12)
	3,354	2,921	**-**	(12)
Deferred taxation (Note 26):				
- Origination and reversal of temporary differences	**(361)**	(636)	**-**	-
Share of tax in an associate	**4,203**	5,088	**-**	-
Tax expense/(credit)	**7,196**	7,373	**-**	(12)

10 TAXATION (continued)

The explanation of the relationship between tax expense/(credit) and profit/(loss) before taxation is as follows:

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Profit/(loss) before taxation	**23,911**	16,141	**(1,876)**	(9,752)
Less: Share of result of an associate	**(16,900)**	(13,395)	**-**	-
Profit/(loss) from operations after charging finance costs	**7,011**	2,746	**(1,876)**	(9,752)
Tax calculated at the Malaysian tax rate of 28% (2004: 28%)	**1,964**	769	**(525)**	(2,731)
Tax effects of:				
- income not subject to tax	**(124)**	(207)	**-**	-
- expenses not deductible for tax purposes	**2,395**	2,493	**525**	2,731
- double deductions	**(23)**	(45)	**-**	-
- utilisation of previously unrecognised deductible temporary differences and tax losses (to reduce current tax)	**(788)**	(19)	**-**	-
Over accrual in prior years	**(431)**	(706)	**-**	(12)
	2,993	2,285	**-**	(12)
Share of tax of an associate	**4,203**	5,088	**-**	-
Tax expense/(credit)	**7,196**	7,373	**-**	(12)

11 DIVIDENDS

Dividends paid/proposed are as follows:

	Year ended 30 June 2005		Year ended 30 June 2004	
	Gross dividend per share Sen	Amount of dividend, net of tax RM'000	Gross dividend per share Sen	Amount of dividend, net of tax RM'000
First and final dividend paid in respect of :				
- Financial year ended 30 June 2003	**-**	**-**	0.1	54
- Financial year ended 30 June 2004	**0.1**	**54**	-	-
	0.1	**54**	0.1	54

Subject to the approval of members at the forthcoming Annual General Meeting of the Company, the Directors recommend the payment of a first and final dividend of 1.0 sen per ordinary share on 74,711,000 ordinary shares, less income tax at 28%, amounting to RM537,919 for the financial year ended 30 June 2005. The financial statements for the current financial year do not reflect this proposed dividend, which will be accounted for in the financial year ending 30 June 2006 when approved by shareholders.

12 BASIC EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the Group's net profit for the financial year by the weighted average number of ordinary shares in issue during the financial year.

		GROUP	
		2005	2004
Net profit for the financial year	(RM'000)	**15,033**	8,039
Weighted average number of ordinary shares in issue	('000)	**74,711**	74,711
Basic earnings per share	(sen)	**20.12**	10.76

13 PROPERTY, PLANT AND EQUIPMENT

GROUP	Long term leasehold lands RM'000	Buildings RM'000	Plant and machinery RM'000	Factory equipment RM'000	Office equipment and vehicles RM'000	Furniture, fittings and other equipment RM'000	Total RM'000
Net book value							
At 1 July 2004	**11,812**	**22,619**	**4,413**	**1,165**	**815**	**25**	**40,849**
Additions	**-**	**-**	**120**	**22**	**42**	**-**	**184**
Depreciation charge	**(160)**	**(1,298)**	**(1,458)**	**(396)**	**(231)**	**(8)**	**(3,551)**
At 30 June 2005	**11,652**	**21,321**	**3,075**	**791**	**626**	**17**	**37,482**
At 30 June 2005							
Cost	**13,601**	**38,478**	**27,465**	**5,867**	**3,770**	**359**	**89,540**
Accumulated depreciation	**(1,829)**	**(17,157)**	**(24,390)**	**(5,076)**	**(3,144)**	**(342)**	**(51,938)**
Accumulated impairment loss	**(120)**	**-**	**-**	**-**	**-**	**-**	**(120)**
Net book value	**11,652**	**21,321**	**3,075**	**791**	**626**	**17**	**37,482**
At 30 June 2004							
Cost	13,601	38,478	27,345	5,845	3,728	359	89,356
Accumulated depreciation	(1,669)	(15,859)	(22,932)	(4,680)	(2,913)	(334)	(48,387)
Accumulated impairment loss	(120)	-	-	-	-	-	(120)
Net book value	11,812	22,619	4,413	1,165	815	25	40,849

	GROUP	
	2005 RM'000	2004 RM'000
Assets held under hire purchase agreements:		
Motor vehicles		
- net book value at 30 June	**119**	159

The title deed in respect of a long term leasehold land of a subsidiary with a net book value of RM3.8 million (2004: RM3.9 million) is in the process of being issued by the authorities. This long term leasehold land has been charged to financial institutions for term loans granted to the Group (Note 24).

14 SUBSIDIARIES

	COMPANY	
	2005 RM'000	2004 RM'000
Unquoted shares, at cost	**38,686**	38,686

The shares in subsidiaries are held directly by the Company. Details of the subsidiaries are as follows:

Name	Principal activities	Country of incorporation	Group's effective equity interest 2005 %	2004 %
Bright Steel Sdn Bhd	Manufacturing, sale and distribution of steel and iron products	Malaysia	**100.0**	100.0
Subsidiaries of Bright Steel Sdn Bhd				
Bright Steel Service Centre Sdn Bhd	Processing and selling of steel coils and sheets	Malaysia	**57.1**	57.1
Bright Enterprise (Sdn) Berhad *	Trading in steel and iron products	Malaysia	**51.0**	51.0
B.A.P Industries Sdn Bhd	Manufacturing, marketing and distribution of pre-painted steel sheets and related products	Malaysia	**77.5**	77.5
Omali Corporation Sdn Bhd	Investment holding	Malaysia	**100.0**	100.0
Century Container Industries Sdn Bhd	Property investment, letting of building space and plant and machinery facilities	Malaysia	**100.0**	100.0

* Not audited by PricewaterhouseCoopers, Malaysia.

The financial year end of the subsidiaries falls on 30 June.

The entire issued and paid-up share capital in a subsidiary, Bright Steel Sdn Bhd amounting to RM32.1 million is pledged as security for the Group's and the Company's term loans as disclosed in Note 24 to the financial statements.

15 ASSOCIATE

	GROUP	
	2005 RM'000	2004 RM'000
Quoted shares outside Malaysia, at cost	**114,103**	114,103
Share of post-acquisition reserves and profit (less losses)	**5,562**	(4,768)
	119,665	109,335
Represented by:		
Group's share of net assets	**106,484**	95,313
Goodwill	**15,207**	15,207
Less: Accumulated amortisation	**(2,026)**	(1,185)
	13,181	14,022
	119,665	109,335
Market value of shares quoted outside Malaysia	**43,211**	32,883

The details of the associate are as follows:

Name	Principal activity	Country of incorporation	Group's effective equity interest 2005 %	2004 %
Associate of Omali Corporation Sdn Bhd				
Lion Asiapac Limited #	Investment holding	Republic of Singapore	**30.65**	30.65

Audited by a member firm of PricewaterhouseCoopers International Limited which is a separate and independent legal entity from PricewaterhouseCoopers, Malaysia.

The financial year end of Lion Asiapac Limited falls on 30 June.

A subsidiary's entire stake in the associate is pledged as security for the Group's and the Company's term loans as disclosed in Note 24 to the financial statements.

16 OTHER INVESTMENTS

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Quoted shares, at cost	906	906	-	-
Less: Allowance for diminution in value	(8)	(453)	-	-
	898	453	-	-
Unquoted shares, at cost	430	424	135	135
Less: Allowance for diminution in value	(292)	(282)	(107)	(104)
	138	142	28	31
Total	1,036	595	28	31
Market value of shares quoted in Malaysia	1,104	809	-	-

17 GOODWILL

	GROUP	
	2005 RM'000	2004 RM'000
Goodwill	4	4
Less: Accumulated amortisation	(1)	(1)
	3	3

The movement of goodwill is as follows:

	2005 RM'000	2004 RM'000
At 1 July	3	3
Amortisation charge*	-	-
At 30 June	3	3

* Amortisation charge is less than RM1,000.

18 AMOUNTS DUE FROM/(TO) SUBSIDIARIES

	COMPANY	
	2005 RM'000	2004 RM'000
Amounts due from subsidiaries	**113,900**	155,041
Less: Allowance for doubtful debts	**(18,126)**	(18,126)
	95,774	136,915
Amount due to a subsidiary	**(40)**	(79)
Total	**95,734**	136,836
Non-current	**95,774**	136,915
Current	**(40)**	(79)
Total	**95,734**	136,836

The amounts due from subsidiaries are unsecured, not repayable within twelve months from the balance sheet date and bear interest at rates ranging from 1% to 8% (2004: 1% to 8%) per annum. Included in this amount is RM76.6 million (2004: Nil) pledged as security for the Company's term loan as disclosed in Note 24 to the financial statements.

The amount due to a subsidiary is unsecured, interest free and has no fixed terms of repayment.

It is impractical to determine the fair values of the non-current amounts due from subsidiaries in view of the uncertainty as to the timing of future cash flows.

19 INVENTORIES

	GROUP	
	2005 RM'000	2004 RM'000
At cost:		
Raw materials	**82,121**	46,624
Finished goods	**47,906**	33,257
Stores and consumables	**615**	1,149
Goods-in-transit	**5,691**	808
	136,333	81,838
At net realisable value:		
Raw material	**-**	468
Finished goods	**1,183**	1,092
	1,183	1,560
Total	**137,516**	83,398

20 TRADE AND OTHER RECEIVABLES

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Trade receivables	**60,437**	47,668	**-**	-
Less: Allowance for doubtful debts	**(2,676)**	(3,136)	**-**	-
	57,761	44,532	**-**	-
Amounts due from related parties	**11,652**	12,480	**-**	-
Less: Allowance for doubtful debts	**(4,509)**	(4,211)	**-**	-
	7,143	8,269	**-**	-
Deposits	**173**	193	**3**	32
Prepayments	**642**	507	**-**	-
Other receivables	**180**	88	**19**	9
Total	**65,899**	53,589	**22**	41
The currency exposure profile of trade and other receivables is as follows:				
- Ringgit Malaysia	**53,711**	53,042	**22**	41
- US Dollar	**11,329**	411	**-**	-
- Singapore Dollar	**859**	136	**-**	-
	65,899	53,589	**22**	41

The Group has no concentration of credit risk that may arise from exposure to a single debtor or to groups of debtors. The Group's historical experience in collection of accounts receivables falls within the recorded allowances, and thus no additional credit risk exists beyond amounts provided for collection losses are inherent in the Group's trade receivables.

Credit terms of trade receivables range from payment in advance to 90 days (2004: payment in advance to 90 days).

The amounts due from related parties are unsecured, interest free and have no fixed terms of repayment.

21 CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise the following:

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Cash and bank balances	**5,495**	1,759	**279**	109
Bank overdrafts (Note 24)	**(10,731)**	(7,573)	**-**	-
	(5,236)	(5,814)	**279**	109

Bank balances are deposits held at call with licensed banks, which are non-interest bearing. The cash and bank balances are denominated in Ringgit Malaysia.

22 TRADE AND OTHER PAYABLES

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Trade payables	**338**	1,522	**50**	50
Amounts due to related parties	**127,246**	79,708	**-**	37,697
Accruals	**5,092**	1,409	**191**	208
Other payables	**2,717**	1,157	**11**	11
Hire purchase liabilities (Note 25)	**27**	27	**-**	-
Deferred payables	**309**	403	**-**	-
	135,729	84,226	**252**	37,966

The currency exposure profile of trade and other payables is as follows:

- Ringgit Malaysia	**134,698**	81,921	**252**	37,966
- US Dollar	**1,031**	2,305	**-**	-
	135,729	84,226	**252**	37,966

Credit terms of trade payables granted to the Group vary from cash terms to 90 days (2004: cash terms to 90 days).

Included in the amounts due to related parties of the Group is a balance owing to a substantial shareholder amounting to RM19.3 million (2004: RM19.3 million). Amount due to related parties mainly arose from trade purchases made from related parties. These related trade payables are unsecured, have no fixed terms of repayment and certain balances bear interest chargeable at the rate of 15.6% (2004: 15.6%) per annum.

Included in deferred payables is an amount due to a creditor which is trade in nature, secured and bears effective interest rate at 6.8% (2004: 6.8%) per annum. The amount is repayable over a period of eight years pursuant to an agreement dated 24 March 1994. On 15 February 2005 and 11 July 2005, the trade creditor has extended the repayment date to 28 February 2006.

23 POST-EMPLOYMENT BENEFIT OBLIGATIONS

	Defined benefit plan	Defined contribution plans		Total
		EPF	ACBGPF	
	RM'000	RM'000	RM'000	RM'000
GROUP				
At 30 June 2005				
Current	**-**	**102**	**5**	**107**
Non-current	**1,527**	**-**	**-**	**1,527**
	1,527	**102**	**5**	**1,634**

23 POST-EMPLOYMENT BENEFIT OBLIGATIONS (continued)

	Defined benefit plan	Defined contribution plans		Total
		EPF	ACBGPF	
	RM'000	RM'000	RM'000	RM'000
GROUP				
At 30 June 2004				
Current	–	90	4	94
Non-current	1,212	–	–	1,212
	1,212	90	4	1,306

Defined contribution plans

The Group contributes to the Employees Provident Fund ('EPF'), the national defined contribution plan, and certain subsidiaries of the Group contribute to the ACB Group Provident Fund ('ACBGPF'), an approved defined contribution plan. Contributions made to these defined contribution plans are charged to the income statement in the year to which they relate. Once the contributions have been paid, the Group has no further payment obligations.

Defined benefit plan - unfunded

A subsidiary of the Group operates an unfunded defined benefit plan for all eligible employees. The latest actuarial valuation of the plan was carried out on 1st October 2002 by an independent qualified actuary.

The movements during the financial year in the amounts recognised in the Group's balance sheet are as follows:

	GROUP RM'000
At 1 July 2003	929
Charged to income statement	301
Benefits paid	(18)
At 30 June 2004	**1,212**
Charged to income statement	**321**
Benefits paid	**(6)**
At 30 June 2005	**1,527**

The amount recognised in the Group's balance sheet is analysed as follows:

	GROUP	
	2005 RM'000	2004 RM'000
Present value of unfunded defined benefit obligations	**1,527**	1,212

23 POST-EMPLOYMENT BENEFIT OBLIGATIONS (continued)

Defined benefit plan - unfunded (continued)

The expenses recognised in the consolidated income statement are analysed as follows:

	GROUP	
	2005 RM'000	2004 RM'000
Current service cost	**169**	161
Interest cost	**152**	140
Total included in staff costs (Note 7)	**321**	301

The principal actuarial assumptions used in respect of the Group's unfunded defined benefit plan are as follows:

	GROUP	
	2005 %	2004 %
Discount rate	**7**	7
Expected rate of salary increases	**8**	8

24 BORROWINGS (INTEREST BEARING)

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Current				
Unsecured:				
Bank overdrafts	**10,731**	7,573	**-**	-
Letters of credit	**5,390**	228	**-**	-
Bankers' acceptances	**48,819**	45,559	**-**	-
Revolving credits	**11,100**	11,300	**-**	-
Trust receipts	**7,526**	4,930	**-**	-
	83,566	69,590	**-**	-
Secured:				
Term loans	**33,138**	45,524	**32,410**	44,037
Total current borrowings	**116,704**	115,114	**32,410**	44,037
Non-current				
Secured:				
Term loan	**10,000**	-	**10,000**	-
Total non-current borrowing	**10,000**	-	**10,000**	-

24 BORROWINGS (INTEREST BEARING) (continued)

	GROUP		COMPANY	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Total				
Bank overdrafts (Note 21)	**10,731**	7,573	**-**	-
Letters of credit	**5,390**	228	**-**	-
Bankers' acceptances	**48,819**	45,559	**-**	-
Revolving credits	**11,100**	11,300	**-**	-
Trust receipts	**7,526**	4,930	**-**	-
Term loans	**43,138**	45,524	**42,410**	44,037
	126,704	115,114	**42,410**	44,037

(a) Contractual terms of borrowings are as follows:

	GROUP		COMPANY	
	2005	2004	2005	2004
	%	%	%	%
Unsecured				
Bank overdrafts	**6.8 - 7.8**	6.8 - 7.8	**-**	-
Letters of credit	**1.2**	1.2	**-**	-
Bankers' acceptances	**4.0 - 4.1**	4.0 - 4.1	**-**	-
Revolving credits	**5.5 - 6.8**	5.5 - 6.8	**-**	-
Trust receipts	**6.5 - 7.8**	6.5 - 7.8	**-**	-
Secured				
Term loans	**7.0 - 8.3**	6.0 - 7.9	**7.0 - 8.3**	7.9

The maturity profile of borrowings is as follows:

	GROUP		COMPANY	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Not later than 1 year				
Bank overdrafts	**10,731**	7,573	**-**	-
Letters of credit	**5,390**	228	**-**	-
Bankers' acceptances	**48,819**	45,559	**-**	-
Revolving credits	**11,100**	11,300	**-**	-
Trust receipts	**7,526**	4,930	**-**	-
Term loans	**33,138**	45,524	**32,410**	44,037
	116,704	115,114	**32,410**	44,037

24 BORROWINGS (INTEREST BEARING) (continued)

(a) Contractual terms of borrowings are as follows (continued):

The maturity profile of borrowings is as follows (continued):

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Later than 1 year but not later than 2 years				
Term loan	**10,000**	-	**10,000**	-
Total	**126,704**	115,114	**42,410**	44,037

The Group's and Company's borrowings are denominated in Ringgit Malaysia.

The term loan of the Company is secured by way of pledge of the entire issued and paid-up share capital in a subsidiary, a third party charge created on the Group's entire stake in a public listed associate, a charge on the long term leasehold land of a subsidiary and a charge over amounts due from subsidiaries. The term loan of a subsidiary is secured by way of a second charge on the long term leasehold land of the subsidiary.

(b) Exposure to interest rate risk

The net exposure of borrowings of the Group and Company to interest rate charges are as follows:

The weighted average effective interest rates as at 30 June are as follows:

	GROUP		COMPANY	
	2005 %	2004 %	2005 %	2004 %
Bank overdrafts	**6.9**	7.0	-	-
Letters of credit	**1.2**	1.2	-	-
Bankers acceptances	**3.9**	4.0	-	-
Revolving credits	**6.4**	6.7	-	-
Trust receipts	**6.7**	6.7	-	-
Term loans	**8.0**	7.8	**8.0**	7.8

Fair values

Fair values of borrowings approximate its carrying values at balance sheet date.

25 HIRE PURCHASE LIABILITIES

	GROUP	
	2005	**2004**
	RM'000	**RM'000**
Minimum lease payments:		
- not later than 1 year	**31**	32
- later than 1 year and not later than 5 years	**67**	98
	98	130
Less: Future finance charges	**(14)**	(20)
Present value of hire purchase liabilities	**84**	110
Representing:		
- current (Note 22)	**27**	27
- non-current	**57**	83
	84	110
Present value of hire purchase liabilities:		
- not later than 1 year	**27**	27
- later than 1 year and not later than 2 years	**24**	27
- later than 2 year and not later than 5 years	**33**	56
	84	110

Hire purchase liabilities are effectively secured as the rights to the hired assets revert to the hirers in the event of default.

The contractual interest rates and weighted average effective interest rate as at 30 June of the Group are as follows:

	GROUP	
	2005	**2004**
	%	**%**
Contractual interest rates	**6.2 – 9.1**	6.2 - 9.1
Weighted average effective interest rate	**6.5**	7.3

Fair value of the Group's hire purchase liabilities' non-current portion is estimated at RM0.1 million (2004: RM0.1 million) which is determined by discounting future contracted cash flows at current market interest rates available for similar financial instruments.

26 DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when deferred taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	GROUP	
	2005 RM'000	2004 RM'000
Subject to income tax		
Deferred tax assets	**204**	190
Deferred tax liabilities	**(359)**	(706)
	(155)	(516)
At 1 July	**(516)**	(1,152)
Credited to income statement (Note 10):		
- property, plant and equipment	**333**	358
- allowance for doubtful debts	**14**	190
- provisions	**14**	88
	361	636
At 30 June	**(155)**	(516)
Deferred tax assets (before offsetting):		
- allowance for doubtful debts	**204**	190
- provisions	**371**	357
	575	547
Offsetting	**(371)**	(357)
Deferred tax assets (after offsetting)	**204**	190
Deferred tax liabilities (before offsetting):		
- property, plant and equipment	**(730)**	(1,063)
Offsetting	**371**	357
Deferred tax liabilities (after offsetting)	**(359)**	(706)

The amount of deductible temporary differences and unused tax losses (both of which have no expiry date) for which no deferred tax assets are recognised in the balance sheet are as follow:

	GROUP	
	2005 RM'000	2004 RM'000
Deductible temporary differences	**38,349**	39,040
Tax losses	**37,001**	39,125

27 SHARE CAPITAL

	GROUP/COMPANY	
	2005 RM'000	2004 RM'000
Ordinary shares of RM1 each		
Authorised	**100,000**	100,000
Issued and fully paid-up	**74,711**	74,711

28 OTHER RESERVES

	GROUP	
	2005 RM'000	2004 RM'000
Reserve on consolidation		
At 1 July	**3,116**	4,640
Transferred to capital reserves	**-**	(1,524)
At 30 June	**3,116**	3,116
Exchange fluctuation reserve		
At 1 July	**3,743**	1,664
Currency translation differences	**1,672**	2,079
At 30 June	**5,415**	3,743
Capital reserves		
Capital redemption reserve	**46**	46
Enterprise development and general reserves	**6,646**	6,057
Gain on restructuring of motorcycle business	**9,263**	9,263
Accretion arising from additional shares issued to minority interests	**579**	579
	16,534	15,945
Transfer from reserve on consolidation	**-**	1,524
Share of associate's transfer from income statement	**2,008**	1,067
Share of associate's currency translation differences	**(2,067)**	(2,002)
At 30 June	**16,475**	16,534
Total	**25,006**	23,393

Capital reserves pertain to the Group's share of the associate's reserves.

The capital redemption reserve pertains to redemption of redeemable preference shares by the associate and is not available for the payment of cash dividends.

The transfer from income statement to capital reserves are maintained by the Group's associate in accordance with the accounting regulations in the People's Republic of China and are not available for the payment of cash dividends.

29 RETAINED EARNINGS

Subject to the agreement by the Inland Revenue Board, the Company has sufficient tax credits under Section 108(6) of the Income Tax Act 1967 to frank approximately RM4.5 million (2004: RM4.5 million) of its retained earnings as at 30 June 2005 if paid out as dividends without incurring any further tax liability. The Company has tax exempt account available to frank tax exempt dividends amounting to approximately RM41.6 million (2004: RM41.6 million).

30 NET TANGIBLE ASSETS PER SHARE

The net tangible assets per share is calculated by dividing the Group's shareholders' equity less intangible assets of the Group by the number of ordinary shares in issue as at balance sheet date.

31 SIGNIFICANT RELATED PARTY DISCLOSURES

In addition to related party disclosures mentioned in the financial statements, set out below are other significant related party transactions and relationships. The related party transactions described below were carried out on terms and conditions obtainable in transactions with unrelated parties.

The related party relationships are as follows:

Related party	Relationship
Amsteel Corporation Berhad ('Amsteel')	A substantial shareholder of the Company
Lion Corporation Berhad ('LCB')	A substantial shareholder of the Company
Silverstone Corporation Berhad	An associate of Amsteel
Lion Metal Industries Sdn Bhd	A subsidiary of Amsteel
Lion Tooling Sdn Bhd	A subsidiary of Amsteel
Lion Steelworks Sdn Bhd	A subsidiary of LCB
Megasteel Sdn Bhd	A subsidiary of LCB
Amsteel Mills Sdn Bhd ('AMSB')	A substantial shareholder of the Company
Amsteel Mills Marketing Sdn Bhd	A subsidiary of AMSB
Posim Petroleum Marketing Sdn Bhd	A subsidiary of an associate of LCB
Mitsui & Co., Ltd	A substantial shareholder of a subsidiary
ISO Metal Industrial Sdn Bhd (formerly known as Kian Seng Lee Kee Steel Sdn Bhd)	A substantial shareholder of a subsidiary
Oriental Steel Industries Sdn Bhd	A substantial shareholder of a subsidiary
Jaks Steel Industries Sdn Bhd	A substantial shareholder of a subsidiary
New Material (Malaysia) Sdn Bhd	A substantial shareholder of a subsidiary
Otomotif Malaysia Sendirian Berhad	A company in which a Director and certain substantial shareholders of the Company have interests
Solid Hope Sdn Bhd	A company in which a Director and certain substantial shareholders of the Company have interests
Likom Caseworks Sdn Bhd ('LCSB')	A subsidiary of Lion Diversified Holdings Berhad, a substantial shareholder of the Company.

31 SIGNIFICANT RELATED PARTY DISCLOSURES (continued)

The significant related party transactions are as follows:

	GROUP	
	2005 RM'000	2004 RM'000
(a) Sales of goods and services to:		
- Megasteel Sdn Bhd	**43,116**	66,422
- New Material (Malaysia) Sdn Bhd	**19,974**	16,068
- Amsteel Mills Sdn Bhd	**1,434**	1,194
- Otomotif Malaysia Sendirian Berhad	**606**	-
- Lion Steelworks Sdn Bhd	**410**	291
- Lion Tooling Sdn Bhd	**207**	168
- Likom Caseworks Sdn Bhd	**197**	288
- Mitsui & Co., Ltd	**23**	118
(b) Purchases of goods and services from:		
- Megasteel Sdn Bhd	**267,826**	158,627
- Mitsui & Co., Ltd	**42,973**	45,573
- Amsteel Mills Marketing Sdn Bhd	**15,252**	14,085
- Posim Petroleum Marketing Sdn Bhd	**388**	245
- Oriental Steel Industries Sdn Bhd	**275**	2,508
- Lion Tooling Sdn Bhd	**180**	233
- Jaks Steel Industries Sdn Bhd	**20**	986
- ISO Metal Industrial Sdn Bhd	**136**	890
- Solid Hope Sdn Bhd	**-**	2,990
(c) Rental and utilities payable to:		
- Lion Metal Industries Sdn Bhd	**641**	696
- Amsteel Mills Sdn Bhd	**497**	476
(d) Interest charged by:		
- Megasteel Sdn Bhd	**2,100**	1,161
- Amsteel Corporation Berhad	**1,580**	1,595
- Silverstone Corporation Berhad	**420**	489
- Mitsui & Co., Ltd	**-**	116

There were no transactions carried out between related parties and the Company during the financial year.

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable to the related parties than those arranged with independent third parties.

32 SEGMENTAL INFORMATION

The Group is organised into five main business segments as follows, of which the dry cargo container business has been discontinued:

Continuing operations:

- Steel services - manufacturing, sales and distribution of steel and iron products.
- International trading and distribution (electronic components) - design and distribution of semiconductors and related components.
- Automotive - manufacture of motorcycle components, assembly and sale of motorcycles, and the manufacture and sale of automotive chassis, gearbox components and motor vehicles.
- Investment holding.

Discontinued operation:

- Dry cargo container - ceased operation during the financial year ended 30 June 2000.

Secondary reporting format - geographical segments

The Group operates in 3 main geographical areas:

Malaysia	-	the main activities are steel services and dry cargo business. The dry cargo business has ceased operation.
People's Republic of China	-	the main activities are the manufacture and sale of motorcycles, motor vehicles, motorcycle components, automotive chassis and gearbox components.
Republic of Singapore	-	the main activity is electronic component distribution.

32 SEGMENTAL INFORMATION (continued)

(a) Primary reporting - business segments

	Continuing operations				Discontinued operation	
	Steel services RM'000	International trading and distribution (electronic components) RM'000	Investment holding RM'000	Automotive RM'000	Dry cargo containers RM'000	Total RM'000
2005						
Revenue						
External revenue	324,560	-	-	-	-	324,560
Results						
Segment results	19,593	-	(1,420)	-	-	18,173
Finance costs						(11,162)
Share of result of an associate	-	748	(1,476)	17,628	-	16,900
Profit before taxation						23,911
Taxation						(7,196)
Profit after taxation						16,715
Minority interests						(1,682)
Net profit for the financial year						15,033
Net assets						
Segment assets	247,483	-	750	-	-	248,233
Associate	-	6,538	18,822	93,120	1,185	119,665
Consolidated total assets						367,898
Segment liabilities	137,163	-	257	-	-	137,420
Unallocated corporate liabilities						127,950
Consolidated total liabilities						265,370
Other information						
Capital expenditure	184	-	-	-	-	184
Depreciation and amortisation charges	3,551	-	841	-	-	4,392
Allowance for doubtful debts	223	-	-	-	-	223
Other non-cash items	2,789	-	3	-	-	2,792

32 SEGMENTAL INFORMATION (continued)

(a) Primary reporting - business segments (continued)

	Continuing operations				Discontinued operation	
	Steel services RM'000	International trading and distribution (electronic components) RM'000	Investment holding RM'000	Automotive RM'000	Dry cargo containers RM'000	Total RM'000
2004						
Revenue						
External revenue	262,272	-	-	-	-	262,272
Results						
Segment results	14,901	-	(1,409)	-	-	13,492
Finance costs						(10,746)
Share of result of an associate	-	1,248	(1,130)	13,277	-	13,395
Profit before taxation						16,141
Taxation						(7,373)
Profit after taxation						8,768
Minority interests						(729)
Net profit for the financial year						8,039
Net assets						
Segment assets	180,324	-	918	-	-	181,242
Associate	-	6,643	11,681	89,802	1,209	109,335
Consolidated total assets						290,577
Segment liabilities	47,646	-	37,969	-	-	85,615
Unallocated corporate liabilities						118,514
Consolidated total liabilities						204,129
Other information						
Capital expenditure	407	-	-	-	-	407
Depreciation and amortisation charges	4,009	-	841	-	-	4,850
Allowance for doubtful debts	229	-	-	-	-	229
Other non-cash items	173	-	-	-	-	173

32 SEGMENTAL INFORMATION (continued)

(b) Secondary reporting - geographical segments

	Continuing operations			Discontinued operation	
	Malaysia RM'000	People's Republic of China RM'000	Republic of Singapore RM'000	Malaysia RM'000	Total RM'000
2005					
Segment revenue	**324,560**	**-**	**-**	**-**	**324,560**
Total assets	**248,233**	**93,120**	**25,360**	**1,185**	**367,898**
Capital expenditure	**184**	**-**	**-**	**-**	**184**
2004					
Segment revenue	262,272	-	-	-	262,272
Total assets	181,242	89,802	18,324	1,209	290,577
Capital expenditure	407	-	-	-	407

33 CONTINGENT LIABILITIES (UNSECURED)

Contingent liabilities of the Company are in respect of guarantees given to financial institutions for credit facilities granted to subsidiaries amounting to RM9.3 million (2004: RM9.3 million).

34 SIGNIFICANT EVENT

On 25 November 2004, the Company received a Notice of Conditional Voluntary Offer from K & N Kenanga Bhd on behalf of Lion Corporation Berhad ("LCB") to acquire the remaining 71,522,971 ordinary shares of RM1.00 each in the Company ("Offer Shares"), representing 95.73% of the issued and paid-up share capital in the Company not already owned by LCB and its wholly-owned subsidiary, Limpahjaya Sdn Bhd, on the basis of LCB issuing two new ordinary shares of RM1.00 each in LCB at an issue price of RM1.31 each for every three existing Offer Shares held.

On 23 December 2004, the Company received a letter from LCB stating that the Securities Commission had approved LCB's application for an extension of time to despatch the Offer Document seven days from the date of approval of the relevant regulatory authorities, whichever is the later.

35 APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved for issue in accordance with a resolution of the Board of Directors on 5 October 2005.

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

We, **JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM** and **TAN SRI WILLIAM H.J. CHENG**, being two of the Directors of Amalgamated Containers Berhad, state that, in the opinion of the Directors, the financial statements set out on pages 67 to 105 are drawn up so as to give a true and fair view of the state of affairs of the Group and the Company as at 30 June 2005 and of the results and the cash flows of the Group and Company for the financial year ended on that date in accordance with the MASB approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

Signed on behalf of the Board of Directors in accordance with their resolution dated 5 October 2005.

JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM
CHAIRMAN

TAN SRI WILLIAM H.J. CHENG
MANAGING DIRECTOR

Kuala Lumpur

STATUTORY DECLARATION PURSUANT TO SECTION 169(16) OF THE COMPANIES ACT, 1965

I, **TAN SRI WILLIAM H.J. CHENG**, the Director primarily responsible for the financial management of Amalgamated Containers Berhad, do solemnly and sincerely declare that the financial statements set out on pages 67 to 105 are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

TAN SRI WILLIAM H.J. CHENG

Subscribed and solemnly declared by the abovenamed **TAN SRI WILLIAM H.J. CHENG** at Kuala Lumpur on 5 October 2005, before me.

W-217
P. SETHURAMAN
COMMISSIONER FOR OATHS
Kuala Lumpur

REPORT OF THE AUDITORS TO THE MEMBERS OF AMALGAMATED CONTAINERS BERHAD (Company No. 89194 P)

We have audited the financial statements set out on pages 67 to 105. These financial statements are the responsibility of the Company's Directors. It is our responsibility to form an independent opinion, based on our audit, on these financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and MASB approved accounting standards in Malaysia so as to give a true and fair view of:

  (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

  (ii) the state of affairs of the Group and Company as at 30 June 2005 and of the results and cash flows of the Group and Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

Without qualifying our opinion, we draw attention to Note 2 to the financial statements which explain the financial position of the Group and the Company. The validity of preparing the financial statements on the going concern basis depends on the successful divestment of certain of the Group's landed assets and investments and the continuing financial support from the Company's bankers.

The name of the subsidiary of which we have not acted as auditors is indicated in Note 14 to the financial statements. We have considered the financial statements of this subsidiary and the auditors' report thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under subsection 3 of Section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

LEE TUCK HENG
(No. 2092/09/06 (J))
Partner of the firm

Kuala Lumpur
5 October 2005


LION CORPORATION BERHAD
(Incorporated in Malaysia)

FINANCIAL STATEMENTS

2005

For The Financial Year Ended 30 June 2005

DIRECTORS' REPORT

The Directors hereby submit their report and the audited financial statements of the Group and of the Company for the financial year ended 30 June 2005.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of its subsidiary companies are shown in Note 11 to the financial statements.

There have been no significant changes in the activities of the Company and of its subsidiary companies during the financial year.

FINANCIAL RESULTS

	Group RM'000	Company RM'000
Profit/(loss) after taxation	264,960	(74,416)
Minority interests	(33,195)	-
Net profit/(loss) for the financial year	231,765	(74,416)

ISSUE OF SHARES

During the financial year, the Company increased its issued and paid-up share capital from RM919,040,622 to RM925,593,622 by the issuance of 6,553,000 new ordinary shares of RM1.00 each for cash pursuant to the Executive Share Option Scheme of the Company.

DIVIDEND

The Directors do not recommend any dividend for the financial year ended 30 June 2005.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year except as disclosed in the financial statements.

DIRECTORS

The Directors who served since the date of the last report are:

Tan Sri William H.J. Cheng
Raja Dato' Zainal Abidin bin Raja Haji Tachik
Datuk Cheng Yong Kim
Dato' Haji Yahya bin Haji Talib
Datuk Emam Mohd Haniff bin Emam Mohd Hussain
M Chareon Sae Tang @ Tan Whye Aun
Folk Fong Shing @ Kok Fong Hing


LION CORPORATION BERHAD

DIRECTORS (continued)

In accordance with Article 98 of the Company's Articles of Association, Y. Bhg. Dato' Haji Yahya bin Haji Talib and Mr M Chareon Sae Tang @ Tan Whye Aun retire by rotation and being eligible, offer themselves for re-election.

Y. M. Raja Dato' Zainal Abidin bin Raja Haji Tachik and Mr Folk Fong Shing @ Kok Fong Hing, being over the age of seventy years, retire pursuant to Section 129(2) of the Companies Act, 1965 and offer themselves for re-appointment as Directors under the provisions of Section 129(6) of the said Act to hold office until the next Annual General Meeting.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive any benefit (other than those disclosed in the financial statements) by reason of a contract made by the Company or a related corporation with any Director or with a firm of which a Director is a member, or with a company in which a Director has a substantial financial interest save and except for fees for professional services paid to a firm of which Mr M Chareon Sae Tang @ Tan Whye Aun is the sole proprietor in his capacity as an advocate and solicitor and except for any benefit which may be deemed to have arisen by virtue of transactions between the Company and its related companies and certain companies in which certain Directors of the Company and/or its subsidiary companies are substantial shareholders as disclosed in Note 30 to the financial statements.

Except for the share options granted pursuant to the Executive Share Option Scheme and the conversion of warrants, neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS

According to the register of directors' shareholdings, the interests of Directors in office at the end of the financial year in shares in the Company during the financial year are as follows:

	Number of ordinary shares			
	As at 1.7.2004	Additions	Disposals	As at 30.6.2005
Direct interest in shares				
Tan Sri William H.J. Cheng	127,019	325,000	-	452,019
Datuk Cheng Yong Kim	194,250	-	-	194,250
Raja Dato' Zainal Abidin bin Raja Haji Tachik	175,280	-	-	175,280
Indirect interest in shares				
Tan Sri William H.J. Cheng	674,724,219	-	-	674,724,219
Datuk Cheng Yong Kim	429,619,379	829,500	-	430,448,879
Raja Dato' Zainal Abidin bin Raja Haji Tachik	142,940	-	-	142,940
Dato' Haji Yahya bin Haji Talib	144,060	-	-	144,060

In addition to the above, the following Directors are also deemed to have an interest in shares in the Company by virtue of:

a) Options granted pursuant to the Company's Executive Share Option Scheme which expired on 15 May 2005

		Number of options			
	1.7.2004	As at Granted	Exercised	Lapsed	As at 30.6.2005
Tan Sri William H.J. Cheng	448,000	-	325,000	123,000	-



DIRECTORS' INTERESTS (continued)

b) Warrants with a right to subscribe for ordinary shares in the Company on the basis of one new ordinary share for every one warrant held

	Warrants			
	As at 1.7.2004	Additions	Disposals	As at 30.6.2005
Tan Sri William H.J. Cheng	42,160,189	-	-	42,160,189

The interests in shares of the Directors in related companies are as follows:

	Nominal value per ordinary share	Number of ordinary shares			
		As at 1.7.2004	Additions	Disposals	As at 30.6.2005
Indirect interest in shares					
Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim					
Bersatu Investments Company Limited	HK$10.00	42,644	-	-	42,644
Kinabalu Motor Assembly Sendirian Berhad	RM1.00	19,275,030	-	-	19,275,030
Logic Concepts (M) Sdn Bhd	RM1.00	71,072	-	-	71,072
Logic Furniture (M) Sdn Bhd	RM1.00	91,000	-	-	91,000
Lyn (Pte) Ltd	SGD1.00	1,225,555	-	-	1,225,555
Megasteel Sdn Bhd	RM1.00	540,000,001	-	-	540,000,001

	Number of Preference "D" Shares of RM0.01 each			
	As at 1.7.2004	Additions	Disposals	As at 30.6.2005
Megasteel Sdn Bhd	49,000,000	-	-	49,000,000

	Number of Preference "F" Shares of RM0.01 each			
	As at 1.7.2004	Additions	Disposals	As at 30.6.2005
Megasteel Sdn Bhd	26,670,000	-	-	26,670,000

Other than as disclosed above, the Directors of the Company do not have any other interest in the shares in the Company or its related companies.

EXECUTIVE SHARE OPTION SCHEME ("ESOS")

During the financial year, the Company's ESOS which came into effect on 16 May 2000 expired on 15 May 2005. The salient features, other terms of the ESOS and the movement of number of options granted, exercised and lapsed pursuant to the ESOS during the financial year are disclosed in Note 22 to the financial statements.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad receivables and the making of allowance for doubtful receivables and satisfied themselves that all known bad receivables had been written off and that adequate allowance had been made for doubtful receivables; and

(b) to ensure that any current assets which were unlikely to realise in the ordinary course of business their values as shown in the accounting records had been written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad receivables or the amount of the allowance for doubtful receivables in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

(b) any contingent liability in respect of the Group or of the Company which has arisen since the end of the financial year.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(a) except as disclosed in the financial statements, the results of the Group's and of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) except as disclosed in the financial statements, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

AUDITORS

The auditors, Ong Boon Bah & Co, have indicated their willingness to continue in office.

Signed in accordance with a resolution of the Directors dated 21 October 2005.

TAN SRI WILLIAM H.J. CHENG
Chairman and Managing Director

DATUK CHENG YONG KIM
Director

Kuala Lumpur


LION CORPORATION BERHAD
(Incorporated in Malaysia)

INCOME STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	Group 2005 RM'000	Group 2004 RM'000	Company 2005 RM'000	Company 2004 RM'000
Revenue	4	**3,977,086**	2,445,442	**108,243**	99,900
Other operating income		**13,631**	13,660	**6,175**	-
Changes in inventories of finished goods and work-in-progress		**85,606**	176,949	-	-
Purchase of finished goods		**(80,146)**	(126,484)	-	-
Raw materials and consumables used		**(2,736,557)**	(1,795,138)	-	-
Staff costs	5	**(61,520)**	(50,256)	**(959)**	(1,011)
Depreciation and amortisation expenses		**(277,227)**	(126,321)	-	-
Impairment losses		**(3,920)**	(2,997)	**(10,100)**	(132,119)
Other operating expenses		**(529,166)**	(325,599)	**(1,190)**	(865)
Profit/(loss) from operations	6	**387,787**	209,256	**102,169**	(34,095)
Finance costs	7	**(320,347)**	(269,007)	**(176,585)**	(166,705)
Share in results of associated companies		**143,801**	160,178	-	-
Profit/(loss) before taxation		**211,241**	100,427	**(74,416)**	(200,800)
Taxation :	8				
- Company and subsidiary companies		**82,505**	5,446	-	-
- associated companies		**(28,786)**	(50,755)	-	-
Profit/(loss) after taxation		**264,960**	55,118	**(74,416)**	(200,800)
Minority interests		**(33,195)**	(11,887)	-	-
Net profit/(loss) for the financial year		**231,765**	43,231	**(74,416)**	(200,800)
Earnings per share	9				
- Basic (sen)		**25.1**	4.7		
- Diluted (sen)		**25.1**	4.7		

The accompanying notes form an integral part of the financial statements.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

BALANCE SHEETS

AS AT 30 JUNE 2005

		Group		Company	
		2005	2004	2005	2004
	Note	RM'000	RM'000	RM'000	RM'000
Non-Current Assets					
Property, plant and equipment	10	**3,210,902**	3,156,920	**-**	-
Subsidiary companies	11	**-**	-	**2,132,558**	2,121,740
Associated companies	12	**967,212**	873,351	**584,955**	698,064
Investments	13	**14,540**	19,964	**14,061**	19,486
Intangible assets	14	**551,838**	662,933	**-**	-
Long term receivable	16	**234,751**	232,426	**-**	-
		4,979,243	4,945,594	**2,731,574**	2,839,290
Current Assets					
Inventories	15	**1,426,272**	846,180	**-**	-
Trade and other receivables	16	**235,481**	325,128	**702**	16
Amount due from subsidiary companies	17	**-**	-	**1,722,774**	1,636,550
Tax recoverable		**2,333**	1,582	**1,077**	734
Deposits with financial institutions	18	**165,622**	7,776	**1,507**	5,450
Cash and bank balances		**22,019**	9,173	**453**	157
		1,851,727	1,189,839	**1,726,513**	1,642,907
Current Liabilities					
Trade and other payables	19	**1,804,371**	1,223,741	**28,339**	29,131
Amount due to subsidiary companies	17	**-**	-	**24,788**	142,236
Bank overdrafts	20	**7,830**	9,232	**-**	-
Short term borrowings	21	**933,941**	1,035,204	**-**	-
Bonds and debts	24	**54,412**	26,383	**54,412**	26,383
Tax liabilities		**89**	90	**-**	-
		2,800,643	2,294,650	**107,539**	197,750
Net Current (Liabilities)/Assets		**(948,916)**	(1,104,811)	**1,618,974**	1,445,157
		4,030,327	3,840,783	**4,350,548**	4,284,447
Financed By:					
Share capital	22	**925,594**	919,041	**925,594**	919,041
Reserves	23	**(6,131)**	(213,566)	**(495,559)**	(421,143)
Shareholders' funds		**919,463**	705,475	**430,035**	497,898
Minority interests		**161,429**	129,200	**-**	-
Bonds and debts	24	**2,042,508**	1,927,137	**1,807,757**	1,694,711
Long term borrowings	25	**869,846**	906,064	**-**	-
Amount due to a subsidiary company	17	**-**	-	**2,112,756**	2,091,838
Deferred tax liabilities	26	**35,587**	116,932	**-**	-
Deferred liabilities	27	**1,494**	55,975	**-**	-
		4,030,327	3,840,783	**4,350,548**	4,284,447
Net tangible assets per share (sen)		**39.7**	4.6		

The accompanying notes form an integral part of the financial statements.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

		Non-distributable			
	Share Capital RM'000	Share Premium RM'000	Negative goodwill and other reserves RM'000	Accumulated losses RM'000	Total RM'000
Group					
Balance at 1 July 2003	919,041	75,032	327,267	(670,022)	651,318
Exchange differences	-	-	(386)	-	(386)
Equity accounting for share of net assets of an associated company	-	-	11,344	-	11,344
Net gains not recognised in consolidated income statement	-	-	10,958	-	10,958
Amortisation of negative goodwill	-	-	(32)	-	(32)
Net profit for the financial year	-	-	-	43,231	43,231
Balance at 30 June 2004	**919,041**	**75,032**	**338,193**	**(626,791)**	**705,475**
Exchange differences	-	-	**(293)**	-	**(293)**
Equity accounting for share of net assets of an associated company	-	-	**(137)**	-	**(137)**
Net losses not recognised in consolidated income statement	-	-	**(430)**	-	**(430)**
Amortisation of negative goodwill	-	-	**(32)**	-	**(32)**
Shares issued pursuant to the Executive Share Option Scheme	**6,553**	-	-	-	**6,553**
Impairment losses	-	-	**(4,836)**	-	**(4,836)**
Effect of dilution on equity interest in an associated company	-	-	-	**(19,032)**	**(19,032)**
Net profit for the financial year	-	-	-	**231,765**	**231,765**
Balance at 30 June 2005	**925,594**	**75,032**	**332,895**	**(414,058)**	**919,463**

The accompanying notes form an integral part of the financial statements.



STATEMENT OF CHANGES IN EQUITY (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Share capital RM'000	Non-distributable Share premium RM'000	Accumulated losses RM'000	Total RM'000
Company				
Balance at 1 July 2003	919,041	75,032	(295,375)	698,698
Net loss for the financial year	-	-	(200,800)	(200,800)
Balance at 30 June 2004	**919,041**	**75,032**	**(496,175)**	**497,898**
Shares issued pursuant to the Executive Share Option Scheme	**6,553**	**-**	**-**	**6,553**
Net loss for the financial year	**-**	**-**	**(74,416)**	**(74,416)**
Balance at 30 June 2005	**925,594**	**75,032**	**(570,591)**	**430,035**

The accompanying notes form an integral part of the financial statements.



CASH FLOW STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	Group 2005 RM'000	Group 2004 RM'000	Company 2005 RM'000	Company 2004 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Profit/(loss) before taxation		**211,241**	100,427	**(74,416)**	(200,800)
Adjustments for non-cash items, interests and dividend	32(a)	**534,384**	232,370	**72,268**	198,924
Operating profit/(loss) before working capital changes		**745,625**	332,797	**(2,148)**	(1,876)
(Increase)/decrease in trade and other receivables		**(9,431)**	60,871	**(654)**	947
Increase/(decrease) in trade and other payables		**444,534**	498,298	**(914)**	98
Increase in inventories		**(579,814)**	(503,019)	**-**	-
Cash generated from/(used in) operations		**600,914**	388,947	**(3,716)**	(831)
Tax refunded		**204**	342	**349**	-
Interest received		**781**	3,030	**106**	61
Interest paid		**(89,789)**	(112,308)	**(140)**	-
Net cash inflow/(outflow) from operating activities		**512,110**	280,011	**(3,401)**	(770)
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment	32(b)	**(193,329)**	(268,666)	**-**	-
Purchase of quoted investment		**-**	(21)	**-**	-
Proceeds from disposal of property, plant and equipment		**115**	255	**-**	-
Proceeds from disposal of investment in an associated company		**-**	2,851	**-**	-
Dividend received		**2,576**	1,097	**1,778**	1,419
Capital distribution from a quoted investment		**-**	5,313	**-**	5,313
(Advance to)/repayment from subsidiary companies		**-**	-	**(1,500)**	2,538
Proceeds from disposal of quoted investment		**7,709**	-	**7,709**	-
Purchase of investment in an associated company		**(113)**	-	**-**	-
Net cash inflow from acquisition of a subsidiary company	32(c)	**524**	-	**-**	-
Net cash (outflow)/inflow from investing activities		**(182,518)**	(259,171)	**7,987**	9,270
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		**6,553**	-	**6,553**	-
Redemption/repayment of Bonds and Debts		**(13,891)**	-	**(13,891)**	-
Repayment of term loans		**(247,423)**	(46,607)	**-**	-
Drawdown of term loan		**35,100**	60,200	**-**	-
Repayment of hire purchase liabilities		**(636)**	(181)	**-**	-
Drawdown/(repayment) of short term borrowings		**62,799**	(40,147)	**-**	-
Repayment to subsidiary companies		**-**	-	**(895)**	(4,165)
Net cash outflow from financing activities		**(157,498)**	(26,735)	**(8,233)**	(4,165)
Net increase/(decrease) in cash and cash equivalents		**172,094**	(5,895)	**(3,647)**	4,335
Cash and cash equivalents at beginning of the financial year		**7,717**	13,612	**5,607**	1,272
Cash and cash equivalents at end of the financial year	32(d)	**179,811**	7,717	**1,960**	5,607

The accompanying notes form an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2005

1. CORPORATE INFORMATION

The Company is an investment holding company. The principal activities of the subsidiaries are set out in Note 11. There have been no significant changes in the nature of the principal activities during the financial year except for the acquisition of a subsidiary as disclosed in Note 11.

The Company is a public limited liability company incorporated and domiciled in Malaysia and is listed on the Main Board of Bursa Malaysia Securities Berhad. The registered office and principal place of business of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The total number of employees of the Group and of the Company as of 30 June 2005 were 2,204 (2004: 2,089) and 1 (2004: 2) respectively.

The financial statements have been approved by the Board of Directors for issuance on 21 October 2005.

2. BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention unless otherwise indicated in the significant accounting policies.

The financial statements comply with the applicable approved accounting standards and the provisions of the Companies Act, 1965.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities. Subsidiary companies are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Subsidiary companies are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiary companies acquired or disposed of during the financial year are included from the effective date of acquisition or up to the effective date of disposal, as appropriate. The difference between the acquisition cost and the Group's share of the fair values of the identifiable net assets of the subsidiary company acquired at the acquisition date is reflected as goodwill or negative goodwill.

Intra-group transactions, balances and unrealised gains on transactions are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, adjustments are made to the financial statements of subsidiary companies to ensure consistency of accounting policies with those of the Group.

Minority interests in the consolidated balance sheet consist of the minorities' share of the fair values of the identifiable assets and liabilities of the acquiree. Separate disclosure is made of minority interests.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its net assets together with any unamortised balance of goodwill and exchange differences which were not previously recognised in the consolidated income statement.



3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) **Intangible assets and negative goodwill**

Goodwill and negative goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable net assets acquired at the date of acquisition. Negative goodwill represents the excess of the fair value of the identifiable net assets acquired at the date of acquisition over the cost of acquisition. Goodwill and negative goodwill are amortised over a period of twenty-five years. The policy for the recognition and measurement of impairment losses for goodwill is in accordance with Note 3 (q).

Deferred expenditure

Pre-commercial production expenses are expenses incurred prior to commencement of commercial production. Pre-commercial production expenses are amortised on a straight- line basis over a period of ten years upon commencement of commercial production and are stated net of amortisation. These expenses will be written off if future economic benefits relating to these expenses cannot be determined with reasonable certainty.

(c) **Associated companies**

Associated companies are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associated companies but not control over those policies. Investments in associated companies are accounted for in the consolidated financial statements by the equity method of accounting based on the audited or management financial statements of the associated companies.

Equity accounting involves recognising the Group's share of the post acquisition results of associated companies in the consolidated income statement. In the consolidated balance sheet, the Group's interest in associated companies is carried at cost, which includes unamortised goodwill on acquisition less unamortised negative goodwill on acquisition, where applicable, plus the Group's share of post acquisition change in the net assets of the associated companies. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence on impairment of the asset transferred. Where necessary, in applying the equity method, adjustments are made to the financial statements of associated companies to ensure consistency of accounting policies within the Group.

When an associate holds an ownership interest in the Group, any profit or loss and any increment or decrement of net assets of the Group which the associate has accounted for in its financial statements, would be disregarded when the Group applies the equity method to account for its investment in the associate.

(d) **Property, plant and equipment**

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and impairment losses, if any. The policy for the recognition and measurement of impairment losses is in accordance with Note 3 (q).

Freehold land was revalued in 1998 by the Directors based on independent valuation reports carried out by firms of professional surveyors and valuers on an open market basis. In accordance with the transitional provisions issued by MASB on adoption of MASB Standard No.15 Property, Plant and Equipment, the valuation has not been updated and is stated at its existing carrying amount less accumulated depreciation.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

3. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

(d) **Property, plant and equipment (continued)**

Surpluses arising on revaluation are credited to revaluation reserve. Any deficit arising from revaluation is charged against the revaluation reserve to the extent of a previous surplus held in the revaluation reserve for the same asset. In all other cases, a decrease in the carrying amount is charged to the income statement.

Gains or losses arising from the disposals are determined by comparing the net proceeds with the carrying amount of the assets and are recognised in the income statement. On disposal of revalued assets, amounts in revaluation reserve relating to those assets are transferred to retained earnings.

Freehold land and capital work-in-progress are not depreciated. Leasehold land is depreciated over the period of the lease. Depreciation of the other property, plant and equipment is provided on the straight-line basis to write off the cost or valuation of each asset to its residual value over its estimated useful life.

During the financial year, the Group reviewed the estimated useful lives of its plant and machinery, and accordingly, revised the depreciation rate from a range of 2% to 10% to a range of 6% to 10%. The revision of these accounting estimates has increased the depreciation charge in this financial year by RM138 million.

The principal annual depreciation rates used are:

	2005	**2004**
Leasehold land	Over 50 - 99 years	Over 50 - 99 years
Buildings	2 - 5%	2 - 5%
Plant and machinery	6 - 10%	2 - 10%
Furniture and equipment	5 - 20%	5 - 20%
Motor vehicles	20%	20%

(e) **Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost consists of direct materials, direct labour, direct charges and appropriate production overheads where applicable and is determined on a weighted average basis or by specific identification. Net realisable value represents the estimated selling price in the ordinary course of business less selling and distribution costs and all other estimated costs to completion.

(f) **Construction contracts**

The gross amount due from and to contract customers for contract works represents progress billings less cost of contract works incurred and profit attributable to contract works performed to date net of foreseeable loss.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised over the period of the contract as revenue and expenses respectively. Contract revenue and costs are recognised on the percentage of completion method. The stage of completion is measured by reference to the proportion that contract costs incurred for work performed to date bear to the estimated total costs of contract.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that are probable of recovery. Contract costs are recognised as expenses in the period in which they incurred.

Allowance for foreseeable loss is made based on loss estimated to arise over the duration of the contract after allowing for costs to the extent that such costs are not recoverable under the terms of contract.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

3. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

(g) Revenue recognition

Revenue represent the invoiced value of goods sold and services rendered net of returns and allowances.

Revenue from dividend income and interest income is recognised when the shareholders' right to receive payment is established and on the accruals basis respectively.

(h) Income tax

Income tax on profit or loss for the year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences or unused tax losses and unused tax credits can be utilised. Deferred tax is not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither profit nor taxable profit.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity, or when it arises from business combination that is an acquisition, in which case deferred tax is included in the resulting goodwill or negative goodwill on acquisition.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority.

(i) Foreign currencies

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted rates where applicable. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date or contracted rates, where applicable. All exchange differences are included in the income statement except for exchange differences on long term loans obtained for acquiring property, plant and equipment which are capitalised until the assets are ready for their intended use.

Assets and liabilities of overseas subsidiaries, denominated in foreign currencies, are translated into Ringgit Malaysia at the exchange rates ruling at the financial year end. Results of operations of those foreign entities are translated at an average rate for the financial year which best approximates the exchange rates at the dates of the transaction. Exchange differences arising from the restatement at financial year end rates of the opening net investments in overseas subsidiaries are dealt with through reserves.

Goodwill and fair value adjustments arising on the acquisition of foreign subsidiary companies are treated as assets and liabilities of the Group and are translated at the exchange rate ruling at the date of the transaction.



3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) **Foreign currencies (continued)**

The principal closing rates used in translation of foreign currency amounts are as follows:

	2005 RM	2004 RM
Foreign currency		
1 US Dollar	3.80	3.80
1 Euro	4.57	4.57
1 Singapore Dollar	2.24	2.21
1 Japanese Yen	0.03	0.03

(j) **Investments**

Investments in subsidiary and associated companies in the Company's financial statements are stated at cost less accumulated impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 3 (q).

Other non-current investments are stated at cost less allowance for diminution in value of investment to recognise any decline, other than a temporary decline in the value of the investments.

The Company's investment in Megasteel Sub-Bond (A) is stated at net present value plus accreted interest and less any allowance that may be required for diminution in value. The accretion of interest on the bond investment is recognised as interest income on the basis of their underlying yield to maturity.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

(k) **Borrowings**

Borrowings are initially recognised based on the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost and any difference between net proceeds and redemption value is recognised in the income statement over the period of the borrowing using the effective yield method.

Borrowing costs incurred to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset until the asset is ready for its intended use.

Bonds and debts are stated at net present value plus accreted interest and net of amortised issuance expenses. The accretion of interest on the bonds or debts is recognised as interest expenses on the basis of their underlying cash yield to maturity.

(l) **Cash and cash equivalents**

Cash and cash equivalents comprise cash at bank and in hand, bank overdrafts, demand deposits and other short-term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

For the purposes of the cash flow statements, cash and cash equivalents consist of cash in hand and at bank, deposits with financial institutions and bank overdrafts.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

3. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

(m) Receivables

Trade and other receivables are carried at anticipated realisable value. Specific allowances are made for receivables, which have been identified as bad or doubtful. In addition, general allowances are made to cover possible losses, which are not specifically identified.

(n) Payables

Trade and other payables are stated at cost which is the fair value of the consideration to be paid in the future for goods and services received.

(o) Finance leases/hire purchase

A lease is recognised as finance lease if it transfers substantially to the Group the entire risks and rewards incidental to ownership. Finance leases are capitalised at the inception of the lease at lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the balance outstanding. The corresponding lease obligations, net of finance charges, are included in liabilities. The interest element of the finance charge is charged to the income statement over the lease period.

Property, plant and equipment acquired under finance leases/hire purchase are capitalised and depreciated in accordance with the depreciation policy set out in Note 3 (d).

(p) Operating leases

Leases of assets where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on the straight-line basis over the lease period.

(q) Impairment of assets

The carrying amounts of the assets, other than inventories, assets arising from construction contracts and financial assets (other than investment in subsidiary and associated companies) are reviewed to determine whether there is any indication of impairment. Impairment is measured by comparing the carrying amounts of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to the present value of estimated future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash-generating unit.

Impairment loss is recognised as an expense in the income statement, unless the asset is carried at a revalued amount, in which case the impairment loss is used to reduce the revaluation surplus to the extent of previously recognised revaluation surplus for the same asset.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised. The reversal is recognised in the income statement, unless it reverses an impairment loss on a revalued asset, in which case it is taken to equity.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred that reverse the effect of that event.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

3. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

(r) **Financial instruments**

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, payables and borrowings. The particular recognition methods adopted are disclosed in the respective accounting policy statements associated with each item.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The Group is also a party to financial instruments with the objective to reduce risk exposure to fluctuations in foreign currency exchange rates. These instruments are not recognised in the financial statements on inception.

Foreign currency forward contracts are used to protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset and liability will be settled. Any increase or decrease in the amount required to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contract. The gains or losses are therefore offset for financial reporting purposes and are not recognised in the financial statements. While the fees incurred on each agreement are amortised over the contract period.

(s) **Employee benefits**

Short term benefits

Wages, salaries, bonuses and social security contributions are recognised as expenses in the financial year in which the associated services are rendered by employees of the Group. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increases their entitlement to future compensated absences, and short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

Defined contribution plans

The Group's contributions to defined contribution plans are charged to the income statement in the period to which they relate. Once the contributions have been paid, the Group has no further payment obligations.

Equity compensation benefits

The Group has in place an Executive Share Option Scheme for granting of share options to eligible executives and executive directors of the Group to subscribe for ordinary shares in the Company. The Group does not make a charge to the income statement in connection with share options granted. When such options are exercised, the nominal value of the shares subscribed for is credited to the share capital account and balance of the proceeds net of any transaction costs, is credited to the share premium account.



4. REVENUE

Revenue of the Group and of the Company consists of the following:

	Group		Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Sales of goods	**3,975,117**	2,445,212	**-**	-
Assembly fees	**1,668**	-	**-**	-
Registration and other professional fees	**301**	230	**-**	-
Dividend income	**-**	-	**2,470**	1,419
Interest income	**-**	-	**105,773**	98,481
	3,977,086	2,445,442	**108,243**	99,900

5. STAFF COSTS

	Group		Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Salaries, wages and bonuses	**42,727**	33,143	**742**	814
Defined contribution plans	**5,512**	5,048	**104**	114
Other staff related expenses	**13,281**	12,065	**113**	83
	61,520	50,256	**959**	1,011

Included in the staff costs of the Group and of the Company is the executive Director's remuneration as disclosed in Note 6.

6. PROFIT/(LOSS) FROM OPERATIONS

The profit/(loss) from operations is arrived at:

	Group		Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
After charging:				
Property, plant and equipment:				
- depreciation	**237,749**	86,843	**-**	-
- impairment losses	**3,920**	2,997	**-**	-
- written off	**24,255**	315	**-**	-
Deferred expenditure:				
- amortisation	**14,810**	14,810	**-**	-
- written off	**71,585**	-	**-**	-
Amortisation of goodwill	**24,700**	24,700	**-**	-
Directors' remuneration*	**1,920**	1,898	**1,099**	1,036
Auditors' remuneration:				
- current year	**325**	131	**18**	17
- over accrued in prior year	**(3)**	-	**-**	-
Rental of land and buildings	**472**	373	**-**	-
Allowance for doubtful receivables	**300**	2,190	**-**	-
Lease rental	**-**	199	**-**	-
Bad receivables written off	**-**	63	**-**	-



6. PROFIT/(LOSS) FROM OPERATIONS (continued)

	Group		Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
After charging: (continued)				
Allowance for obsolete inventories	116	376	-	-
Impairment losses in:				
- subsidiary companies	-	-	10,100	-
- an associated company	-	-	-	132,119
Realised loss on foreign exchange	12,627	-	-	-
Professional fees paid to a firm in which a Director, M Chareon Sae Tang @ Tan Whye Aun, has interest	33	55	-	-
And crediting:				
Gross dividend income from quoted investment in Malaysia:				
- associated companies	-	-	1,806	1,412
- others	665	8	664	7
Rental income	101	157	-	-
Interest income from:				
- subsidiary companies	-	-	84,730	77,671
- Megasteel Sub-Bonds (A)	-	-	20,918	20,711
- others	7,754	8,149	125	99
Allowance for doubtful receivables written back	35	9	-	-
Gain on disposal of property, plant and equipment	69	154	-	-
Bad receivables recovered	10	147	-	-
Amortisation of negative goodwill	32	32	-	-
Gain on disposal of :				
- quoted investment	2,284	-	2,284	-
- investment in an associated company	-	3,337	3,890	-
Reversal of impairment losses in an associated company	-	1,046	-	-
Unrealised gain/(loss) on foreign exchange	8,758	(3,982)	-	-

* The Directors' remuneration is categorised as follows:

	Group		Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Executive Directors:				
- Salary and other emoluments	1,440	1,440	720	720
- Fee	24	20	24	20
- Defined contribution plans	202	202	101	101
- Benefit-in-kind	83	83	83	42
	1,749	1,745	928	883
Non-executive Directors:				
- Fees	171	153	171	153
	1,920	1,898	1,099	1,036


LION CORPORATION BERHAD
(Incorporated in Malaysia)

6. **PROFIT/(LOSS) FROM OPERATIONS (continued)**

The number of Directors whose total remuneration fall into the respective bands are as follows:

	Group		Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Range of remuneration per annum				
Executive Director				
- RM850,001 - RM900,000	-	-	-	1
- RM900,001 - RM950,000	-	-	1	-
- RM1,700,001 - RM1,750,000	1	1	-	-
Non-executive Directors				
- RM25,000 and below	2	2	2	2
- RM25,001 - RM50,000	4	4	4	4

7. **FINANCE COSTS**

	Group		Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Interest expenses on:				
- advances from subsidiary companies	-	-	21,362	21,850
- bank overdrafts	597	808	-	-
- bonds and debts	141,705	131,090	141,705	131,090
- term loans	101,348	80,036	-	-
- Megasteel Sub-Bond (B)	2,325	2,301	-	-
- others	77,431	60,481	13,518	13,765
	323,406	274,716	176,585	166,705
Interest expenses capitalised under property, plant and equipment	(3,059)	(5,709)	-	-
	320,347	269,007	176,585	166,705

Finance costs capitalised in the property, plant and equipment during the financial year have been calculated by applying a capitalisation rate of 7.7% (2004: 5.9%) per annum.



8. TAXATION

	Group		Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Malaysian income tax:				
- current year	**22**	7	-	-
- prior years	**(353)**	(531)	-	-
Deferred tax relating to origination and reversal of temporary differences (Note 26)	**(81,345)**	(4,493)	-	-
Recovery of tax deducted at source on dividend income from subsidiary and associated companies	**(829)**	(429)	-	-
	(82,505)	(5,446)	-	-
Associated companies	**28,786**	50,755	-	-
	(53,719)	45,309	-	-

The reconciliation of the average effective tax rate of the Group and of the Company with the statutory income tax rate of Malaysia is as follows:

	Group		Company	
	2005	2004	2005	2004
	%	%	%	%
Income tax using Malaysia statutory income tax rate	**28**	28	**(28)**	(28)
Income not subject to tax	**(61)**	(113)	**(1)**	-
Expenses not deductible for tax purposes	**66**	113	**29**	18
Losses not available for offset	-	20	-	10
Deferred tax assets relating to prior years timing differences	**(57)**	-	-	-
Double taxation relief and others	**(1)**	(3)	-	-
Average effective tax rate	**(25)**	45	-	-

The Company has estimated tax exempt account amounting to RM17.4 million (2004: RM17.4 million) available for the distribution of tax exempt dividend. The Company has estimated tax credit under Section 108 of the Income Tax Act, 1967 amounting to RM22.1 million (2004: RM22.1 million) to frank the payment of dividend. These amounts are subject to agreement with the tax authority.

9. EARNINGS PER SHARE

Basic
Earnings per share ("EPS") is calculated by dividing the Group's net profit for the financial year of RM231.8 million (2004: RM43.2 million) by the weighted average number of ordinary shares in issue of 922.0 million shares (2004: 919.0 million shares).

Diluted
The diluted EPS of 2005 remains the same as the basic EPS as the exercise period for the Company's ESOS had expired on 15 May 2005 and the unexercised warrants have no dilutive effect as the exercise price is above the average market value of the Company's shares.

The diluted EPS of 2004 remains the same as the basic EPS as the unissued ordinary shares granted to employees pursuant to the Company's ESOS had no dilutive effect since the exercise price is above the average market value of the Company's shares.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

10. PROPERTY, PLANT AND EQUIPMENT

Group	Land and buildings RM'000	Plant and machinery RM'000	Furniture and equipment RM'000	Motor vehicles RM'000	Capital work-in-progress RM'000	Total RM'000
Cost/valuation						
At 1 July 2004	589,913	2,603,991	17,218	4,571	316,417	3,532,110
Additions	39,830	47,643	3,362	1,066	130,293	222,194
Disposals	-	-	(30)	(304)	-	(334)
Written off	(39)	(33,650)	(107)	-	-	(33,796)
Reclassification	-	52,481	-	-	(52,481)	-
Acquisition of a subsidiary company	1,431	162,105	178	259	-	163,973
At 30 June 2005	631,135	2,832,570	20,621	5,592	394,229	3,884,147
Representing items at:						
Cost	331,135	297,690	20,621	5,592	394,229	1,049,267
Valuation	300,000	2,534,880	-	-	-	2,834,880
	631,135	2,832,570	20,621	5,592	394,229	3,884,147
Accumulated depreciation						
At 1 July 2004	51,936	301,040	9,057	3,178	-	365,211
Charge for the financial year	14,957	220,148	1,988	656	-	237,749
Disposals	-	-	(30)	(258)	-	(288)
Written off	(39)	(9,425)	(77)	-	-	(9,541)
Acquisition of a subsidiary company	286	35,438	78	259	-	36,061
At 30 June 2005	67,140	547,201	11,016	3,835	-	629,192
Representing items at:						
Cost	67,140	266,593	11,016	3,835	-	348,584
Valuation	-	280,608	-	-	-	280,608
	67,140	547,201	11,016	3,835	-	629,192
Accumulated impairment losses						
At 1 July 2004	-	1,525	-	-	8,454	9,979
Charge for the financial year	9,673	-	-	-	51	9,724
Acquisition of a subsidiary company	-	24,350	-	-	-	24,350
At 30 June 2005	9,673	25,875	-	-	8,505	44,053
Representing items at:						
Cost	9,673	-	-	-	8,505	18,178
Valuation	-	25,875	-	-	-	25,875
	9,673	25,875	-	-	8,505	44,053


LION CORPORATION BERHAD
(Incorporated in Malaysia)

10. PROPERTY, PLANT AND EQUIPMENT (continued)

	Land and buildings RM'000	Plant and machinery RM'000	Furniture and equipment RM'000	Motor vehicles RM'000	Capital work-in-progress RM'000	Total RM'000
Group						
Net book value						
At 30 June 2005						
- at cost	**254,322**	**31,097**	**9,605**	**1,757**	**385,724**	**682,505**
- at valuation	**300,000**	**2,228,397**	**-**	**-**	**-**	**2,528,397**
	554,322	**2,259,494**	**9,605**	**1,757**	**385,724**	**3,210,902**
At 30 June 2004						
- at cost	237,977	12,069	8,161	1,393	307,963	567,563
- at valuation	300,000	2,289,357	-	-	-	2,589,357
	537,977	2,301,426	8,161	1,393	307,963	3,156,920
Depreciation charge for the financial year ended 30 June 2004	7,321	77,295	1,608	621	-	86,845

In 2003, the Group adjusted the plant and machinery of a subsidiary company, Megasteel Sdn Bhd, to its fair value upon the acquisition of an additional 40% equity interest in that company. The fair value is based on a valuation carried out by Mr Lim Lian Hong, a registered valuer of Raine & Horne International Zaki + Partners Sdn Bhd, an independent firm of professional valuers, on 11 January 2002 and adjusted for depreciation to the date of acquisition. The surplus arising from the fair value that relates to existing equity holding of RM138.6 million (net of deferred tax liabilities) has been credited to revaluation reserve account. It is not the policy of the Group to revalue such assets regularly.

Land and buildings of the Group are as follows:

	Freehold land and land improvement RM'000	Long leasehold land RM'000	Short leasehold land RM'000	Buildings RM'000	Total RM'000
Group					
Cost/Valuation					
At 1 July 2004	**320,978**	**11,412**	**7,362**	**250,161**	**589,913**
Additions	**-**	**-**	**-**	**39,830**	**39,830**
Written off	**-**	**-**	**-**	**(39)**	**(39)**
Acquisition of a subsidiary company	**-**	**-**	**-**	**1,431**	**1,431**
At 30 June 2005	**320,978**	**11,412**	**7,362**	**291,383**	**631,135**
Representing items at:					
Cost	**20,978**	**11,412**	**7,362**	**291,383**	**331,135**
Valuation	**300,000**	**-**	**-**	**-**	**300,000**
	320,978	**11,412**	**7,362**	**291,383**	**631,135**


LION CORPORATION BERHAD
(Incorporated in Malaysia)

10. PROPERTY, PLANT AND EQUIPMENT (continued)

	Freehold land and land improvement RM'000	Long leasehold land RM'000	Short leasehold land RM'000	Buildings RM'000	Total RM'000
GROUP					
Accumulated depreciation					
At 1 July 2004	-	1,626	3,165	47,145	51,936
Charge for the financial year	-	680	174	14,103	14,957
Written off	-	-	-	(39)	(39)
Acquisition of a subsidiary company	-	-	-	286	286
At 30 June 2005	-	2,306	3,339	61,495	67,140
Representing items at:					
Cost	-	2,306	3,339	61,495	67,140
Valuation	-	-	-	-	-
	-	2,306	3,339	61,495	67,140
Accumulated impairment losses					
At 1 July 2004	-	-	-	-	-
Charge for the financial year	9,673	-	-	-	9,673
At 30 June 2005	9,673	-	-	-	9,673
Net Book Value					
At 30 June 2005					
- cost	11,305	9,106	4,023	229,888	254,322
- valuation	300,000	-	-	-	300,000
	311,305	9,106	4,023	229,888	554,322
At 30 June 2004					
- cost	20,978	9,786	4,197	203,016	237,977
- valuation	300,000	-	-	-	300,000
	320,978	9,786	4,197	203,016	537,977
Depreciation charge for the financial year ended 30 June 2004	-	705	147	6,469	7,321

The freehold land has been charged to financial institutions for credit facilities granted to a subsidiary company. The revalued freehold land and plant and machinery if stated at cost less depreciation would amount to RM35.0 million (2004: RM35.0 million) and RM1.74 billion (2004: RM1.90 billion) respectively as at the financial year end.



10. PROPERTY, PLANT AND EQUIPMENT (continued)

Other than the freehold land, property, plant and equipment with the carrying value of RM2.33 billion (2004: RM2.59 billion) have also been charged to financial institutions as securities for credit facilities.

The net book value of motor vehicles acquired under hire purchase amounted to RM1.15 million (2004: RM0.61 million) as at the financial year end.

The finance cost capitalised under capital-work-in-progress of the Group during the financial year amounted to RM3.1 million (2004: RM5.7 million), as disclosed in Note 7.

Certain land title and strata titles for leasehold land and buildings of a subsidiary company with net book value of RM9.3 million (2004: RM9.5 million) have not been issued by the relevant authorities.

11. SUBSIDIARY COMPANIES

	Company	
	2005 RM'000	2004 RM'000
Unquoted shares at cost	**41,758**	41,758
Accumulated impairment losses	**(21,956)**	(11,856)
	19,802	29,902
Megasteel Sub-Bond (A)	**2,112,756**	2,091,838
	2,132,558	2,121,740

Certain investment in subsidiary companies of the Company with carrying value totalling RM19.8 million (2004: RM29.9 million) have been charged as security for the LCB Bonds and the LCB Debts issued by the Company.

The subsidiary companies are:

Name of Company	Country of Incorporation	Holding in Equity 2005 %	2004 %	Principal Activities
Bersatu Investments Company Limited *	Hong Kong	**71**	71	# Ceased operations
Glit Investments Company Limited *	Hong Kong	**100**	100	# Dormant
Kinabalu Car Distributors Sdn Bhd *	Malaysia	**100**	100	# Dormant
Kinabalu Motor Assembly Sendirian Berhad *	Malaysia	**50.01**	50.01	Assembly and sale of private and commercial vehicles
KMA Marketing Sdn Bhd *	Malaysia	**100**	100	# Trading and distribution of private and commercial vehicles, vehicles parts and provision of related services



11. SUBSIDIARY COMPANIES (continued)

Name of Company	Country of Incorporation	Holding in Equity 2005 %	2004 %		Principal Activities
LCB Harta (M) Sdn Bhd	Malaysia	**100**	100		Managing of debts novated from LCB and certain of its subsidiary companies pursuant to a debt restructuring exercise undertaken by LCB and certain of its subsidiary companies
LCB Venture Pte Ltd *	Singapore	**100**	-		Investment holding
Limpahjaya Sdn Bhd	Malaysia	**100**	100		Investment holding
Lion Com Sdn Bhd	Malaysia	**100**	100	#	Investment holding
Lion Construction & Engineering Sdn Bhd	Malaysia	**100**	100		Construction and civil engineering work
Lion Excellent Sdn Bhd	Malaysia	**100**	100		Ceased operations
Lion-Fichet (HK) Limited *	Hong Kong	**100**	100	#	Ceased operations
Lion Fichet Sdn Bhd	Malaysia	**100**	100	#	Ceased operations
Lion General Trading & Marketing (S) Pte Ltd *	Singapore	**100**	100		General merchant
Lion Rubber Works Sdn Bhd	Malaysia	**100**	100		Ceased operations
Lion Steelworks Sdn Bhd	Malaysia	**100**	100		Manufacture and distribution of office equipment, security equipment and steel related products
Lion Trading & Marketing Sdn Bhd	Malaysia	**100**	100		Trading and marketing of security equipment, office equipment and steel related products
Logic Concepts (M) Sdn Bhd	Malaysia	**71**	71	#	Ceased operations
Logic Furniture (M) Sdn Bhd	Malaysia	**91**	91	#	Ceased operations
Logic Furniture (S) Pte Ltd *	Singapore	**100**	100	#	Ceased operations
Lyn (Pte) Ltd *	Singapore	**79**	79	#	Investment holding
Megasteel Sdn Bhd *	Malaysia	**90**	90	#	Manufacturing of hot rolled coils, cold rolled coils, bands, plates and sheets


LION CORPORATION BERHAD
(Incorporated in Malaysia)

11. SUBSIDIARY COMPANIES (continued)

Name of Company	Country of Incorporation	Holding in Equity 2005 %	2004 %	Principal Activities
PMB Building System Sdn Bhd	Malaysia	**100**	100	# Investment holding
PMB Jaya Sdn Bhd	Malaysia	**100**	100	# Ceased operations
Secomex Manufacturing (M) Sdn Bhd *	Malaysia	**100**	-	# Manufacturing and marketing of industrial gases
Secretarial Communications Sdn Bhd	Malaysia	**100**	100	# Share registration and secretarial services
Umevest Sdn Bhd	Malaysia	**100**	100	# Investment holding

Note: * Financial statements of subsidiary companies as at 30 June 2005 not audited by Ong Boon Bah & Co.
Holding in equity by subsidiary companies.

During the financial year, the Group has completed the following:

(i) LCB Venture Pte Ltd, a wholly-owned subsidiary company, was incorporated on 9 November 2004 in Singapore with 2 ordinary shares issued at par of S$1 each.

(ii) the acquisition of the entire issued and paid-up capital of Secomex Manufacturing (M) Sdn Bhd on 30 September 2004 for a total consideration of RM1.00.

The acquisition of Secomex Manufacturing (M) Sdn Bhd had the following effects on the Group's financial results for the year ended 30 June 2005:

	Group 2005 RM'000
Revenue	**3,383**
Loss before taxation	**(3,678)**
Net loss	**(3,310)**

This acquisition had the following effects on the financial position of the Group as at 30 June 2005:

	Group 2005 RM'000
Assets and liabilities:	
Property, plant and equipment	**102,355**
Inventories	**378**
Trade and other receivables	**8,568**
Cash and bank balances	**959**
Trade and other payables	**(115,938)**
Minority interest	**368**
Net liabilities acquired	**(3,310)**



12. ASSOCIATED COMPANIES

	Group 2005 RM'000	Group 2004 RM'000	Company 2005 RM'000	Company 2004 RM'000
Quoted shares in Malaysia				
- at cost	**1,164,138**	1,164,138	**926,045**	1,039,154
- accumulated impairment losses	**(26,873)**	(26,873)	**(342,630)**	(342,630)
	1,137,265	1,137,265	**583,415**	696,524
Unquoted shares at cost	**1,653**	1,540	**1,540**	1,540
	1,138,918	1,138,805	**584,955**	698,064
Share of post-acquisition results and reserves	**(171,706)**	(265,454)	**-**	-
	967,212	873,351	**584,955**	698,064
Market value of quoted shares	**435,568**	358,128	**295,791**	345,786
Represented by:				
Share of net assets other than goodwill	**968,970**	882,301		
Share of goodwill in associated companies	**144,692**	154,206		
	1,113,662	1,036,507		
Unamortised goodwill on acquisition	**266,623**	279,542		
Unamortised negative goodwill on acquisition	**(413,073)**	(442,698)		
	967,212	873,351		

Certain investment in associated companies of the Group with carrying value totalling RM616.8 million (2004: RM538.4 million) have been charged to financial institutions for credit facilities granted to the Group and as security for the LCB Bonds and the LCB Debts issued by the Company.

The associated companies are:

Name of Company	Country of Incorporation	Holding in Equity 2005 %	Holding in Equity 2004 %	Accounting Year End	Principal Activities
Amsteel Corporation Berhad	Malaysia	**38.2** **# 1.9**	38.2 # 1.9	30 June	Investment holding
Lion Industries Corporation Berhad	Malaysia	**25.9** **# 15.9**	41.6 # 1.3	30 June	Investment holding and property development
Lion Plantations Sdn Bhd	Malaysia	**30.0**	30.0	30 June	Investment holding
Lion Insurance Company Limited	Malaysia	**# 37.0**	-	30 June	Captive insurance business

Held by subsidiary companies.

During the financial year, Lion Industries Corporation Berhad issued 17.82 million ordinary shares at RM1.00 each upon the exercise of shares granted pursuant to its ESOS. The new ordinary shares represented 2.62% of the enlarged share capital, and as a result, the Group's equity interest in Lion Industries Corporation Berhad has been diluted accordingly.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

13. INVESTMENTS

	Group		Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Unquoted shares				
- at cost	**183**	183	-	-
- allowance for diminution in value	**(123)**	(123)	-	-
	60	60	-	-
Quoted shares in Malaysia				
- at cost	**19,463**	24,887	**16,439**	21,864
- allowance for diminution in value	**(5,008)**	(5,008)	**(2,378)**	(2,378)
	14,455	19,879	**14,061**	19,486
Other investment at cost	**25**	25	-	-
Total	**14,540**	19,964	**14,061**	19,486
Market value of quoted shares	**18,367**	15,378	**17,757**	14,975

Certain of the Company's investments with carrying values totalling RM0.9 million (2004: RM0.9 million) have been charged to financial institutions for credit facilities granted to the Company and as security for the LCB Bonds and the LCB Debts issued by the Company.

14. INTANGIBLE ASSETS

	Group	
	2005 RM'000	2004 RM'000
Goodwill		
At 1 July and 30 June	**617,713**	617,713
Cumulative amortisation at 1 July	**(41,175)**	(16,475)
Amortisation for the year	**(24,700)**	(24,700)
Cumulative amortisation at 30 June	**(65,875)**	(41,175)
Net	**551,838**	576,538
Deferred expenditure		
Pre-commercial production expenses	**148,104**	148,104
Cumulative amortisation at 1 July	**(61,709)**	(46,899)
Amortisation for the year	**(14,810)**	(14,810)
	(76,519)	(61,709)
	71,585	86,395
Written off during the year	**(71,585)**	-
Net	-	86,395
Total	**551,838**	662,933


LION CORPORATION BERHAD
(Incorporated in Malaysia)

15. INVENTORIES

	Group	
	2005	2004
	RM'000	RM'000
At cost:		
Raw materials	**854,286**	432,220
Work-in-progress	**1,242**	1,693
Finished goods	**403,639**	317,033
General and consumables stores	**157,473**	85,361
Goods-in-transit	**78**	-
	1,416,718	836,307
At net realisable value:		
Raw materials	**5,342**	5,112
Finished goods	**4,212**	4,761
Total	**1,426,272**	846,180

Certain raw materials and finished goods of the Group have been secured against financing facilities are as follows:

	Group	
	2005	2004
	RM'000	RM'000
Raw materials:		
- with a related party	**37,045**	68,375
- with external parties	**696,418**	216,407
	733,463	284,782
Finished goods:		
- with a related party	**94,820**	11,438
- with external parties	-	19,994
	94,820	31,432

Included in raw materials under financing facilities is an amount of RM115.00 million (2004: RM104.36 million) which relates to raw materials in transit.

The financing facilities with a related party have been entered into in the normal course of business and has been established on terms that are no more favourable to the related party than those arranged with independent third parties. The corresponding liabilities of these inventories are disclosed in Note 19.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

16. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Current				
Trade receivables	**200,664**	97,757	-	-
Allowance for doubtful receivables	**(14,433)**	(14,168)	-	-
	186,231	83,589	-	-
Retention monies	**320**	559	-	-
Allowance for doubtful receivables	-	(106)	-	-
	320	453	-	-
Other receivables, deposits and prepayments	**51,935**	243,670	**702**	16
Allowance for doubtful receivables	**(3,005)**	(2,937)	-	-
	48,930	240,733	**702**	16
Gross amount due from contract customers	-	353	-	-
Total current portion	**235,481**	325,128	**702**	16
Non current				
Long term receivable	**234,751**	232,426	-	-

Included in other receivables, deposits and prepayments of the Company and of the Group is an amount receivable from a related party totalling RM0.3 million (2004: RM0.2 million) which has been charged to financial institutions for credit facilities granted to the Group and as security for the LCB Bonds and the LCB Debts issued by the Company.

The long term receivable is an amount due from Khazanah Nasional Berhad ("Khazanah") which arose from the issue of the Megasteel Sub-Bond (B) to Khazanah (refer to Note 24). The amount is unsecured and bears interest rate of 1.0% per annum. The amount is repayable over 10 years commencing from the day after the date of the full redemption of the Megasteel Sub-Bond (B) issued to Khazanah.

The Group's normal trade credit terms range from 5 days to 60 days. Other credit terms are assessed and approved on a case-by-case basis.

The Group has no significant concentration of credit risk that may arise from exposures to a single debtor or to groups of debtors.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

16. **TRADE AND OTHER RECEIVABLES (continued)**

Gross amount due from contract customers, pertaining to a subsidiary company, is as follows:

	Group	
	2005	2004
	RM'000	RM'000
Contract cost to date	**7,325**	7,325
Attributable profits	**308**	209
	7,633	7,534
Progress billings	**(7,633)**	(7,181)
Gross amount due from contract customers	**-**	353

The following amount was charged to construction contract during the financial year:

	Group	
	2005	2004
	RM'000	RM'000
Depreciation	**-**	2

17. **AMOUNT DUE FROM/(TO) SUBSIDIARY COMPANIES**

(a) **Current**

	Company	
	2005	2004
	RM'000	RM'000
Amount due from subsidiary companies	**1,732,518**	1,646,294
Allowance for doubtful receivables	**(9,744)**	(9,744)
	1,722,774	1,636,550
Amount due to subsidiary companies	**(24,788)**	(142,236)

The amounts due from/(to) subsidiary companies which arose mainly from inter-company advances and payments made on behalf are unsecured and have no fixed repayment terms. The amounts due from subsidiary companies bear a weighted average effective interest rate of 7.7% (2004: 7.7%) per annum and the amounts due to subsidiary companies bear a weighted average effective interest rate of 1.0% (2004: 1.0%) per annum.

(b) **Non current**

	Company	
	2005	2004
	RM'000	RM'000
Amount due to a subsidiary company	**(2,112,756)**	(2,091,838)

The amount due to a subsidiary company arose mainly from the Company's investment in Megasteel Sub-Bond (A), an instrument which confers the Company a contractual right to receive the proposed pre-determined yearly amount of cash flow from Megasteel Sdn Bhd, under the GWRS. The amount is unsecured and bears an effective interest rate of 1.0% per annum.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

18. DEPOSITS WITH FINANCIAL INSTITUTIONS

The deposits of the Group and the Company carry a weighted average effective interest rate as at the balance sheet date of 2.6% (2004: 2.7%) and 2.6% (2004: 2.8%) per annum respectively and have an average maturity of 6 days (2004: 29 days) and 15 days (2004: 30 days) respectively.

19. TRADE AND OTHER PAYABLES

	Group		Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Trade payables	**1,525,893**	849,208	-	-
Other payables and accruals	**188,596**	290,352	**28,339**	29,131
Hire purchase liabilities (Note 27)	**912**	167	-	-
Project payables (Note 27)	**88,970**	84,014	-	-
	1,804,371	1,223,741	**28,339**	29,131

Included in trade payables is an amount of RM753.2 million (2004:RM296.2 million) which relates to trade financing arrangements with parties where the titles of the inventories pertaining to these arrangements are legally passed to these parties, and of which the Group has an obligation to purchase. The obligation to purchase ranges from 90 days to 120 days, with interest rates from 3% to 6% per annum. The inventories under such arrangements are disclosed in Note 15. All other normal credit terms granted to the Group in trade payables range from 30 days to 60 days.

20. BANK OVERDRAFTS

	Group	
	2005 RM'000	2004 RM'000
Secured	**7,830**	9,232

Bank overdrafts pertaining to certain subsidiary companies are secured by charges on the property, plant and equipment as disclosed in Note 10, and other assets of the subsidiary companies.

The weighted average effective interest rate for bank overdrafts at the balance sheet date is 7.6% (2004: 7.8%) per annum.



21. **SHORT TERM BORROWINGS**

	Group	
	2005	2004
	RM'000	RM'000
Term loans:		
Portion repayable within one year (Note 25)	**761,149**	903,325
Secured:		
Bills payable	**98,206**	63,799
Revolving credits	**35,500**	41,839
Short term loans	**36,118**	24,077
	169,824	129,715
Unsecured:		
Bills payable	**2,968**	2,164
Total	**933,941**	1,035,204

Bills payable and revolving credits pertaining to certain subsidiary companies are secured by charges on the property, plant and equipment as disclosed in Note 10, and other assets of the subsidiary companies.

The weighted average effective interest rates at the balance sheet date for the respective credit facilities are as follows:

	Group	
	2005	2004
	%	%
Bills payable	**4.5**	4.9
Revolving credits	**6.4**	7.1
Short term loans	**6.5**	4.4

22. **SHARE CAPITAL**

	Group and Company	
	2005	2004
Ordinary shares of RM1.00 each	RM'000	RM'000
(a) Authorised:		
At 1 July and 30 June	**2,000,000**	2,000,000
(b) Issued and fully paid:		
At 1 July	**919,041**	919,041
Shares issued pursuant to Executive Share Option Scheme	**6,553**	-
At 30 June	**925,594**	919,041


LION CORPORATION BERHAD
(Incorporated in Malaysia)

22. SHARE CAPITAL (continued)

During the financial year, the Company increased its issued and paid-up share capital from RM919,040,622 to RM925,593,622 by the issuance of 6,553,000 new ordinary shares of RM1.00 each for cash pursuant to the Executive Share Option Scheme of the Company.

As at 30 June 2005, there were 91,380,750 unexercised warrants with a right to subscribe for ordinary shares in the Company on the basis of one new ordinary share for every one warrant held at the subscription price of RM2.60 per ordinary share. The warrants which were constituted by a Deed Poll dated 18 December 1997 ("Deed Poll"), were offered on a renounceable basis of three (3) warrants for every four (4) existing shares held.

The new shares allotted and issued upon the exercise of the subscription rights shall be fully paid and shall rank pari passu in all respects with the then existing shares including any entitlement to any dividends, rights, allotments or other distributions except that such new shares shall not rank for any dividends, rights, allotments or other distributions on or before the entitlement date of which is before the allotment of the new shares.

The Company had on 9 September 2005 announced that the exercise period of the warrants has been extended from 10 December 2005 to 10 December 2006. The duration and exercise period of the warrants would, subject to certain conditions, be further extended up to an additional period of one (1) year and six (6) months to 10 June 2008.

The Executive Share Option Scheme ("ESOS") for the eligible executives and Executive Directors of the Group was approved by the shareholders of the Company on 22 March 2000. The ESOS became effective on 16 May 2000 and expired on 15 May 2005.

The salient features and other terms of the ESOS were as follows:

(a) Executive directors and confirmed executive employees of the Group who have been employed for a period of at least one year shall be eligible to participate in the ESOS.

(b) The maximum number of new shares in the Company which may be issued and allotted pursuant to the exercise of options granted under the ESOS shall not exceed 10% of the issued and paid-up share capital of the Company at any point of time during the existence of the ESOS.

(c) No options shall be granted for less than 1,000 ordinary shares nor more than the maximum allowable allotment and shall be in multiples of 1,000 ordinary shares.

(d) The options price of each ordinary share under the ESOS shall be determined by the Board upon the recommendation of the ESOS Committee which is at a discount of not more than 10% on the weighted average market price of the shares for the five market days immediately preceding the date of offer, or the par value of each ordinary share, whichever is higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the ESOS Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.



22. SHARE CAPITAL (continued)

The movements in the number of options granted, exercised and lapsed pursuant to the ESOS during the financial year are as follows:

		Number of options				
Granted on	Subscription price per share RM	Balance as at 1.7.2004 '000	Granted '000	Exercised '000	Lapsed '000	Balance as at 30.6.2005 '000
22.5.2000	2.69	977	-	-	977	-
6.8.2003	1.00	2,992	-	2,442	550	-
27.4.2004	1.00	4,636	-	4,111	525	-
		8,605	-	6,553	2,052	-

23. RESERVES

	Group		Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Non-distributable :				
Share premium	**75,032**	75,032	**75,032**	75,032
Negative goodwill	**543**	575	**-**	-
Revaluation reserves	**242,531**	247,367	**-**	-
Capital reserves	**87,990**	88,127	**-**	-
Translation reserves	**1,831**	2,124	**-**	-
	407,927	413,225	**75,032**	75,032
Accumulated losses	**(414,058)**	(626,791)	**(570,591)**	(496,175)
	(6,131)	(213,566)	**(495,559)**	(421,143)

Revaluation reserves comprise surplus arising on revaluation of property, plant and equipment net of deferred tax effects.

Capital reserves comprise mainly share of post acquisition reserves of an associated company and profits recorded by a subsidiary company which was incorporated to manage the Ringgit Malaysia debts under the Group Wide Restructuring Scheme ("GWRS").

Translation reserves comprise gain or loss on translation of net equity of foreign subsidiary companies.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

24. BONDS AND DEBTS

	Group		Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Current				
Secured:				
- LCB Bonds	**54,356**	26,339	**54,356**	26,339
- LCB Debts	**56**	44	**56**	44
	54,412	26,383	**54,412**	26,383
Non current				
Secured:				
- LCB Bonds	**1,796,365**	1,683,932	**1,796,365**	1,683,932
- LCB Debts	**11,392**	10,779	**11,392**	10,779
Unsecured bond:				
- Megasteel Sub-Bond (B)	**234,751**	232,426	**-**	-
	2,042,508	1,927,137	**1,807,757**	1,694,711
Total				
Secured:				
- LCB Bonds	**1,850,721**	1,710,271	**1,850,721**	1,710,271
- LCB Debts	**11,448**	10,823	**11,448**	10,823
Unsecured bond:				
- Megasteel Sub-Bond (B)	**234,751**	232,426	**-**	-
	2,096,920	1,953,520	**1,862,169**	1,721,094

The bonds and debts are redeemable/repayable over the following periods:

	Group		Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Within 1 year	**54,412**	26,383	**54,412**	26,383
From 1 to 5 years	**1,191,781**	668,628	**1,089,370**	629,693
After 5 years	**850,727**	1,258,509	**718,387**	1,065,018
	2,096,920	1,953,520	**1,862,169**	1,721,094

Pursuant to the implementation of the GWRS in 2003, the Company has on 14 March 2003 issued the following zero coupon redeemable secured bonds ("LCB Bonds") and debts ("LCB Debts"):

(i) RM45.445 million (present value as at the date of issue) Class A LCB Bonds, having a maturity date of 31 December 2004 as part of the settlement of debts;

(ii) RM474.836 million (present value as at the date of issue) Class B (a) LCB Bonds, having a maturity date of 31 December 2009 as part of the settlement of debts;

(iii) RM1,071.826 million (present value as at the date of issue) Class B (b) LCB Bonds, having a maturity date of 31 December 2011 as part of the consideration for the acquisition of an additional 40% equity interest in Megasteel Sdn Bhd ("Megasteel") and of 224.54 million shares in Lion Industries Corporation Berhad; and


LION CORPORATION BERHAD
(Incorporated in Malaysia)

24. **BONDS AND DEBTS (continued)**

(iv) USD2.628 million (present value as at the date of issue) LCB Debts, having a maturity date of 31 December 2009 as part of the settlement of debts.

Megasteel, a subsidiary company, has also issued RM226.71 million (present value as at the date of issue) Megasteel Sub-Bond (B), having a maturity date of 31 December 2011 to Khazanah. The Megasteel Sub-Bond (B) is an instrument which confers Khazanah a contractual right to receive the proposed pre-determined yearly amount of cash flow from Megasteel, is unsecured and is repayable after five years.

The Company has obtained the bondholders and lenders approval on 16 December 2004 to defer the redemption/repayment of the following LCB Bonds and LCB Debts:

	Due on 31 December 2004 defer to 31 March 2005 Nominal amount	**Due on 31 December 2004 defer to 31 December 2005 Nominal amount**
Class A LCB Bonds (RM'000)	8,049	9,419
Class B (a) LCB Bonds (RM'000)	860	1,007
Class B (b) LCB Bonds (RM'000)	1,942	2,272
LCB Debts (USD'000)	5	6

On 1 April 2005, the Company had fully redeemed/repaid the LCB Bonds and LCB Debts due on 31 March 2005.

The cash yields to maturity from 14 March 2003 to the date of actual redemption/repayment of the above bonds and debts are as follows:

Class A LCB Bonds	6.00%
Class B (a) LCB Bonds	5.75%
Class B (b) LCB Bonds	7.75%
LCB Debts	5.00%
Megasteel Sub-Bond (B)	1.00%

An additional 1.00% interest above the cash yields to maturity shall be charged on the portion delayed in redemption/repayment for LCB Bonds and LCB Debts.

Securities for the LCB Bonds and the LCB Debts

The Security Trustee holds the following securities for the benefit of the holders of the LCB Bonds and the LCB Debts:

(i) The assets included in the Proposed Divestment Programme ("PDP") for the LCB Group. If there is an existing security on any such assets as at 14 March 2003 ("Existing Charge"), the Security Trustee will take a lower priority security interest.

(ii) The CPB Inter-Co Repayment (amounts owing by Lion Diversified Holdings Berhad to LCB) receivable by the Company.

(iii) The Redemption Account held by the Company. The Redemption Account will capture the "Dedicated Cash Flows" held by the Company.



24. BONDS AND DEBTS (continued)

Dedicated Cash Flows mean cash flows from the following sources:

- net surplus proceeds from the disposal of any assets in the PDP for the Group over which there is presently a Charge, if applicable;

- net proceeds from the disposal of any assets in the PDP for the Group over which there is presently no Charge;

- proceeds from the redemption of the CPB Inter-Co Repayment received by the Company including any loyalty payment received following the full repayment of the CPB Inter-Co Repayment;

- subject to the proportions allocated to holders of the LCB Bonds and the LCB Debts, net proceeds from the disposal of any assets of the Group (other than assets in the PDP for the Group);

- Megasteel's dividends for years 2006 and 2007 and redemption of the Megasteel Sub-Bond (A) from year 2008 to year 2011; and

- Cash injection to be undertaken in year 2011.

(iv) Investments in associated companies, Amsteel Corporation Berhad and Lion Industries Corporation Berhad.

In relation to the LCB Bonds and the LCB Debts, the Company covenants, amongst others, that it will not without the prior written consent of the Trustee;

(i) Indebtedness

Create, incur, assume, guarantee or permit to exist any indebtedness with respect to the Company, its subsidiary companies, scheme companies and security party except such permitted indebtedness.

Permitted indebtedness shall mean, at any time, any indebtedness for borrowed money incurred or assumed by the Company, any of its subsidiary companies incorporated as at the date of the Trust Deed, any scheme company and any security party in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of the Company, any of its subsidiary companies, any scheme company and any security party at the time of its incurrence does not exceed the following limits:

(a) where the total redemption amounts of the LCB Bonds redeemed, or cancelled pursuant to an early redemption or purchase, and the total repayment amounts repaid and, in the case of an early repayment or purchase; the total repayment amounts in respect of the Class B LCB Debts repaid or purchased up to the relevant time when the indebtedness is incurred or proposed to be incurred (which amount shall exclude amounts paid in respect of the Class B (b) LCB Bonds) and the up-front cash payment made on 31 January 2003 ("Repaid Amounts") is less than 50% of the aggregate outstanding nominal values of all LCB Bonds (other than Class B (b) LCB Bonds) and all Class B LCB Debts, at the issue date of the LCB Bonds, the limit shall be 20% of that Repaid Amounts;

(b) where the Repaid Amounts is equal to or exceeding 50% but less than 75% of the aggregate outstanding nominal values of all LCB Bonds (other than Class B (b) LCB Bonds) and outstanding repayment amount of all Class B LCB Debts at the issue date of the LCB Bonds, the limit shall be 35% of that Repaid Amounts; and

(c) where the total Repaid Amounts is equal to or more than 75% of the aggregate outstanding nominal values of all LCB Bonds (other than Class B (b) LCB Bonds) and outstanding repayment amount of all Class B LCB Debts at the issue date of the LCB Bonds, the limit shall be 50% of that Repaid Amounts.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

24. BONDS AND DEBTS (continued)

(ii) Disposal of assets in PDP

Dispose of assets/shares in the PDP if:

(a) the realisable value of the asset is above RM5 million; and
(b) the disposal price is at a discount of 20% or more of the market value of the assets; or
(c) the sale of asset is to a related party.

(iii) Disposal of residual assets

Dispose of assets not in the PDP if:

(a) the disposal price is in excess of RM25 million or 20% of the audited consolidated net tangible assets ("NTA") of the Company, whichever is lower; and
(b) the disposal is at a discount of 20% or more of the market value of the asset.

(iv) Capital expenditure

Incur and/or cause its subsidiary companies (other than the Excluded Companies) to incur any capital expenditure:

(a) for any new investment which is not within the core business of the Company or such subsidiary company as at the date of the Trust Deed; and
(b) exceeding 25% of the consolidated NTA of the Company in the event the consolidated NTA of the Company is positive or exceeding the sum of RM5 million in the event the consolidated NTA of the Company is negative.

The main financial covenants that need to be met prior to the redemption of the Megasteel Sub-Bonds by Megasteel are as follows:

(a) The ratio of the debts to tangible net worth of Megasteel shall be less than or equal to one point five (1.5) times.

(b) The debt service cover ratio of Megasteel shall be equal to or more than one point four (1.4) times.

(c) The ratio of current assets to current liabilities of Megasteel shall equal to or more than one point zero (1.0) times.

(d) The finished goods inventories turnover period of Megasteel shall be less than or equal to thirty (30) days.

(e) The trade receivables collection period of Megasteel shall be less than or equal to twenty five (25) days.



25. LONG TERM BORROWINGS

	Group	
	2005 RM'000	2004 RM'000
Term Loans		
Secured	**1,630,995**	1,809,389
Portion repayable within one year and included under current liabilities (Note 21)	**(761,149)**	(903,325)
	869,846	906,064

The term loans are repayable over the following periods:

	Group	
	2005 RM'000	2004 RM'000
Within 1 year (Note 21)	**761,149**	903,325
From 1 to 5 years	**869,846**	906,064
	1,630,995	1,809,389

The term loans of a subsidiary company are secured by way of a first fixed charge over their freehold land and fixed and floating charges over other assets of the subsidiary company concerned.

The weighted average effective interest rate at balance sheet date for term loans is 6.0% (2004: 4.1%) per annum.

26. DEFERRED TAXATION

	Group	
	2005 RM'000	2004 RM'000
At 1 July	**(116,932)**	(121,425)
Net recognised in income statement (Note 8)	**81,345**	4,493
At 30 June	**(35,587)**	(116,932)
Presented after appropriate offsetting as follows:		
Deferred tax assets	**187,000**	-
Deferred tax liabilities	**(222,587)**	(116,932)
	(35,587)	(116,932)


LION CORPORATION BERHAD
(Incorporated in Malaysia)

26. DEFERRED TAXATION (continued)

The Group's movements in deferred tax assets and liabilities during the financial year prior to offsetting of balances comprise the following:

Deferred tax assets of the Group

	Unabsorbed capital allowances RM'000
At 1 July 2004	-
Recognised in income statement	**187,000**
At 30 June 2005	**187,000**

Deferred tax liabilities of the Group

	Property, plant and equipment RM'000	Revaluation reserve RM'000	Total RM'000
At 1 July 2003	353	121,072	121,425
Recognised in income statement	-	(4,493)	(4,493)
At 30 June 2004	**353**	**116,579**	**116,932**
Recognised in income statement	**115,988**	**(10,333)**	**105,655**
At 30 June 2005	**116,341**	**106,246**	**222,587**

Deferred tax assets have not been recognised in respect of the following items:

	Group	
	2005 RM'000	2004 RM'000
Unutilised pioneer tax losses	-	128,750
Unutilised tax losses	**116,282**	44,485
Unabsorbed capital allowances	**22,241**	7,196
	138,523	180,431

The unutilised pioneer tax losses, unutilised tax losses and unabsorbed capital allowances carried forward are subject to agreement by the tax authority.

A subsidiary company has been granted pioneer status under the Promotion of Investments Act, 1986. The Pioneer incentive is given for a period of 5 years from 1 February 2000 to 31 January 2005 with an option to extend for another 5 years thereafter. The subsidiary company has submitted an application to the Ministry of International Trade & Industry to extend the pioneer status to 31 January 2010. The application is currently under the consideration of the authority. Accordingly, deferred tax assets were recognised after the expiry of the pioneer status for the initial 5 years, on 31 January 2005.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

27. DEFERRED LIABILITIES

	Group	
	2005	2004
	RM'000	RM'000
HIRE PURCHASE LIABILITIES		
Payable within 1 year	**1,035**	203
Payable between 1 and 5 years	**1,691**	405
	2,726	608
Finance charges	**(320)**	(102)
	2,406	506
Analysed as:		
Payable within 1 year (Note 19)	**912**	167
Payable between 1 and 5 years	**1,494**	339
	2,406	506
PROJECT PAYABLES - UNSECURED		
Payable due within 1 year (Note 19)	**88,970**	84,014
Payable later than 1 year	**-**	55,636
	88,970	139,650
TOTAL DEFERRED LIABILITIES		
Payable within 1 year	**89,882**	84,181
Payable later than 1 year	**1,494**	55,975
	91,376	140,156

The hire purchase liabilities carry interest rates at the balance sheet date at rates ranging from 2.8% to 5.0% (2004: 3.3% to 5.0%) per annum.

Project payables represent construction costs for plant and machinery payable. The amount is unsecured, interest free and fully repayable within one year.

28. COMMITMENTS

(a) Capital commitments

As at end of the financial year, the Group has the following capital commitments:

	Group	
	2005	2004
	RM'000	RM'000
Capital expenditure for property, plant and equipment:		
- approved and contracted for	**59,459**	90,483
- approved but not contracted for	**3,368**	8,195
	62,827	98,678


LION CORPORATION BERHAD
(Incorporated in Malaysia)

28. **COMMITMENTS (continued)**

(b) **Operating lease commitments**

As of the end of the financial year, the Group has the following operating lease commitments:

	Group	
	2005	**2004**
	RM'000	**RM'000**
The future minimum lease payments under non-cancellable operating lease are as follows:		
Within 1 year	**186**	186
From 1 to 5 years	**714**	900
	900	1,086

29. **CONTINGENT LIABILITIES**

	Group		Company	
	2005	**2004**	**2005**	**2004**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Guarantees in respect of loans and credit facilities granted to subsidiary companies				
- unsecured	**-**	-	**46,767**	40,859
Litigation claim *	**342**	342	**-**	-
	342	342	**46,767**	40,859

* Represent a claim made against a subsidiary company for the breach of the memorandum of sublet of property and its cost of repairs. The Directors are of the opinion that there is no merit to the claim made and they do not expect any material loss to arise therefrom. Accordingly, no provision has been made in the financial statements.

30. **RELATED PARTY TRANSACTIONS**

a) Significant transactions undertaken with related parties excluding those parties disclosed as related companies in the financial statements are as follows:

		Group	
		2005	**2004**
Name of Company	**Type of transaction**	**RM'000**	**RM'000**
i) With Amsteel Corporation Berhad Group ("Amsteel"):			
Lion Tooling Sdn Bhd	Trade purchases	**4,211**	3,765
Singa Logistics Sdn Bhd	Logistic services	**14,182**	7,871
Secom (M) Sdn Bhd	Trade purchases	**335**	155
ii) With Lion Industries Corporation Berhad Group ("LICB"):			
Amsteel Mills Sdn Bhd	Trade sales	**787,095**	328,075
	Trade purchases	**1,149,822**	529,225
Antara Steel Mills Sdn Bhd	Trade sales	**30,020**	16,752
Amsteel Mills Marketing Sdn Bhd	Management services	**1,268**	1,353

Amsteel and LICB are associated companies of the Company.


LION CORPORATION BERHAD
(Incorporated in Malaysia)

30. RELATED PARTY TRANSACTIONS (continued)

Name of Company	Type of transaction	Group 2005 RM'000	Group 2004 RM'000
iii) With other related parties			
Bright Steel Sdn Bhd	Trade sales	**234,983**	147,594
	Trade purchases	**63,756**	67,395
Bright Steel Service Centre Sdn Bhd	Trade sales	**29,404**	5,966
	Trade purchases	**1,419**	317
Lion Holdings Pte Ltd	Trade purchases	**506,407**	99,856
Lion Plate Mills Sdn Bhd	Trade sales	**45,402**	34,123
	Trade purchases	**6,238**	6,279
Lion Motor Sdn Bhd	Trade sales	**3,324**	-
	Trade purchases	**13,773**	4,532
Silverstone Berhad	Trade purchases	**83**	136
S.I.T Corporate Learning Centre Sdn Bhd	Training services	**134**	151
Silverstone Marketing Sdn Bhd	Rental income	**138**	138
Posim Petroleum Marketing Sdn Bhd	Trade purchases	**2,200**	1,292
Likom Plastic Industries Sdn Bhd	Trade purchases	**325**	-
Lion Forest Industries Berhad	Trade sales	**(1,345)**	143,773
PT Lion Metal Works Tbk	Trade sales	**4,651**	1,790

Bright Steel Sdn Bhd and Bright Steel Service Centre Sdn Bhd are subsidiary companies of Amalgamated Containers Berhad, a company in which certain Directors and substantial shareholders of the Company are substantial shareholders and/or directors.

Lion Holdings Pte Ltd, Lion Plate Mills Sdn Bhd, Likom Plastic Industries Sdn Bhd and PT Lion Metal Works Tbk are companies in which certain Directors and substantial shareholders of the Company have an interest.

Lion Motor Sdn Bhd, Silverstone Berhad, S.I.T. Corporate Learning Centre Sdn Bhd and Silverstone Marketing Sdn Bhd are subsidiary companies of Silverstone Corporation Berhad, a company in which certain Directors and substantial shareholders of the Company are substantial shareholders and/or directors.

Posim Petroleum Marketing Sdn Bhd is a subsidiary company of Lion Forest Industries Berhad, a company in which certain Directors of the Company are substantial shareholders and/or directors.

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable to the related parties than those arranged with independent third parties.

b) ESOS granted to Directors

Share options over ordinary shares of the Company granted to executive Director of the Company during the financial year are as follows:

	Number of options: Granted during the financial year 2005	Granted during the financial year 2004	Unexercised options at financial year end 2005	Unexercised options at financial year end 2004
Tan Sri William H.J. Cheng	-	325,000	-	448,000



31. SEGMENTAL ANALYSIS

(a) Primary reporting format - business segments:

The Group is organised into three major business segments:

(i) Steel - manufacturing of hot rolled coils, bands, plates and sheets
(ii) Manufacturing - manufacture and distribution of office equipment, security equipment and steel related products
(iii) Motor - assembly of commercial vehicles and trading of motor vehicles

Other business segments comprise investment holding, treasury business, construction and civil engineering work, share registration and secretarial services.

The Directors are of the opinion that all inter-segment transactions were carried out on terms and conditions not materially different from those obtainable in transactions with independent third parties.

2005	Steel RM'000	Manufac-turing RM'000	Motor RM'000	Others RM'000	Elimination RM'000	Group RM'000
Revenue						
External	3,877,990	33,201	65,163	732	-	3,977,086
Inter-segment	1,238	396	-	-	(1,634)	-
Total revenue	3,879,228	33,597	65,163	732	(1,634)	3,977,086
Results						
Segment results	403,302	(1,402)	(2,456)	(20,076)	-	379,368
Interest income						7,754
Investment income						665
Profit from operations						387,787
Finance costs						(320,347)
Share in results of associated companies	156,638	-	-	(12,837)	-	143,801
Profit before taxation						211,241
Taxation						53,719
Profit after taxation						264,960
Minority interests						(33,195)
Net profit for the financial year						231,765
Segment assets	5,290,968	30,615	57,383	468,004	-	5,846,970
Associated companies	548,078	-	-	419,134	-	967,212
Unallocated corporate assets						16,788
Consolidated total assets						6,830,970
Segment liabilities	1,674,196	6,180	12,714	110,369	-	1,803,459
Unallocated corporate liabilities						3,946,619
Consolidated total liabilities						5,750,078

31. **SEGMENTAL ANALYSIS (continued)**

(a) **Primary reporting format - business segments: (continued)**

2005	Steel RM'000	Manufac-turing RM'000	Motor RM'000	Others RM'000	Elimination RM'000	Group RM'000
Other information						
Capital expenditure	**219,999**	**277**	**1,918**	**-**	**-**	**222,194**
Depreciation and amortisation	**249,528**	**971**	**2,032**	**24,696**	**-**	**277,227**
Impairment losses	**3,869**	**-**	**51**	**-**	**-**	**3,920**
Non-cash expenses other than depreciation, amortisation and impairment losses	**95,767**	**300**	**188**	**(34)**	**-**	**96,221**

2004	Steel RM'000	Manufac-turing RM'000	Motor RM'000	Others RM'000	Elimination RM'000	Group RM'000
Revenue						
External	2,348,934	29,239	67,061	208	-	2,445,442
Inter-segment	676	339	-	-	(1,015)	-
Total revenue	2,349,610	29,578	67,061	208	(1,015)	2,445,442
Results						
Segment results	220,132	(3,763)	(3,393)	(11,855)	(22)	201,099
Interest income						8,149
Investment income						8
Profit from operations						209,256
Finance costs						(269,007)
Share in results of associated companies	153,321	-	-	6,857	-	160,178
Profit before taxation						100,427
Taxation						(45,309)
Profit after taxation						55,118
Minority interests						(11,887)
Net profit for the financial year						43,231



31. SEGMENTAL ANALYSIS (continued)

(a) Primary reporting format - business segments: (continued)

2004	Steel RM'000	Manufacturing RM'000	Motor RM'000	Others RM'000	Elimination RM'000	Group RM'000
Segment assets	4,549,200	24,255	49,447	617,719	-	5,240,621
Associated companies	445,285	-	-	428,066	-	873,351
Unallocated corporate assets						21,461
Consolidated total assets						6,135,433
Segment liabilities	1,217,667	5,750	8,120	47,673	-	1,279,210
Unallocated corporate liabilities						4,021,548
Consolidated total liabilities						5,300,758
Other information						
Capital expenditure	307,267	179	493	-	-	307,939
Depreciation and amortisation	98,393	1,047	2,181	24,700	-	126,321
Impairment losses	-	-	2,811	186	-	2,997
Reversal of impairment losses	-	-	-	(1,046)	-	(1,046)
Non-cash expenses other than depreciation, amortisation and impairment losses	-	426	566	1,943	-	2,935

(b) Secondary reporting format – geographical segments:

The Group principally operates its business segments in Malaysia. Other geographical segments are mainly based on the location of customers as follows:

2005	Malaysia RM'000	China RM'000	Others RM'000	Total RM'000
Segment revenue	**2,541,259**	**227,470**	**1,208,357**	**3,977,086**
Segment assets	**5,846,970**	**-**	**-**	**5,846,970**
Capital expenditure	**222,194**	**-**	**-**	**222,194**
2004				
Segment revenue	2,046,872	261,953	136,617	2,445,442
Segment assets	5,240,621	-	-	5,240,621
Capital expenditure	307,939	-	-	307,939



32. **CASH FLOW STATEMENTS**

(a) Adjustments for non-cash items, interests and dividend:

	Group		Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Share in results of associated companies	**(143,801)**	(160,178)	-	-
Property, plant and equipment				
- depreciation	**237,749**	86,843	-	-
- impairment losses	**3,920**	2,997	-	-
- written off	**24,255**	315	-	-
Interest expenses	**320,347**	269,007	**176,585**	166,705
Gain on disposal of:				
- quoted investment	**(2,284)**	-	**(2,284)**	-
- investment in an associated company	-	(3,337)	**(3,890)**	-
Gain on disposal of property, plant and equipment	**(69)**	(154)	-	-
Deferred expenditure:				
- amortisation	**14,810**	14,810	-	-
- written off	**71,585**	-	-	-
Amortisation of:				
- goodwill	**24,700**	24,700	-	-
- negative goodwill	**(32)**	(32)	-	-
Interest income	**(7,754)**	(8,149)	**(105,773)**	(98,481)
Allowance for doubtful receivables:				
- others	**300**	2,190	-	-
- written back	**(35)**	(9)	-	-
Dividend income	**(665)**	(8)	**(2,470)**	(1,419)
Bad receivables written off	-	63	-	-
Allowance for obsolete inventories	**116**	376	-	-
Impairment/(Reversal of impairment) losses in:				
- subsidiary companies	-	-	**10,100**	-
- an associated company	-	(1,046)	-	132,119
Unrealised (gain)/loss on foreign exchange	**(8,758)**	3,982	-	-
	534,384	232,370	**72,268**	198,924

(b) Purchase of property, plant and equipment

	Group	
	2005	2004
	RM'000	RM'000
Aggregate cost of purchase	**222,194**	307,939
Purchase by means of:		
- hire purchase	**(2,536)**	(210)
- deferred payment	**(26,329)**	(39,063)
	193,329	268,666

32. CASH FLOW STATEMENTS (continued)

(c) Acquisition of a subsidiary company:

	Group As at 30.9.2004 RM'000
Property, plant and equipment	103,562
Inventories	396
Trade and other receivables	5,559
Cash and bank balances	524
Trade and other payables	(110,041)
Fair value of net assets acquired	-
Total purchase consideration *	-
	-
Cash and cash equivalents of subsidiary company acquired	524
Cash inflow on acquisition	524

* Purchase consideration is RM1.00

(d) Cash and cash equivalents at end of the financial year

	Group		Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Cash and bank balances	22,019	9,173	453	157
Deposits with the financial institutions	165,622	7,776	1,507	5,450
Bank overdrafts	(7,830)	(9,232)	-	-
	179,811	7,717	1,960	5,607

33. COMPARATIVES

The presentation and classification of items in the comparative amounts as at 30 June 2004 have been reclassified to conform with current year's presentation. These amounts have been adjusted to reflect the recognition of raw materials and finished goods committed with third parties, and of which a subsidiary has the obligation to purchase.

	As Restated RM'000	Adjustments RM'000	As Previously Stated RM'000
Group			
Inventories	846,180	316,214	529,966
Trade and other receivables	325,128	(19,995)	345,123
Trade and other payables	(1,223,741)	(296,219)	(927,522)

34. **FINANCIAL INSTRUMENTS**

Financial Risk Management Objectives and Policies

The Group's financial risk management policy seeks to ensure that adequate financial resources are available for the development of the Group's businesses whilst managing its risks. The Group operates within clearly defined guidelines on financial risk management and it is not the Group's policy to engage in speculative transactions.

The main areas of financial risks faced by the Group and the policy in respect of the major areas of treasury activity are set out as follows:

Foreign currency risk

The Group's exposure to currency risks are mainly in US Dollar to which the Ringgit Malaysia is pegged during the financial year. Subsequent to the financial year end, the Ringgit Malaysia peg has been changed to a managed float linked to a basket of foreign currencies, and the exchange rate for US Dollar is not expected to deviate significantly from the previous year. The Company attempts to limit its exposure in foreign currency by entering into forward contracts wherever possible.

The financial assets and financial liabilities of the Group companies that are not denominated in their functional currencies are as follows:

Group	US Dollar RM'000	Euro RM'000	Singapore Dollar RM'000	Others RM'000	Total RM'000
At 30 June 2005					
Functional currency					
Trade and other receivables					
Ringgit Malaysia	**11,898**	-	-	-	**11,898**
Trade and other payables					
Ringgit Malaysia	**444,497**	**120,363**	**8,370**	**1,590**	**574,820**
Bonds and debts					
Ringgit Malaysia	**11,448**	-	-	-	**11,448**
Borrowings					
Ringgit Malaysia	**935,443**	-	-	-	**935,443**
At 30 June 2004					
Trade and other receivables					
Ringgit Malaysia	25,042	-	-	-	25,042
Trade and other payables					
Ringgit Malaysia	161,247	119,179	6,640	33	287,099
Bonds and debts					
Ringgit Malaysia	10,823	-	-	-	10,823
Borrowings					
Ringgit Malaysia	955,107	24,077	-	-	979,184



34. **FINANCIAL INSTRUMENTS (continued)**

Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. Interest rate exposure arises from the Group's borrowings and deposits. Interest rates of the Group's borrowings are managed through fixed and floating rates. Investments in financial assets are short term in nature and are mostly placed as short term deposits with licensed financial institutions.

The information on maturities dates and effective interest rates of financial assets and liabilities are disclosed in their respective notes.

Credit risk

Credit risk, or the risk of counterparties defaulting, is controlled by the application of credit approvals, limits and monitoring procedures. Credit risks are minimised and monitored via strictly limiting the Group's associations to business partners with high creditworthiness. Receivables are monitored on an ongoing basis via Group management review and reporting procedures.

The Group does not have any significant exposure to any individual customer or counterparty nor does it have any major concentration of credit risk related to any financial instruments.

Market risk

The Group has in place policies to manage the Group's exposure to fluctuation in the prices of the key raw materials used in the operations through close monitoring and buying forward in anticipation of significant price increase, where possible. For market risk arising from changes in equity prices, the Group manages disposal of its investments to optimise returns on realisation.

Liquidity and cash flow risks

The Group has actively managed its debt maturity profile, operating cash flows and the availability of the funding so as to ensure that all financing, repayment and funding needs are met. As part of overall prudent liquidity management, the Group endeavours to maintain sufficient levels of cash or cash convertible investments to meet its working capital requirements.

Fair values

The carrying amounts of financial assets and liabilities of the Group and Company as at balance sheet date approximated their fair values except as set out below:

	Group		Company	
	Carrying amount RM'000	**Fair value RM'000**	**Carrying amount RM'000**	**Fair value RM'000**
2005				
Financial assets				
Quoted investments	**14,455**	**18,367**	**14,061**	**17,757**
Unquoted investments	**85**	**(iii)**	**-**	**-**
2004				
Financial assets				
Quoted investments	19,879	15,378	19,486	14,975
Unquoted investments	85	(iii)	-	-


LION CORPORATION BERHAD
(Incorporated in Malaysia)

34. FINANCIAL INSTRUMENTS (continued)

The fair value of the long term receivables is not computed as it arose from the issue of Megasteel Sub-Bond (B) for which the consideration is deferred and the timing and mode of settlement is uncertain.

It is not practical to estimate the fair values of amount due from/to subsidiary companies due principally to lack of fixed repayment terms entered into by the parties involved and without incurring excessive costs. However, the Group does not anticipate the carrying amounts recorded at the balance sheet date to be significantly different from the values that would eventually be received or settled.

The following methods and assumptions are used to estimate the fair values of the following classes of financial instruments:

(i) Cash and cash equivalents and trade and other receivables/payables

The carrying amounts approximate fair values due to the relatively short term maturity of these financial instruments.

(ii) Quoted investments

The fair value of quoted shares is determined by reference to the stock exchange quoted market bid prices at the close of the business on the balance sheet date.

The Directors are of the opinion that the excess carrying amount of the quoted investments over their fair value at the balance sheet date is temporary in nature as the net assets of an investee company of the Group's main investment and the net assets of other quoted investments as at end of the year are not significantly different from their carrying amounts.

(iii) Unquoted investments

It is not practical to estimate the fair value of the Group's unquoted investments due to time constraint, lack of market information and the inability to estimate fair value without incurring excessive costs. However, the Group does not expect the carrying amounts to be significantly different from recoverable amounts.

(iv) Borrowings

The carrying amount of short term borrowings approximates fair value because of the short maturity period. The fair value of long term borrowings is estimated based on the current rates available for borrowings with the same maturity profile.

(v) Derivative financial instruments

The fair value of a foreign currency forward contract is the amount that would be payable on termination of the outstanding position arising and is determined by reference to the difference between the contracted rate and forward exchange rate at the balance sheet date applied to a contract of similar quantum and maturity profile.


LION CORPORATION BERHAD

35. SIGNIFICANT EVENTS

During the financial year, the Company proposed the followings:

(a) Proposed conditional take-over offer to acquire the remaining 71,522,971 ordinary shares of RM1.00 each in Amalgamated Containers Berhad ("ACB") representing approximately 95.73% of ACB's issued and paid-up share capital not already owned by the Company and its wholly-owned subsidiary, Limpahjaya Sdn Bhd ("ACB Offer Shares") to be satisfied by the issue and allotment of up to 47,681,981 new ordinary shares of RM1.00 each in the Company ("LCB Shares") on the basis of two LCB Shares for every three existing ACB Offer Shares held at an issue price of RM1.31 per LCB Share ("Proposed ACB Acquisition");

(b) Proposed acquisition of approximately 36.68% of the issued and paid-up share capital of Lion Asiapac Limited ("LAP") comprising 148,750,644 ordinary shares of SGD0.10 each ("LAP Shares") together with 148,750,644 detachable warrants in LAP for a purchase consideration of SGD32,725,143 (equivalent to RM75,595,078) to be satisfied entirely by the issue and allotment of 57,706,166 new LCB Shares at an issue price of RM1.31 per LCB Share ("Proposed LAP Acquisition"); and

(c) Proposed acquisition of the entire issued and paid-up share capital of Lion Plate Mills Sdn Bhd ("LPM") comprising 10,000 ordinary shares of RM1.00 each for a purchase consideration of RM70,000,000 to be satisfied entirely by the issue and allotment of 53,435,115 new LCB Shares at an issue price of RM1.31 per LCB Share ("Proposed LPM Acquisition").

The Securities Commission had on 29 September 2005, approved the Proposed ACB Acquisition and the Proposed LPM Acquisition. The Securities Commission had informed the Company that it was not able to consider the Proposed LAP Acquisition as it had not approved Silverstone Corporation Berhad's application for its subsidiary, AMB Venture Sdn Bhd, to dispose of the LAP Shares.

36. SUBSEQUENT EVENT

The Company had on 1 September 2005 implemented an Executive Share Option Scheme ("ESOS") of up to 15% of the issued and paid-up share capital of the Company at any one time for the executive Directors and the executive employees of the Company and its subsidiary companies which are not dormant, who meet the criteria of eligibility for participation as set out in the By-laws of the ESOS.


LION CORPORATION BERHAD

STATEMENT BY DIRECTORS

We, TAN SRI WILLIAM H.J. CHENG and DATUK CHENG YONG KIM, being two of the Directors of LION CORPORATION BERHAD, do hereby state that, in the opinion of the Directors, the financial statements set out on pages 113 to 161 are drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Group and of the Company as at 30 June 2005 and of the results, and cash flows of the Group and of the Company for the financial year ended on that date.

Signed in accordance with a resolution of the Directors dated 21 October 2005.

TAN SRI WILLIAM H.J. CHENG
Chairman and Managing Director

DATUK CHENG YONG KIM
Director

Kuala Lumpur

STATUTORY DECLARATION

I, TAN SRI WILLIAM H.J. CHENG, the Director primarily responsible for the financial management of LION CORPORATION BERHAD, do solemnly and sincerely declare that the financial statements set out on pages 113 to 161 are, in my opinion and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

161

Subscribed and solemnly declared by the above-named TAN SRI WILLIAM H.J. CHENG at Kuala Lumpur in the Federal Territory on 21 October 2005.

TAN SRI WILLIAM H.J. CHENG

Before me

W-217
P. SETHURAMAN
Commissioner for Oaths
Kuala Lumpur


LION CORPORATION BERHAD
(Incorporated in Malaysia)

REPORT OF THE AUDITORS TO THE MEMBERS OF LION CORPORATION BERHAD

We have audited the financial statements set out on pages 113 to 161. These financial statements are the responsibility of the Company's Directors. Our responsibility is to form an independent opinion, based on our audit, on these financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility towards any other person for the content of this report.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

   (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company; and

   (ii) the state of affairs of the Group and of the Company as at 30 June 2005 and of the results, and cash flows of the Group and of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of subsidiary companies of which we have not acted as auditors are indicated in Note 11 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under Section 174(3) of the Act.

ONG BOON BAH & CO
AF: 0320
Chartered Accountants

WONG SOO THIAM
1315/12/06(J)
Partner of the Firm

Kuala Lumpur
21 October 2005

FURTHER INFORMATION

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors of Amsteel who collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm that, after making reasonable enquiries and to the best of their knowledge and belief, there are no other material facts, the omission of which would render any statement herein misleading.

2. CONSENTS

PM Securities has given and has not subsequently withdrawn its written consents to the inclusion in this Circular of its name, letters and all references thereto in the form and context in which it appears.

3. MATERIAL CONTRACTS

3.1 Amsteel

Save as disclosed below, neither Amsteel nor its subsidiaries has entered into any material contracts (not being contracts entered into in the ordinary course of business) within the two (2) years immediately preceding the date of this Circular:-

(i) Conditional Share Sale and Purchase Agreement dated 8 November 2004 between Ayer Keroh Resort Sdn Bhd, a 70%-owned subsidiary of Amsteel Corporation Berhad, Sea World Attraction Sdn Bhd, a wholly-owned subsidiary of Ayer Keroh Resort Sdn Bhd and TMW Lion GmbH for:-

(a) the disposal of the entire equity interest in Lion Ipoh Parade Sdn Bhd comprising 10,000,000 ordinary shares of RM1.00 each credited as fully paid for a total cash consideration of RM1.00; and

(b) the assumption and payment of inter-company balances owing by Lion Ipoh Parade Sdn Bhd to Sea World Attraction Sdn Bhd, to be computed based on the gross acquisition value of the shopping complex known as Ipoh Parade, owned by Lion Ipoh Parade Sdn Bhd of RM164.52 million adjusted for the net trade assets or liabilities to be assumed or cause to be assumed by the TMW Lion GmbH, based on the proforma balance sheet of Lion Ipoh Parade Sdn Bhd as at the date of completion of the disposal of Lion Ipoh Parade Sdn Bhd ("LIPSB Interco Payment"). The LIPSB Interco Payment shall constitute full and proper discharge of the inter-company balances owing by Lion Ipoh Parade Sdn Bhd to Sea World Attraction Sdn Bhd.

(ii) Conditional Share Sale and Purchase Agreement dated 8 November 2004 between, inter alia, Masbeef Sdn Bhd, a 70%-owned subsidiary of Ayer Keroh Resort Sdn Bhd, which is in turn a 70%-owned subsidiary of Amsteel Corporation Berhad and TMW Lion GmbH for:-

(a) the disposal of 70% equity interest in Lion Seremban Parade Sdn Bhd comprising 7,000 ordinary shares of RM1.00 each credited as fully paid for a total cash consideration of RM0.70; and

(b) the assumption and payment of inter-company balances owing by Lion Seremban Parade Sdn Bhd to Masbeef Sdn Bhd, to be computed based on the gross acquisition value of the shopping complex known as Seremban Parade, owned by Lion Seremban Parade Sdn Bhd of RM65.84 million adjusted for the net trade assets or liabilities to be assumed or cause to be assumed by TMW Lion GmbH, based on the proforma balance sheet of Lion Seremban Parade Sdn Bhd as at the date of completion of the disposal of Lion Seremban Parade Sdn Bhd ("LSPSB Interco Payment"). The LSPSB Interco Payment shall constitute full and proper discharge of the inter-company balances owing by Lion Seremban Parade Sdn Bhd to Masbeef Sdn Bhd.

(iii) Letter of offer dated 17 October 2005 issued by Lion Plaza Sdn Bhd, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel Corporation Berhad and duly accepted by Public Mutual Berhad on 20 October 2005 for the purchase by Public Mutual Berhad or its nominees of a piece of freehold commercial land held under Geran 652, Lot 59, Seksyen 57, Bandar dan Daerah Kuala Lumpur, Negeri Wilayah Persekutuan measuring approximately 6,540.518 square meters (approximately 1.616 acres or 70,402 sq feet) for a total cash consideration of RM58,996,876.00.

(iv) Conditional Sale and Purchase Agreement dated 17 November 2005 between Lion Plaza Sdn Bhd a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel Corporation Berhad, and Public Mutual Berhad for the disposal of a piece of freehold commercial land held under Geran 652, Lot 59, Seksyen 57, Bandar dan Daerah Kuala Lumpur, Negeri Wilayah Persekutuan measuring approximately 6,540.518 square meters (approximately 1.616 acres or 70,402 sq feet) to Public Mutual Berhad or its nominees for a total cash consideration of RM58,996,876.

3.2 ACB

Neither ACB nor its subsidiaries has entered into any material contracts (not being contracts entered into in the ordinary course of business) within two (2) years preceding the Latest Practicable Date.

3.3 LCB

Save as disclosed below, neither LCB nor its subsidiaries has entered into any material contracts (not being contracts entered into in the ordinary course of business) within two (2) years immediately preceding the Latest Practicable Date.

(i) Conditional Sale and Purchase of Shares Agreement dated 25 November 2004 between AMB Venture Sdn Bhd ("AMBV"), LCB Venture Pte Ltd ("LCBV") and Lion Corporation Berhad ("LCB") for LCBV to acquire 148,750,644 ordinary shares of SGD0.10 each in Lion Asiapac Limited ("LAP") together with 148,750,644 warrants in LAP from AMBV for a purchase consideration of SGD32,725,142 (equivalent to RM75,595,078) to be satisfied by the issuance and allotment of 57,706,166 new LCB Shares at an issue price of RM1.31 each.

(ii) Conditional Sale and Purchase of Shares Agreement dated 25 November 2004 among Sims Holdings Sdn Bhd, Lion Realty Pte Ltd and Datuk Cheng Yong Kim (collectively the "LPM Vendors"), Lion General Trading & Marketing (S) Pte Ltd ("Lion General") and Lion Corporation Berhad ("LCB") for the acquisition by Lion General of an aggregate of 10,000 ordinary shares of RM1.00 each in Lion Plate Mills Sdn Bhd from the LPM Vendors for a purchase consideration of RM70,000,000 to be satisfied entirely by the issuance and allotment of 53,435,115 new LCB Shares at an issue price of RM1.31 each to the LPM Vendors in proportion to their respective shareholding in LPM.

(iii) Conditional Facilitation Agreement dated 24 October 2005 between Megasteel Sdn Bhd ("Megasteel") and Lion Diversified Holdings Berhad ("LDHB") pursuant to which LDHB agreed to cancel the existing supply agreement, the licensing agreement and other agreements in respect of the direct reduced iron project and procure the execution of similar new agreements by Lion DRI Sdn Bhd ("Lion DRI"), a wholly-owned subsidiary of LDHB, in consideration whereof Megasteel shall compensate LDHB by paying LDHB the sum of USD14 million (equivalent to approximately RM52.78 million) on completion. In connection with the Conditional Facilitation Agreement, Megasteel has on 24 October 2005 entered into a Conditional Subscription Agreement with Lion DRI and LDHB, whereby upon completion, Lion DRI will become a subsidiary of Megasteel.

4. MATERIAL LITIGATION, CLAIMS AND ARBITRATION

4.1 Amsteel

Save as disclosed below, Amsteel and its subsidiaries are not engaged in any material litigation, claim or arbitration, either as plaintiff or defendant, which has a material effect on the financial position of Amsteel or its subsidiaries and the directors of Amsteel have no knowledge of any proceedings pending or threatened against Amsteel and/or its subsidiaries or of any fact likely to give rise to any proceeding which may materially and adversely affect the financial position or business of Amsteel and/or its subsidiaries;-

(i) Tafco Development Sdn Bhd ("Tafco") had in 6 May 2002 filed Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur ("High Court") ("the Petition") against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70%-owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Petition, Tafco alleged, *inter alia,* that:-

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:-

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The matter was consolidated with that of Writ of Summons No. S1-22-546 of 2002 on 16 January 2003.

The third party legal charge dated 31 December 1997 has now been discharged. Pursuant thereto, the Respondents have applied to strike out the Petition. The mention date for the application to strike out the Petition is fixed on 2 May 2006.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

(ii) Ariffin Haji Ismail Plantations Sdn Bhd ("AHIP") had in 22 May 2002 filed a Writ of Summons No. S1-22-546 of 2002 in the High Court against Amsteel's 70%-owned subsidiary, Ambang Maju.

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco, the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:-

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilised by AHIP to defray their cost of the disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilised by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of eight percent (8%) per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Petition No. D22-26-20-2002 at the High Court (Commercial Division) was allowed on 16 January 2003.

AHIP withdrew its application for Summary Judgment on 5 November 2003 and the High Court had allowed Ambang Maju's application to amend its Statement of Defence on 1 April 2004. The matter is fixed for mention on 2 May 2006.

The Directors have been advised that Ambang Maju has a reasonable defence to the claim. In any event, Ambang Maju's maximum exposure to liabilities is RM5,438,129.40 together with interest.

(iii) In the High Court of Malaya at Shah Alam Suit No. MT3-22-386-98 filed in 6 April 1998, Amsteel Equity Capital Sdn Bhd ("AEC") claimed against Promet Berhad for contra losses amounting to RM16,443,931.55, interest amounting to RM243,910.23 as at 26 March 1998 and further interest at the rate of 18.5% on the principal sum of RM16,443,931.55 from 27 March 1998 till date of full settlement. Summary Judgment was obtained against Promet Berhad on 19 June 2003. Promet Berhad's appeal against Summary Judgment is now fixed for hearing on 11 August 2006.

The Directors have been advised that AEC has reasonable grounds for the claims.

(iv) Magna Prima Berhad, Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd have filed a Writ of Summons No. D6-22-2039-2000 in the High Court against AEC and fourteen (14) others wherein it was alleged, *inter alia*, that certain parties have taken out the sum of RM22.1 million from the accounts of Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd and that the money was used to purchase shares through AEC. It was further alleged that AEC had constructive notice of such action and therefore is the constructive trustee of the money which was used to purchase the shares. The writ was served on AEC on or about 7 June 2005.The matter is now fixed for case management on 12 June 2006.

The Directors have been advised that AEC has a defence to the claim.

4.2 ACB

As at the Latest Practicable Date, neither ACB nor its subsidiaries are engaged in any material litigation, claim or arbitration, either as plaintiff or defendant, which has a material effect on their financial position and the Board of LCB has no knowledge of any proceedings pending or threatened against ACB and/or its subsidiaries or of any fact likely to give rise to any proceeding which may materially and adversely affect the financial position or business of ACB and/or its subsidiaries.

4.3 LCB

As at the Latest Practicable Date, neither LCB nor its subsidiaries are engaged in any material litigation, claim or arbitration, either as plaintiff or defendant, which has a material effect on their financial position and the Board of LCB has no knowledge of any proceedings pending or threatened against LCB and/or its subsidiaries or of any fact likely to give rise to any proceedings which may materially and adversely affect the financial position or business of LCB and/or its subsidiaries.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be made available for inspection at the registered office of Amsteel during normal office hours on any week day (except public holidays) from the date of this Circular up to and including the date of the EGM:-

(i) Memorandum and Articles of Association of Amsteel, Umatrac, ACB and LCB;

(ii) Audited consolidated financial statements of Amsteel for the past two (2) financial years ended 30 June 2004 and 30 June 2005 and the unaudited results for the six (6)-months ended 31 December 2005;

(iii) Audited consolidated financial statements of ACB and LCB respectively, for the past two (2) financial years ended 30 June 2004 and 30 June 2005 and the unaudited results for the six (6)-months ended 31 December 2005;

(iv) The notice of receipt of the Offer together with the Notice;

(v) The Offer Document dated 23 March 2006;

(vi) The letter of consent referred to in Section 2 of this Appendix;

(vii) The material contracts referred to in Section 3 of this Appendix; and

(viii) The relevant cause papers in respect of the material litigations referred to in Section 4 of this Appendix.



AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 21 April 2006 at 10.00 a.m., for the purpose of considering and, if thought fit, passing the following Ordinary Resolution:-

ORDINARY RESOLUTION

PROPOSED DISPOSAL OF UP TO 21,616,069 ORDINARY SHARES OF RM1.00 EACH IN AMALGAMATED CONTAINERS BERHAD ("ACB") REPRESENTING APPROXIMATELY 28.94% EQUITY INTEREST IN ACB TO LION CORPORATION BERHAD ("LCB") VIA A CONDITIONAL TAKE-OVER OFFER BY LCB

THAT subject to the relevant approvals being obtained, approval be and is hereby given to the Company and its wholly-owned subsidiary, Umatrac Enterprises Sdn Bhd ("Umatrac"), to dispose of up to 991,000 ordinary shares of RM1.00 each of the Company's direct shareholding in ACB representing approximately 1.33% equity interest in ACB and up to 20,625,069 ordinary shares of RM1.00 each of indirect shareholdings held through Umatrac representing approximately 27.61% equity interest in ACB (collectively referred to as the "Sale Shares") to be settled by the issuance and allotment of two (2) new ordinary shares of RM1.00 each in LCB at an issue price of RM1.31 each for every three (3) Sale Shares held via the acceptance of the Conditional Take-Over Offer by LCB ("Offer") based on the terms and conditions as set out in the Notice of the Offer dated 25 November 2004 issued by K & N Kenanga Bhd, on behalf of LCB, and served on the Board of ACB in respect of the Offer ("Proposed Disposal");

AND THAT the Directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to give effect to and complete the Proposed Disposal, with full powers to assent to any conditions, modifications, variations and/or amendments deemed necessary or expedient in the interest of the Company and/or its subsidiary, or as may be required by the relevant authorities and to take all steps and actions as may be required to give effect to and complete the Proposed Disposal.

By Order of the Board

CHAN POH LAN
WONG PHOOI LIN
Secretaries

Kuala Lumpur
4 April 2006

Notes:-

1. *A member entitled to attend and vote at the Extraordinary General Meeting of the Company is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*
2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*
3. *The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the meeting.*
4. *Form of Proxy sent through facsimile transmission shall not be accepted.*



AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

FORM OF PROXY

I/We ____

I.C. No. / Company No. ____

of ____

being a member/members of AMSTEEL CORPORATION BERHAD, hereby appoint ____________________

____

I.C. No. ____

of ____

or failing whom, ____

I.C. No. ____

of ____

as my/our proxy to attend and vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 21 April 2006 at 10.00 a.m or at any adjournment thereof.

ORDINARY RESOLUTION	For	Against
PROPOSED DISPOSAL OF UP TO 21,616,069 ORDINARY SHARES OF RM1.00 EACH IN AMALGAMATED CONTAINERS BERHAD VIA A CONDITIONAL TAKE-OVER OFFER BY LION CORPORATION BERHAD		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hands this _____ day of ___________ 2006.

No. of shares: ______________________________ Signed: ______________________________

In the presence of: ______________________________

Representation at Meeting:-

1. *A member entitled to attend and vote at the Extraordinary General Meeting of the Company is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the meeting.*

4. *Form of Proxy sent through facsimile transmission shall not be accepted.*

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BAYARAN POS JELAS
POSTAGE PAID
PUSAT MEL BUKIT RAJA
MALAYSIA
NO. SEL 0259

Secretarial Communications Sdn Bhd (92040-W)
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur